UNITED STATES
SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER PURSUANT TO RULE 13a-16 OR 15d-16 UNDER THE

SECURITIES EXCHANGE ACT OF 1934

For the month of June, 2021

Commission File Number: 001-34476

BANCO SANTANDER (BRASIL) S.A.

(Exact name of registrant as specified in its charter)

Avenida Presidente Juscelino Kubitschek, 2041 and 2235
Bloco A – Vila Olimpia
São Paulo, SP 04543-011
Federative Republic of Brazil

(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F: Form 20-F ___X___ Form 40-F _______

 Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):

Yes _______ No ___X____

 Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):

Yes _______ No ___X____

 Indicate by check mark whether by furnishing the information contained in this Form, the Registrant is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934:

Yes _______ No ___X____

 If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b):  N/A

Index

Performance Review

Balance Sheet

Statement of Income

Statement of Comprehensive Income

Statement of Changes in Stockholders' Equity – Bank

Statement of Changes in Stockholders' Equity – Consolidated

Statement of Cash Flows

Statement of Value Added

1.General Information

2.Presentation of Financial Statements

3.Significant Accounting Policies

4.Cash and Cash Equivalents

5.Interbank Investments

6.Securities and Derivatives Financial Instruments

7.Interbank Accounts

8.Credit Portfolio and Allowance for Expected Losses Associated with Credit Risk

9.Other Financial Assets

10.Tax Assets and Liabilities

11.Other Assets

12.Dependences Information and Foreign Subsidiary

13.Investments in Affiliates and Subsidiaries Subsidiary

14.Fixed Assets

15.Intangibles

16.Funding

17.Other Financial Liabilities

18.Other Payables

19.Provisions, Contingent Assets and Liabilities and Legal Obligations - Tax and Social Security

20.Stockholders’ Equity

21.Related Parties

22.Income from Services Rendered and Banking Fees

23.Personnel Expenses

24.Other Administrative Expenses

25.Other Operating Income

26.Other Operating Expenses

27.Non-Operating Income

28.Employee Benefit Plans

29.Risk Management, Capital and Sensitivity Analysis

30.Other information

31.Subsequent Event

Composition of Management Bodies

Declaration of directors on the financial statements

Directors' Statement on Independent Auditors

Audit Committee Report

Opinion of the Fiscal Council

Performance Review

Dear Stockholders:

We are presenting the Performance Commentary to the Individual and Consolidated Financial Statements of Banco Santander (Brasil) S.A. (Banco Santander or Banco) for the semester ended June 30, 2021, prepared in accordance with accounting practices adopted in Brazil, established by the Law of Corporations, in conjunction with the rules of the National Monetary Council (CMN), the Central Bank of Brazil (Bacen) and the document model provided for in the Accounting Plan for National Financial System Institutions (Cosif) and the Securities Commission (CVM) , which do not conflict with the norms issued by Bacen.

The Condensed Consolidated Interim Financial Statements prepared based on the international accounting standards issued by the International Accounting Standards Board (IASB) for the semester ended June 30, 2021 were simultaneously disclosed on the website www.santander.com.br/ri.

1. Macroeconomic Environment

At the end of the second quarter of 2021, Banco Santander observed the median of projections regarding the performance of the Brazilian economy indicating a growth of the Brazilian GDP of 4.85% in 2021, compared to a contraction of 4.06% in the previous year. The projection for 2021 is higher than that observed at the end of the first quarter (3.17%) and, in the Bank's assessment, it was influenced by the recent publication that the actual result observed in that period was beyond the market consensus - the median of the estimates indicated a seasonally adjusted quarterly expansion of 0.9% for the first quarter of 2021. The economic activity data released contrasted with our GDP growth estimate for the previous quarter (we also estimated a 0.9% increase) and changed our expectation that the Brazilian economy will grow 3.6% in 2021. Preliminarily, we changed our GDP growth forecast to 4.9% this year.

Also, in the second quarter of 2021, the Bank witnessed the interannual variation of the IPCA reaching 8.1%, a level well above the target set for 2021 (3.75%) and also higher than the 5.9% projected by Santander for this year. The Bank understands that this inflationary environment and its balance of risks were the motivators for the Central Bank of Brazil to raise the basic interest rate of 2.75% p.a. to 4.25% p.a. between the closings of the first and second quarters of 2021. Santander believes that this approach to the Selic rate increases the chance that inflation will converge to the established targets within the relevant time horizon for monetary policy. In this sense, the Bank projects that the Selic rate will reach 6.50% p.a. at the end of 2021 and 7.00% p.a. at the end of 2022.

Regarding the behavior of the exchange rate, Banco Santander saw the quotation of the Brazilian currency against the US dollar close the second quarter of 2021 quoted at R$5.06/US$. That is, below the price of R$5.63/US$ seen at the end of the previous quarter. This trajectory of appreciation of the real is in line with the Bank's forecast that the exchange rate will end the year 2021 quoted at R$5.25/US$.

The performance of the aforementioned variables took place in the midst of an international environment that the Bank considered favorable and which highlighted the following topics: advances in immunization programs against COVID-19 in advanced economies; faster economic recovery of the world economy; emergence of inflationary pressures and; discussion about the possible reversal of monetary stimuli granted in several economies – with emphasis on the USA. In fact, the themes are intertwined, since the progress in the immunization process – mainly in advanced economies – allowed for a faster recovery in different parts of the globe and generated some bottlenecks in important production chains. In turn, these bottlenecks ended up causing problems in the production of some products – automobiles, for example – and caused a rise in prices that were captured by the inflation indices. Faced with a less relaxed inflationary scenario – albeit caused by some temporary setbacks – the Bank saw a growing discussion about the possibility of reversing the monetary incentive policies that were widely adopted to support demand during the pandemic. For the Bank, this discussion explained the recording of some volatility in asset prices, mainly in the US fixed income market.

In the domestic environment, the Bank understands that the main themes were as follows: lethargy in the immunization program against COVID-19, continuity of the interest rate normalization process; persistence of inflationary pressures; more robust economic activity indices than previously imagined and; reduction of risk perception regarding the Brazilian fiscal framework. For the Bank, the fact that the Brazilian economy showed robust economic growth in 1Q21, despite the worsening of the pandemic scenario and the absence of tax incentives in the period, was a very positive surprise. For the Bank, the performance showed that even the adoption of measures to restrict mobility and the lower mass of income did not prevent the economy from remaining on a path of recovery. For the Bank, this may be the explanation for the extension of inflationary pressures that led the Brazilian monetary authority to signal the continuity of the monetary policy normalization process. Finally, the Bank recognizes that circumstantial elements have resulted in an improvement in the perception of risk regarding government debt in the coming years, as the starting point of its trajectory should be lower than previously imagined. However, the Bank continues to draw attention to the worrying structural dynamics that it could follow in the absence of structural reforms in the near future.

2. Performance

2.1) Corporate Income

Consolidated Income Statements (R$ Millions)	1S21	1S20	annual changes%	2Q21	1Q21	quarter changes %
Financial Income	30,253.1	79,563.5	(62.0)	(7,503.8)	37,756.9	(119.9)
Financial Expenses	(8,898.7)	(79,909.1)	88.9	20,918.0	(29,816.7)	(170.2)
Gross Profit From Financial Operations (a)	21,354.4	(345.6)	6.278.9	13,414.2	7,940.2	68.9
Other Operating (Expenses) Income (b)	(7,528.1)	(6,120.7)	23.0	(3,492.5)	(4,035.6)	(13.5)
Operating Income	13,826.3	(6,466.3)	(313.8)	9,921.7	3,904.6	154.1
Non-Operating Income	28.1	236.6	(88.1)	(1.1)	29.2	(103.8)
Income Before Taxes on Income and Profit Sharing	13,854.3	(6,229.8)	(322.4)	9,920.5	3,933.8	152.2
Income Tax and Social Contribution (a)	(5,926.9)	13,065.9	(145.4)	(5,306.5)	(620.4)	755.3
Profit Sharing	(940.5)	(963.5)	(2.4)	(468.6)	(471.9)	(0.7)
Non-Controlling Interest	(67.9)	(73.0)	(7.0)	(42.6)	(25.3)	68.5
Consolidated Net Income	6,919.1	5,799.6	19.3	4,102.9	2,816.3	45.7

OPERATING RESULT BEFORE ADJUSTED TAXATION	1S21	1S20	annual variation%	2Q21	1Q21	annual variation%
(R$ Million)
Result before Taxation on Profit and Participation	13,854.3	(6,229.8)	(322.4)	9,920.5	3,933.8	152.2
Foreign Exchange Hedge	(792.4)	15,447.4	(105.1)	(2,841.9)	2,049.5	(238.6)
Operating Income Before Adjusted Taxation	13,061.9	9,217.6	41.7	7,078.6	5,983.3	18.3

INCOME TAX	1S21	1S20	annual variation%	2Q21	1Q21	annual variation%
(R$ Million)
Income tax and social contribution	(5,926.9)	13,065.9	(145.4)	(5,306.5)	(620.4)	755.3
Foreign Exchange Hedge	792.4	(15,447.4)	(105.1)	2,841.9	(2,049.5)	(238.6)
Adjusted Income Tax and Social Contribution	(5,134.5)	(2,381.5)	115.6	(2,464.6)	(2,669.9)	(7.7)

The annualized return for the first half of 2021, based on the accounting result on average equity, reached 17.8%, an increase of 0.7 p.p compared to the first half of 2020.

a) Foreign Exchange Hedge of the Grand Cayman and Luxembourg Branches

Banco Santander operates branches in the Cayman Islands and Luxembourg, which are used mainly to raise funds in the international capital and financial markets, to provide the Bank with lines of credit that are extended to its customers for trade financing abroad and working capital. To cover exposure to exchange variations, the Bank uses external funding and derivative instruments. In accordance with Brazilian tax rules, as of January 2021, 50% of the gains or losses arising from the impact of the appreciation or devaluation of the Real on foreign investments started to be computed in the determination of taxable income and in the calculation basis of the Contribution Social on Net Income (CSLL) of the investing legal entity domiciled in the country, while gains or losses on obligations and derivative instruments used as coverage are 100% taxable or deductible. The purpose of these derivative instruments is to protect net income after taxes. As of 2022, all exchange variation will be computed in the IRPJ and CSLL tax base.

The different tax treatment of such exchange differences results in volatility in the operating result and in the tax expense accounts (PIS/COFINS) and income taxes (IR/CSLL), as shown below:

Foreign Exchange Hedge of the Grand Cayman and Luxembourg Branches (R$ Million)	1S21	1S20	annual changes%
Exchange Variation - Profit From Financial Operations	(1,944.4)	19,283.1	(110.08)
Derivative Financial Instruments - Profit From Financial Operations	2,869.3	(35,436.2)	(108.10)
Income Tax and Social Contribution	(792.4)	15,447.4	(105.13)
PIS/COFINS - Tax Expenses	(133.4)	705.7	(118.91)

2.2) Assets and Liabilities

Consolidated Balance Sheets (R$ Millions)	Jun/21	Dec/20	semiannual changes%
Current Assets	513,258.1	603,330.9	(14.9)
Long-Term Assets	427,653.9	399,058.1	7.2
Total Assets	940,912.0	1,002,389.0	(6.1)
Current and Long-Term Liabilities	860,176.2	921,914.6	(6.7)
Deferred Income	414.2	355.5	16.5
Non-Controlling Interest	1,297.2	1,150.7	12.7
Stockholders' Equity	79,024.4	78,968.2	0.1
Total Liabilities and Stockholders' Equity	940,912.0	1,002,389.0	(6.1)

2.3) Stockholders’ Equity

On June 30, 2021, Banco Santander's consolidated shareholders' equity increased by 0.1% compared to December 31, 2020.

The change in Shareholders' Equity between June 30, 2021 and December 31, 2020 was mainly due to the net income for the semester in the amount of R$6,919 million, the negative equity valuation adjustment (securities and derivative financial instruments) in the amount of R$1,602 million and the capital reduction in the amount of R$2,000 million.

For additional information, see note 20.

2.4) Basel Index

Bacen determines that financial institutions maintain a Reference Equity (PR), PR Level I and Principal Capital compatible with the risks of their activities, higher than the minimum requirement of the Required Reference Equity, represented by the sum of the credit risk and risk portions market and operational risk.

As established in CMN Resolutions No. 4,193/2013 and No. 4,783/2020, until March 2021 the PR requirement was at 10.25%, including 8.00% Minimum Reference Equity plus 1.25% Additional Conservation of Capital and 1.00% of Systemic Additional. PR Level I was 8.25% and Minimum Core Capital 6.75%.

Throughout 2021, the Capital Conservation Supplement goes through two increases, reaching 1.625% in April and 2.00% in October. Thus, in June the PR requirement is 10.625%. Considering 8.00% of Minimum Reference Equity plus 1.625% of Additional Capital Conservation and 1.00% of Systemic Additional, with the requirement of PR Level I of 8.625% and Minimum Principal Capital of 7.125%. By the end of 2021, the PR requirement reaches 11.0%, considering an 8.00% Minimum Reference Equity plus 2.00% Capital Conservation Additional and 1.00% Systemic Additional, with a requirement of PR Tier I and Minimum Principal Capital at the end of 2021 of 9.00% and 7.50%, respectively.

Continuing with the adoption of the rules established by CMN Resolution No. 4,192/2013, as of January 2015, the Prudential Consolidated, defined by CMN Resolution No. 4,280/2013, came into effect.

The index is calculated on a consolidated basis based on information from the Prudential Consolidated, as shown below:

Basel Index%	Jun/21	Dec/20
Basel I Ratio	13.66	14.06
Basel Principal Capital	12.58	12.87
Basel Regulatory Capital	14.75	15.25

2.5) Main Subsidiaries

The table below shows the balances of total assets, shareholders' equity, net income and loan operations portfolio for the semester ended June 30, 2021, of Banco Santander's main subsidiaries:

Subsidiaries (R$ Millions)	Total Assets	Stockholders' Equity	Net Income	Loan Portfolio (1)	Ownership/Interest (%)
Aymoré Crédito, Financiamento e Investimento S.A.	54,518.7	1,542.3	730.0	50,793.5	100.0%
Banco RCI Brasil S.A.	11,182.0	1,499.5	90.2	9,070.7	39.9%
Santander Leasing S.A. Arrendamento Mercantil	14,026.8	11,094.8	112.7	2,200.6	100.0%
Santander Corretora de Seguros, Investimento e Serviços S.A.	8,723.2	3,595.6	491.8	-	100.0%
Atual Serviços de Recuperação de Créditos e Meios Digitais S.A.	2,409.2	2,358.6	34.0	-	100.0%
Santander Corretora de Câmbio e Valores Mobiliários S.A.	1,220.0	729.8	49.2	-	100.0%

The financial statements of the above Subsidiaries were prepared in accordance with the accounting practices adopted in Brazil, established by the Corporation Law, together with the rules of the CMN, Bacen and the document model provided for in the Accounting Plan of Cosif Institutions, of CVM, which do not conflict with the rules issued by Bacen, without the elimination of operations with affiliates.

3. Corporate Restructuring

During the semester ended June 30, 2021 and the year ended December 31, 2020, several corporate movements were implemented in order to reorganize the operations and activities of the entities in accordance with Banco Santander's business plan.

For additional information, see note 13 to the financial statements.

4. Strategy and Rating Agencies

For information regarding the Bank's strategy and rating at rating agencies, see the Results Report available at www.santander.com.br/ri.

5. Corporate Governance

The Board of Directors of Banco Santander met and resolved:

On June 1, 2021, it approved the election of Ms. Vania Maria da Costa Borgerth as a member of the Company's Audit Committee.

On May 3, 2021, it approved the election of the members of the Company's Executive Board for a new term.

On May 3, 2021, it approved the election of the members of the Advisory Committees to the Company's Board of Directors for a new term.

On April 27, 2021, it approved the proposal for the declaration and payment of interim and interim dividends totaling R$ 3 billion, paid from June 2, 2021 without any remuneration as monetary restatement.

On April 27, 2021, it approved the Management Report and the Company's Financial Statements in BRGAAP and IFRS for the first quarter of 2021.

On March 31, 2021, it approved the partial spin-off of the Company, which will result in the segregation of its shares issued by Getnet, with version 2 of the split portion to Getnet, pursuant to the Protocol and Justification of the Partial Spin-off of Santander (" Partial Spin-off”).

On March 1, 2021, it became aware of the resignation request presented by Tarcila Reis Corrêa Ursini as a member of the Company's Sustainability Committee.

On February 25, 2021, it approved the proposed spin-off of the payment means operation, carried out by the subsidiary, Getnet Acquiring and Services for Means of Payment SA (“Getnet”), in order to concentrate the Group's technology and payments business Santander within PagoNxt, a new technology-focused global payments platform.

On February 2, 2021, it approved the Individual and Consolidated Financial Statements of Banco Santander, prepared in accordance with accounting practices adopted in Brazil, applicable to institutions authorized to operate by Bacen for the year ended December 31, 2020.

On February 2, 2021, it approved, continuing the buyback program that expired on November 4, 2020, a new buyback program for Units and ADRs issued by Banco Santander, directly or through its Cayman branch, to be maintained in treasury or subsequent sale.

On February 2, 2021, it approved the proposal for declaration and payment of dividends, in the amount of R$ 512 million, paid on March 3, 2021, without any remuneration as monetary restatement.

The resolutions of the Board of Directors for the year 2020 are described in the Management Report of the Individual and Consolidated Financial Statements of December 31, 2020.

6. Risk Management

Bacen published on February 23, 2017, CMN Resolution No. 4,557, which provides for the risk and capital management structure (GIRC) which came into effect from the same year. The resolution highlights the need to implement an integrated risk and capital management structure, definition of an integrated stress test program and Risk Appetite Statement (RAS - Risk Appetite Statement), constitution of a Risk Committee, definition of a disclosure policy of published information, appointment of director for risk management, director of capital and director responsible for the information disclosure policy. Banco Santander develops the necessary actions on a continuous and progressive basis, aiming at adherence to the resolution. No relevant impacts arising from this standard were identified.

For more information, see note 29 to this publication.

Capital Management Structure

Banco Santander 's capital management structure has robust governance, which supports the processes related to this topic and establishes the responsibilities of each of the teams involved. In addition, there is a clear definition of the guidelines that must be adopted for effective capital management. Further details can be found in the Risk and Capital Management Structure, available on the Investor Relations website.

Internal Audit

The Internal Audit reports directly to the Board of Directors, with the Audit Committee responsible for its supervision.

Internal Audit is a permanent function and independent from any other function or unit, whose mission is to provide the Board of Directors and senior management with independent assurance on the quality and effectiveness of internal control and risk management systems (current or emerging) and government, thus contributing to the protection of the organization's value, solvency and reputation. The Internal Audit has a quality certificate issued by the Institute of Internal Auditors (IIA).

In order to fulfill its functions and coverage risks inherent in Banco Santander activity, Internal Audit has a set of tools developed internally and updated when necessary. Among them, the risk matrix stands out, used as a planning tool, prioritizing the risk level of the auditable universe considering, among others, its inherent risks, the latest audit rating, the degree of compliance with the recommendations and its dimension. The work programs, which describe the audit tests to be carried out, are periodically reviewed.

The Audit Committee and the Board of Directors have favorably analyzed and approved the Internal Audit work plan for 2021.

7. People

With the public health crisis unleashed in early 2020, care has never been so much talked about. Take care of yourself and the other. And at the Bank, we continue to take care of our people, an essential element in the Company. After all, they are the ones who think, design, develop, interact and build what Banco Santander wants to be. This is why the Bank invests in each of the 46,426 employees here in Brazil.

On the subject of Health, we designed our internal protocol of action in the containment of COVID-19, guided by Organs sanitary and health agencies. We have the Telemedicine service in partnership with Albert Einstein Hospital, guaranteeing high standard medical care for 100% of employees and their dependents, in addition to investing in the Emotional Health Program that has supported our people in adapting to and coping with social distancing.

For the development of our people, the Corporate University – Santander Academy works towards strong, transversal culture, enabling everyone, online and in person, to improve what they already know and explore new possibilities. From mandatory certifications for certain functions to Digital Leadership courses, the most important thing is to get out of your comfort zone and invest in yourself by expanding your knowledge and repertoire.

Banco Santander supports leaders and managers so that they are close and available. This performance is based on three pillars: Feedback, Open Chat and Personalized Recognition, ensuring that everyone is aligned through recurrent and frank conversations, career guidance and special moments to reward the teams' growth.

Banco Santander values a diverse environment, where every skill and every difference is valued. An example is the Affinity Group, created to promote diversity and inclusion based on the 5 pillars: Female Leadership; Racial Equity; Disabled people; Diversity of Trainings, Experiences and Generations and the LGBT+ pillar. Another good example is the Talent Show. In it, Banco Santander opens space to learn about the most different performances and explore the universe of skills that exist at the Bank, allowing interaction and fraternization among colleagues.

In the Customer sphere, we remain focused on offering the best products and services in a Simple, Personal and Fair manner. For this, the active listening process is essential and, therefore, in March 2021, we received 12 Clients remotely to participate in a coffee with our CEO, Sérgio Rial, and broadcast live to 100% of the Organization. The Consumer Day special “Café com Rial” had a record audience of 41,972 connections, placing the Customer chair as the most important in our organization and signaling that our consumers are at the center of our discussions.

The result of all these actions is the high level of engagement, evidenced by surveys that are carried out annually and that bring excellent indicators. These surveys show that at least 90% of employees say they want to stay at Banco Santander for a long time. It is believed that this satisfaction reflects positively on interactions with Customers, generating greater loyalty, sustainable growth and investments in society, which leads Banco Santander to be the best Bank for all stakeholders.

8. Sustainable Development

Santander Brasil's Sustainability strategy is based on three pillars: (i) Strategic and efficient use of Environmental Resources, (ii) Development of Potentials and (iii) Resilient and Inclusive Economy. The Bank's vision, through these pillars, is to contribute to a better, more prosperous and fair society, maintaining excellence and responsibility in internal management, based on ethical values and technology at the service of people and businesses.

We recognize our role as a financial institution in fostering sustainable business, helping society to prosper. We highlight some initiatives in 2Q21:

•         We made R$27.6 billion feasible in sustainable businesses, 74% of which via bonds.

•         In line with the ambition of achieving zero net carbon emissions by 2050, we promoted Net Zero engagement for Brazil and launched initiatives for employees and customers, such as sustainable product offers and the availability of the Carbonometer, a tool that calculates the daily emission of GHG of our operation. In addition, we started replacing cards for recycled PVC

•         We launched the first Sustainable Station in Brazil, a model project with 1,454 m² of green area, which uses 70% of energy from solar panels and has a water reuse system with savings of 150 thousand liters/month.

•         We made a loan of US$ 25 MM to clean up the Novo Rio Pinheiros river, in partnership with IFC and Desenvolvimento SP, a financial institution of the Government of the State of São Paulo.

We maintained our actions in support of society as a means of supporting the fight against COVID-19 and continued with our private social investment strategy with our programs to support children, adolescents, the elderly and entrepreneurs.

At the end of the Brazil Without Hunger Campaign, 200,351 food baskets were donated, 16.6% of which came from resources donated by employees.

We highlight three recognitions in the period:

•         Exame ESG Guide: best ESG bank

•         ECO Amcham Award: case “Santander Effect - Total Force in the Pandemic”

•         GPTW LGBTQI+ Ranking: we were one of the ten companies awarded in the ranking, in partnership with APOLGBT - Association of the LGBT Pride Parade of São Paulo.

9. Effects of the Pandemic - COVID-19

The Bank monitors the effects of this pandemic that affect its operations and that may adversely affect its results. Since the beginning of the pandemic in Brazil, Committees have been set up to monitor the effects of the spread and its impacts, in addition to government actions to mitigate the effects of COVID-19.

The Bank maintains its operational activities, observing the protocols of the Ministry of Health and other Authorities. Among the actions taken, we highlight (a) the dismissal of employees from the risk group and intensification of home office work, (b) the definition of a monitoring protocol, with health professionals, for employees and family members who have the symptoms of COVID-19 and (c) increased communication about prevention measures and remote means of care.

Future impacts related to the pandemic, which have a certain degree of uncertainty as to their duration and severity and which, therefore, cannot be accurately measured at this time, will continue to be monitored by Management.

10. SX & Open Finance

Our performance, which is based on proximity to the customer and on offering products and services tailored to the needs of each profile, differentiates us in the face of the current transformation of the financial sector. Therefore, we are expanding SX, Santander's special PIX, which totaled R$161.1 billion in PIX sent this quarter, representing a market share of 17% in the same period. In the scope of open finance, we were pioneers in communication with our customers and had a volume of pre-registrations above our expectations.

11. Independent Audit

The policy of Banco Santander, including its subsidiaries, in contracting services not related to the auditing of the Financial Statements by its independent auditors, is based on Brazilian and international auditing standards, which preserve the auditor's independence. This reasoning provides for the following: (i) the auditor must not audit his own work, (ii) the auditor must not exercise managerial functions in his client, (iii) the auditor must not promote his client's interests, and (iv) the need for approval of any services by the Bank's Audit Committee.

In compliance with CVM Instruction 381/2003, Banco Santander informs that in the period ended June 30, 2021, PricewaterhouseCoopers did not provide services unrelated to the independent auditing of the Financial Statements of Banco Santander and controlled companies over 5% of the total fees related to independent audit services.

In addition, the Bank confirms that PricewaterhouseCoopers has procedures, policies and controls in place to ensure its independence, which include assessing the work performed, covering any service other than an independent audit of the Financial Statements of Banco Santander and its subsidiaries. This assessment is based on the applicable regulations and accepted principles that preserve the auditor's independence. The acceptance and provision of professional services not related to the auditing of the Financial Statements by its independent auditors during the semester ended June 30, 2021, did not affect the independence and objectivity in conducting the external audit exams carried out at Banco Santander and other entities of the Group, since the above principles were observed.

The Board of Directors

The Executive Board

(Authorized at the Board of Directors' Meeting of 07/27/2021)

Balance Sheet

			Bank		Consolidated
	Notes	06/30/2021	12/31/2020	06/30/2021	12/31/2020
Current Assets		514,763,562	586,324,279	512,612,711	603,330,917
Cash	4	28,091,844	19,522,250	28,111,171	19,512,315
Financial Instruments		430,248,800	511,695,788	423,688,555	523,139,590
Interbank Investments	5	90,122,582	112,963,929	39,790,639	68,116,477
Securities and Derivative Financial Instruments	6	80,389,530	96,534,510	91,172,211	107,235,066
Derivative Financial Instruments	6	16,466,798	17,886,650	14,974,809	18,446,009
Lending Operations	8	108,550,262	114,776,536	137,668,990	141,271,392
Others Assets Instruments	9	134,719,628	169,534,163	140,081,906	188,070,646
Leasing Operations		-	-	1,069,868	905,502
Provisions for Expected Losses Associated with Credit Risk	8.e	(6,060,619)	(7,078,539)	(7,650,091)	(8,563,593)
Other Assets	11	62,483,537	62,184,780	67,393,208	68,337,103

Long-Term Assets		433,024,882	403,900,472	428,299,302	399,058,061
Financial Instruments		362,511,974	331,190,945	374,044,162	340,476,305
Interbank Investments	5	32,665,913	30,940,159	3,125,879	1,581,776
Securities and Derivative Financial Instruments	6	119,736,947	119,283,560	127,402,382	126,013,272
Derivative Financial Instruments	6	13,831,266	14,394,066	13,875,643	14,394,066
Lending Operations	8	192,243,420	164,803,732	225,605,911	196,839,325
Others Assets Instruments	9	4,034,347	1,769,428	4,034,347	1,647,866
Leasing Operations		-	-	1,385,353	1,565,882
Provisions for Expected Losses Associated with Credit Risk	8.e	(16,537,202)	(14,756,906)	(18,351,922)	(16,503,895)
Other Assets	11	16,845,489	16,309,573	20,017,519	19,747,782
Current and deferred tax assets	10	34,863,823	35,748,981	39,224,471	39,920,834
Investments		24,629,508	23,208,562	398,237	332,851
Investments: Investments in Associates and Subsidiaries	13	24,608,580	23,187,617	377,255	311,852
Other Investments		20,928	20,945	20,982	20,999
Fixed Assets	14	5,870,506	6,102,538	6,191,511	7,046,685
Real Estate for Use		2,450,519	2,443,916	2,751,498	2,744,391
Other Fixed Assets in Use		12,659,345	12,405,737	12,836,593	14,220,916
(Accumulated Depreciation)		(9,239,358)	(8,747,115)	(9,396,580)	(9,918,622)
Intangible	15	4,840,783	6,096,779	5,389,971	6,471,617
Goodwill on Acquisition of Subsidiaries		27,236,896	28,523,504	27,886,642	29,680,240
Other Intangible Assets		9,811,735	9,510,686	10,095,887	10,208,203
(Accumulated Amortizations)		(32,207,848)	(31,937,411)	(32,592,558)	(33,416,826)
Total Assets		947,788,444	990,224,751	940,912,013	1,002,388,978

The accompanying notes from Management are an integral part of these financial statements

			Bank		Consolidated
	Notes	06/30/2021	12/31/2020	06/30/2021	12/31/2020
Current Liabilities		602,491,674	642,103,558	609,147,876	657,760,203
Deposits and Other Financial Instruments		570,472,075	612,837,974	561,473,571	566,373,198
Deposits	16	301,972,406	292,520,822	297,186,903	290,741,035
Local Borrowings	16	105,791,613	119,188,451	101,812,663	114,214,008
Money Market Funding	16	65,993,517	53,750,603	65,993,517	53,790,402
Domestic Onlendings - Official Institutions	16	4,389,585	4,920,596	9,284,588	4,920,596
Funds from Acceptance and Issuance of Securities	16	28,019,196	36,043,882	24,846,931	30,549,046
Derivative Financial Instruments	6	15,488,484	17,389,567	13,848,235	18,372,819
Other Financial Liabilities	17.a	48,817,274	89,024,053	53,395,737	91,955,496
Other Liabilities	18	27,327,367	26,145,866	34,863,670	48,710,732
Provision for Tax Risks and Legal Obligations	19.b	33,709	33,573	118,243	115,852
Provision for Judicial and Administrative Proceedings – Labor and Civil Lawsuits	19.b	2,265,028	2,343,001	2,364,780	2,457,423
Other Provisions	18	1,719,937	1,348,726	5,959,637	5,365,387
Others	18	23,308,693	18,683,091	26,421,009	34,619,094
Current and Deferred Tax Liabilities	10	4,692,232	3,119,718	5,810,635	4,506,069

Long-Term Liabilities		265,579,030	268,624,333	258,028,420	251,064,721
Deposits and Other Financial Instruments		229,996,608	232,775,324	216,872,902	211,859,598
Deposits	16	99,457,786	99,950,659	101,400,684	99,310,763
Money Market Funding	16	21,635,135	40,783,009	21,635,135	40,783,009
Local Borrowings	16	1,673,704	1,221,159	1,673,704	1,221,159
Domestic Onlendings - Official Institutions	16	7,479,913	7,827,793	7,479,913	7,827,793
Funds from Acceptance and Issuance of Securities	16	68,229,615	51,015,924	51,411,182	40,078,721
Derivative Financial Instruments	6	16,350,495	17,737,559	16,350,495	17,896,646
Other Financial Liabilities	17.a	15,169,960	14,239,221	16,921,789	15,400,664
Other Liabilities		32,659,302	33,579,893	37,568,188	38,833,292
Provision for Tax Risks and Legal Obligations	19.b	4.159.784	4.216.171	6.542.289	6.591.441
Provision for Judicial and Administrative Proceedings – Labor and Civil Lawsuits	19.b	2.999.987	3.578.881	3.220.123	3.884.857
Other Provisions	18	697.358	811.461	775.486	896.819
Others	18	24.802.173	24.973.380	27.030.291	27.460.175
Current and Deferred Tax Liabilities	10.b	2,923,120	2,269,116	3,587,330	2,802,311

Deferred Income		378,872	313,983	414,185	355,526

Stockholders' Equity	20	79,338,868	79,182,877	79,024,369	78,968,183
Capital	20.a	55,000,000	57,000,000	55,000,000	57,000,000
Capital Reserves 20.c		273,136	302,665	265,784	298,313
Profit Reserves 20.c		26,696,430	23,128,797	25,995,261	22,511,135
Adjustment to Fair Value		(1,920,928)	(457,227)	(1,526,906)	(49,907)
(-) Treasury Shares 20.d		(709,770)	(791,358)	(709,770)	(791,358)

Non Controlling Interest	20.e	-	-	1,297,163	1,150,708

Total Stockholders' Equity		79,338,868	79,182,877	80,321,532	80,118,891

Total Liabilities		947,788,444	990,224,751	940,912,013	1,002,388,978

The accompanying notes from Management are an integral part of these financial statements.

Statement of Income

			Bank		Consolidated
	Notes	01/01 to 06/30/2021	01/01 to 06/30/2020	01/01 to 06/30/2021	01/01 to 06/30/2020
Income Related to Financial Operations		25,092,779	73,967,441	30,253,142	79,563,473
Loan Operations		20,057,178	28,009,033	25,417,072	34,491,929
Leasing Operations		-	-	114,234	156,260
Securities Transactions	6.a.V	3,014,908	50,573,998	1,780,397	49,202,392
Derivatives Transactions		2,292,845	518,129	3,210,944	711,669
Foreign Exchange Operations		(964,628)	(6,145,592)	(964,628)	(6,017,339)
Compulsory Deposits		692,476	1,011,873	695,123	1,018,562
Expenses on Financial Operations		(6,872,745)	(77,610,921)	(8,898,749)	(79,909,105)
Funding Operations Market	16.b	(4,208,818)	(40,619,135)	(5,108,163)	(41,193,858)
Borrowings and Onlendings Operations		3,169,053	(27,328,721)	3,169,830	(27,347,015)
Operations of Sale or Transfer of Financial Assets		103,754	(1,005,682)	103,761	(1,005,631)
Allowance for Loan Losses	8.e	(5,936,734)	(8,657,383)	(7,064,177)	(10,362,601)
Gross Income Related to Financial Operations		18,220,034	(3,643,480)	21,354,393	(345,632)

Other Operating Revenues (Expenses)		(5,581,545)	(3,782,437)	(7,528,126)	(6,120,713)
Banking Service Fees	22	5,138,652	4,494,803	6,860,257	6,127,134
Income Related to Bank Charges	22	2,342,439	2,162,490	2,691,467	2,457,211
Personnel Expenses	23	(2,973,558)	(3,142,349)	(3,485,775)	(3,621,626)
Other Administrative Expenses	24	(6,715,375)	(5,279,853)	(7,045,077)	(6,133,482)
Tax Expenses	10.d	(1,891,715)	(719,006)	(2,436,627)	(1,294,924)
Investments in Affiliates and Subsidiaries	13	1,959,333	1,822,223	28,566	9,548
Other Operating Revenues	25	1,503,845	2,333,231	2,657,802	3,178,973
Other Operating Expenses	26	(4,945,166)	(5,453,976)	(6,798,739)	(6,843,547)
Operating Income		12,638,489	(7,425,917)	13,826,267	(6,466,345)

Non-Operating Income	27	52,584	230,830	28,077	236,583

Income Before Taxes on Income and Profit Sharing		12,691,073	(7,195,087)	13,854,344	(6,229,762)
Income Tax and Social Contribution	10.c	(4,737,863)	14,018,215	(5,926,879)	13,065,872
Provision for Income Tax		(2,634,890)	(373,844)	(3,499,625)	(1,126,484)
Provision for Social Contribution Tax		(2,181,006)	(327,040)	(2,626,205)	(744,220)
Deferred Tax Credits		78,033	14,719,099	198,951	14,936,576
Profit Sharing		(858,133)	(880,250)	(940,467)	(963,508)
Non Controlling Interest	20.e	-	-	(67,918)	(73,040)
Net Income		7,095,077	5,942,878	6,919,080	5,799,562

Number of Shares (Thousands)	20.a	7,498,531	7,498,531
$)		946,20	792,54

The accompanying notes from Management are an integral part of these financial statements.

Statement of Comprehensive Income

		Bank		Consolidated
	01/01 to 06/30/2021	01/01 to 06/30/2020	01/01 to 06/30/2021	01/01 to 06/30/2020
Profit for the Semester	7,095,077	5,942,878	6,919,080	5,799,562
Other Comprehensive Income that will be subsequently reclassified for profit or loss when specific conditions are met:	(1,588,341)	(797,140)	(1,601,640)	(802,253)
Available-for-sale financial assets	(1,543,168)	(658,290)	(1,556,467)	(663,403)
Available-for-sale financial assets	(2,394,802)	(1,536,565)	(2,413,486)	(1,541,918)
Income taxes	851,634	878,275	857,019	878,515

Cash flow hedges	(45,173)	(138,850)	(45,173)	(138,850)
Cash flow hedges	(359,922)	99,414	(359,922)	99,414
Income taxes	314,749	(238,264)	314,749	(238,264)

Other Comprehensive Income that won't be reclassified for Net income:	124,641	679,503	124,641	679,503
Defined Benefits plan	124,641	679,503	124,641	679,503
Defined Benefits plan	264,348	1,278,431	264,348	1,278,431
Income taxes	(139,707)	(598,928)	(139,707)	(598,928)

Comprehensive Income for the Semester	5,631,377	5,825,241	5,442,081	5,676,812
Attributable to parent company			5,374,163	5,603,772
Attributable to Minority Shareholders			67,918	73,040
Total			5,442,081	5,676,812

The accompanying notes from Management are an integral part of these financial statements.

Statement of Changes in Stockholders' Equity – Bank

				Profit Reserves		Adjustment to Fair Value
	Notes	Capital	Capital Reserves	Legal Reserve	Reserve for Dividend Equalization	Own Position	Affiliates and Subsidiaries	Others Adjustment to Fair Value	Retained Earnings	(-) Treasury Shares	Total

Balances as of december 31, 2019		57,000,000	197,369	3,818,064	9,091,672	3,920,714	91,380	(3,750,341)	-	(681,135)	69,687,723
Employee Benefit Plans		-	-	-	-	-	-	679,503	-	-	679,503
Treasury Shares		-	-	-	-	-	-	-	-	(111,373)	(111,373)
Emission Costs of Treasury Shares		-	(16,746)	-	-	-	-	-	-	-	(16,746)
Reservations for Share - Based Payment		-	17,338	-	-	-	-	-	-	-	17,338
Adjustment to Fair Value - Securities and Derivative Financial Instruments		-	-	-	-	(830,970)	33,830	-	-	-	(797,140)
Net Income		-	-	-	-	-	-	-	5,942,878	-	5,942,878
Allocations:
Legal Reserve	20.c	-	-	297,144	-	-	-	-	(297,144)	-	-
Interest on Capital	20.b	-	-	-	-	-	-	-	(890,000)	-	(890,000)
Reserve for Dividend Equalization	20.c	-	-	-	4,755,734	-	-	-	(4,755,734)	-	-
Balances as of june 30, 2020		57,000,000	197,961	4,115,208	13,847,406	3,089,744	125,210	(3,070,838)	-	(792,508)	74,512,183
Changes in the Semester		-	592	297,144	4,755,734	(830,970)	33,830	679,503	-	(111,373)	4,824,460

Balances as of december 31, 2020		57,000,000	302,665	4,520,871	18,607,926	2,596,867	124,185	(3,178,279)	-	(791,358)	79,182,877
Employee Benefit Plans		-	-	-	-	-	-	124,641	-	-	124,641
Treasury Shares		-	-	-	-	-	-	-	-	81,588	81,588
Result of Treasury Shares	20.d	-	40,582	-	-	-	-	-	-	-	40,582
Reservations for Share - Based Payment		-	(70,111)	-	-	-	-	-	-	-	(70,111)
Adjustment to Fair Value - Securities and Derivative Financial Instruments		-	-	-	-	(1,221,525)	(366,817)	-	-	-	(1,588,341)
Spin-off	20.a	(2,000,000)	-	-	(527,444)	-	-	-	-	-	(2,527,444)
Net Income		-	-	-	-	-	-	-	7,095,077	-	7,095,077
Allocations:
Legal reserve	20.c	-	-	354,754	-	-	-	-	(354,754)	-	-
Dividends	20.b	-	-	-	(2,800,000)	-	-	-	(200,000)	-	(3,000,000)
Reserve for Dividend Equalization	20.c	-	-	-	6,540,323	-	-	-	(6,540,323)	-	-
Balances as of june 30, 2021		57,000,000	273 ,136	4,875,625	21,82 0,805	1 ,375,342	(242,632)	(3,053,638)	-	(709,770)	79,338,868
Changes in the Semester		(2,000,000)	(29,529)	354,754	3,212,879	(1,221,525)	(366,817)	124,641	-	81,588	155,991

Statement of Changes in Stockholders' Equity – Consolidated

				Profit Reserves		Adjustment to Fair Value
	Notes	Capital	Capital Reserves	Legal Reserve	Reserve for Dividend Equalization	Own Position	Affiliates and Subsidiaries	Others Adjustment to Fair Value	Retained Earnings	(-) Treasury Shares	Stockholders' Equity	Minority Interest	Total Stockholders' Equity
Balances as of december 31, 2019		57,000,000	194,115	3,818,065	9,168,713	3,932,436	91,380	(3,750,342)	-	(681,135)	69,773,232	1,695,361	71,468,593
Employee Benefit Plans		-	-	-	-	-	-	679,503	-	-	679,503	-	679,503
Treasury Shares		-	(16,746)	-	-	-	-	-	-	(111,373)	(128,119)	-	(128,119)
Result of Treasury Shares		-	-	-	-	-	-	-	-	-	-	-	-
Reservations for Share - Based Payment		-	18,968	-	-	-	-	-	-	-	18,968	-	18,968
Adjustment to Fair Value - Securities and Derivative Financial Instruments		-	-	-	-	(836,083)	33,830	-	-	-	(802,253)	-	(802,253)
Capital Restructuring		-	-	-	-	-	-	-	-	-	-	-	-
Net Income		-	-	-	-	-	-	-	5,799,562	-	5,799,562	-	5,799,562
Allocations:
Legal Reserve	20.c	-	-	297,144	-	-	-	-	(297,144)	-	-	-	-
Provision of Interest on Capital	20.b	-	-	-	-	-	-	-	(890,000)	-	(890,000)	-	(890,000)
Reserve for Dividend Equalization	20.c	-	-	-	4,755,734	-	-	-	(4,755,734)	-	-	-	-
Unrealized Profit		-	-	-	(141,628)	-	-	-	141,628	-	-	-	-
Non Controlling Interest Results	20.e	-	-	-	-	-	-	-	-	-	-	(73,040)	(73,040)
Others		-	-	-	-	-	-	-	1,688	-	1,688	(518,976)	(517,288)
Balances as of june 30, 2020		57,000,000	196,337	4,115,209	13,782,819	3,096,353	125,210	(3,070,839)	-	(792,508)	74,452,581	1,103,345	75,555,926
Changes in the Semester		-	2,222	297,144	4,614,106	(836,083)	33,830	679,503	-	(111,373)	4,679,349	(592,016)	4,087,333

				Profit Reserves		Adjustment to Fair Value
	Notes	Capital	Capital Reserves	Legal Reserve	Reserve for Dividend Equalization	Own Position	Affiliates and Subsidiaries	Others Adjustment to Fair Value	Retained Earnings	(-) Treasury Shares	Stockholders' Equity	Minority Interest	Total Stockholders' Equity
Balances as of December 31, 2020		57,000,000	298,313	4,520,872	17,990,263	3,004,187	124,186	(3,178,280)	-	(791,358)	78,968,183	1,150,708	80,118,891
Employee Benefit Plans		-	-	-	-	-	-	124,641	-	-	124,641	-	124,641
Treasury Shares		-	40,582	-	-	-	-	-	-	81,588	122,170	-	122,170
Reservations for Share - Based Payment		-	(73,111)	-	-	-	-	-	-	-	(73,111)	-	(73,111)
Adjustment to Fair Value - Securities and Derivative Financial Instruments		-	-	-	-	(1,231,063)	(370,577)	-	-	-	(1,601,640)	-	(1,601,640)
Spin-off	20.a	(2,000,000)	-	-	(527,444)	-	-	-	-	-	(2,527,444)	-	(2,527,444)
Net Income		-	-	-	-	-	-	-	6,919,080	-	6,919,080	-	6,919,080
Allocations:
Legal Reserve	20.c	-	-	345,954	-	-	-	-	(345,954)	-	-	-	-
Dividends		-	-	-	(2,800,000)	-	-	-	(200,000)	-	(3,000,000)	-	(3,000,000)
Reserve for Dividend Equalization	20.c	-	-	-	5,847,526	-	-	-	(5,847,526)	-	-	-	-
Unrealized Profit		-	-	-	525,600	-	-	-	(525,600)	-	-	-	-
Non Controlling Interest Results	20.e	-	-	-	-	-	-	-	-	-	-	67,918	67,918
Others		-	-	-	92,490	-	-	-	-	-	92,490	78,537	171,027
Balances as of June 30, 2021		55,000,000	265,784	4.866.826	21,128,435	1,773,124	(246,391)	(3,053,639)	-	(709,770)	79,024,369	1,297,163	80,321,121
Changes in the Semester		(2,000,000)	(32,529)	345.954	3,138,172	(1,231,063)	(370,577)	124,641	-	81,588	56,186	146,455	202,641

Statement of Cash Flows

		Bank		Consolidated
		01/01 to 06/30/2021	01/01 a 06/30/2020	01/01 to 06/30/2021	01/01 a 06/30/2020
	Notes
Operational Activities
Net Income		7,095,077	5,942,878	6,919,080	5,799,562
Adjustment to Net Income		57,332,110	2,662,402	60,657,215	6,292,704
Allowance for Loan Losses	8.e	5,936,734	8,657,383	7,064,177	10,362,601
Provision for Legal Proceedings and Administrative and Legal Obligations	19.c	682,691	693,936	748,235	788,593
Monetary Adjustment of Provision for Legal Proceedings and Administrative and Legal Obligations	19.c	256,714	198,219	281,504	229,162
Deferred Tax Credits and Liabilities	10	444,203	(13,232,363)	441,755	(13,391,622)
Equity in Affiliates and Subsidiaries	13	(1,959,333)	(1,822,223)	(28,566)	(9,548)
Depreciation and Amortization	24	2,289,078	1,257,520	2,413,988	1,512,014
Recognition (Reversal) Allowance for Other Assets Losses	27	18,008	(10,660)	12,901	(20,408)
Gain (Loss) on Sale of Other Assets	27	(48,891)	(30,607)	(45,565)	(21,150)
Gain (Loss) on Sale of Investments	27	-	(168,588)	59	(168,588)
Provision for Financial Guarantees	18.a	68,864	22,140	68,864	22,140
Monetary Adjustment of Escrow Deposits	25	(89,156)	(194,100)	(106,148)	(222,440)
Recoverable Taxes	25	(147,406)	(104,250)	(155,573)	(121,134)
Effects of Changes in Foreign Exchange Rates on Cash and Cash Equivalents		(5,325)	2,432	(5,325)	2,432
Effects of Changes in Foreign Exchange Rates on Assets and Liabilities		49,872,057	7,437,463	49,872,057	7,437,463
Others		13,872	(43,900)	94,852	(106,811)
Changes on Assets and Liabilities		(59,342,287)	21,026,605	(59,265,674)	29,549,008
Decrease (Increase) in Interbank Investments		24,164,722	(15,026,083)	29,564,925	(686,774)
Decrease (Increase) in Securities and Derivative Financial Instruments		11,899,979	(35,949,907)	9,409,958	(37,638,082)
Decrease (Increase) in Lending and Leasing Operations		(26,398,275)	(44,489,416)	(31,086,826)	(45,910,563)
Decrease (Increase) in Deposits on Central Bank of Brazil		(2,639,646)	12,237,319	(2,665,608)	12,531,685
Decrease (Increase) in Other Receivables		45,267,855	(50,393,080)	44,496,192	(48,195,538)
Decrease (Increase) in Other Assets		(261,970)	(279,893)	(155,289)	(253,431)
Net Change on Other Interbank and Interbranch Accounts		(5,206,070)	(3,253,311)	9,700,910	(2,027,289)
Increase (Decrease) in Deposits		8,958,711	87,045,960	8,535,789	85,133,317
Increase (Decrease) in Money Market Funding		(32,544,712)	1,254,931	(31,549,219)	979,231
Increase (Decrease) in Borrowings		7,324,629	7,057,076	7,284,829	6,569,259
Increase (Decrease) in Other Liabilities		(88,850,958)	62,854,894	(100,328,415)	60,036,725
Increase (Decrease) in Change in Deferred Income		64,889	(31,885)	58,659	190,666
Income Tax Recovered/(Paid)		(1,121,441)	-	(2,531,079)	(1,180,198)
Net Cash Provided by (Used in) Operational Activities		5,084,900	29,631,885	8,310,621	41,641,274
Investing Activities
Increase in Equity at Affiliates and Subsidiaries	13	-	(385,100)	-	(6,000)
Investment Acquisition		-	(130)	-	(130)
Acquisition of Fixed Assets		(374,469)	(506,672)	(387,139)	(596,703)
Intangible Applications		936,500	(474,226)	723,373	(804,719)
Net Cash Received on Disposal of Investments		-	266,100	-	171,220
Acquisition of Residual Minority Interest in Subsidiary		(600,000)	(1,600,000)	(18,664)	(1,600,000)
Disposal of Non-Financial Assets Held for Sale		343,668	255,038	354,469	270,325
Disposal of Fixed Assets		23,634	56,190	573,482	60,114
Disposal of Interests in Affiliates and Subsidiaries		876,065	-	-	-
Dividends and Interest on Equity Received		-	289,524	39,612	152,761
Net Cash Provided by (Used in) Investing Activities		1,205,398	(2,099,276)	1,285,133	(2,353,132)
Financing Activities
Purchase of Own Share	20	81,588	(111,373)	81,588	(111,373)
Issuance of Long - Term Emissions		56,264,246	46,892,014	53,546,544	36,662,956
Long - Term Payments		(46,964,881)	(49,038,353)	(47,732,251)	(49,038,353)
Payments of Eligible Debt Instruments to Capital		-	(436,407)	-	(436,407)
Dividends and Interest on Capital Paid		(4,057,853)	(8,360,113)	(4,115,414)	(8,425,919)
Increase (decrease) in Minority Interest		5,323,100	(11,054,232)	1,780,467	(21,349,096)
Net Cash Provided by (Used in) Financing Activities		5,325	(2,432)	5,325	(2,432)
Exchange Variation on Cash and Cash Equivalents		11,618,723	16,475,945	11,381,546	17,936,614
Increase (Decrease) in Cash and Cash Equivalents	4	29,191,171	21,421,432	28,999,315	21,443,663
Cash and Cash Equivalents at the Beginning of Semester	4	40,809,894	37,897,377	40,380,861	39,380,277

The accompanying notes from Management are an integral part of these financial statements.

Statement of Value Added

					Bank				Consolidated
		01/01 to 06/30/2021		01/01 to 06/30/2020		01/01 to 06/30/2021		01/01 to 06/30/2020
	Notes
Income Related to Financial Operations		25,092,779		73,967,441		30,253,142		79,563,473
Income Related to Bank Charges and Banking Service Fees	22	7,481,091		6,657,293		9,551,724		8,584,345
Allowance for Loans Losses	8.e	(5,936,734)		(8,657,383)		(7,064,177)		(10,362,601)
Other Revenues and Expenses		(3,388,737)		11,127,747		(4,112,860)		10,741,886
Financial Expenses		(841,324)		(68,953,538)		(1,678,175)		(69,546,504)
Third-party Input		(4,031,153)		(3,627,068)		(4,232,884)		(4,217,331)
Materials, Energy and Others		(129,235)		(139,471)		(137,879)		(146,489)
Third-Party Services	24	(1,071,342)		(883,218)		(1,268,193)		(1,171,919)
Others		(2,830,576)		(2,604,379)		(2,826,812)		(2,898,923)
Gross Added Value		18,375,922		10,514,492		22,716,770		14,763,268
Retentions
Depreciation and Amortization	24	(2,289,078)		(1,257,520)		(2,413,988)		(1,512,014)
Added Value Produced Net		16,086,844		9,256,972		20,302,782		13,251,254
Added Value Received from Transfer Investments in Affiliates and Subsidiaries	13	1,959,333		1,822,223		28,566		9,548
Added Value to Distribute		18,046,177		11,079,195		20,331,348		13,260,802
Added Value Distribution
Employee		3,446,718	19.1%	3,614,803	32.6%	3,978,470	0.0%	4,105,649	31.0%
Compensation	23	1,699,140		1,826,713		1,958,920		2,066,652
Benefits	23	594,143		631,309		706,617		724,363
Government Severance Indemnity Funds for Employees - FGTS		162,531		144.814		192,968		175,481
Others		990.904		1,011,967		1,119,965		1,139,153
Taxes and Contributions		7,109,238	39.4%	1,126,249	10.2%	8,967,675	0.0%	2,859,499	21.6%
Federal		6,754,897		798,860		8,521,200		2,449,589
State		336		166		376		235
Municipal		354,005		327,223		446,099		409,675
Compensation of Third-Party Capital - Rental	24	395,144	2.2%	395,265	3.6%	398,205	0.0%	404,137	3.0%
Remuneration of Interest on Capital		7,095,077	39.3%	5,942,878	53.6%	6,986,998	0.0%	5,891,517	44.4%
Dividends	20.b	3,000,000		-		3,000,000		-
Interest on Equity	20.b	-		890,000		-		890,000
Profit Reinvestment		4,095,077		5,052,878		4,054,916		5,074,557
Participation Results of Non-Controlling Stockholders	20.e	-		-		(67,918)		(73,040)
Total		18,046,177	100.0%	11,079,195	100.0%	20,331,348	0.0%	13,260,802	100.0%

1.     General Information

Or Banco Santander (Brasil) SA (Banco Santander or Banco), directly and indirectly controlled by Banco Santander, SA, headquartered in Spain (Banco Santander Spain), and leading institution of two Financial and Prudential Conglomerates (Santander Conglomerate) or Central Bank do Brasil (Bacen), incorporated as a joint stock company, headquartered at Avenida Presidente Juscelino Kubitschek, 2041, Cj. 281, Block A, Cond. Wtorre JK - Vila Nova Conceição - São Paulo - SP. Banco Santander acts as a multiple-service bank and develops its operations through commercial, investment, credit, financing and investment, real estate credit, leasing and foreign exchange operations. Through controlled companies, there are also markets for payment institution, consortium management, mobile securities brokerage, insurance brokerage, consumer finance, digital platforms, benefits management, management and recovery of non-performing loans, capitalization and bonds private., And provision and administration of food stamps, meals and others. How operations are conducted in the context of a group of institutions that fully serve the financial market. The benefits and costs corresponding to the services provided are absorbed between them and are realized in the normal course of two businesses and under switching conditions.

2.     Presentation of Financial Statements

The individual and consolidated financial statements of Banco Santander, which include its branches abroad (Bank) and the consolidated statements (Consolidated), were prepared in accordance with the accounting practices adopted in Brazil, established by the Brazilian Corporate Law, together with the norms of the National Monetary Council (CMN), Bacen and the document model provided for in the Accounting Plan of National Financial System Institutions (COSIF), of the Brazilian Securities Commission (CVM), in which they do not conflict with the norms issued by Bacen and show evidence all relevant information specific to the financial statements, which are consistent with those used by Management in its management.

CMN Resolution No. 4,818/2020 and BCB Resolution No. 2/2020 establish the general criteria and procedures for preparing and disclosing the Financial Statements. BCB Resolution No. 2/2020, revoked Bacen Circular No. 3,959/2019, and entered into force as of January 1, 2021, being applicable in the preparation, disclosure and remittance of Financial Statements. Said standard, among other requirements, determined the separate disclosure in an explanatory note of recurring and non-recurring results.

On May 27, 2021, CMN Resolution No. 4,911 was published, which will become effective on January 1, 2022 and propose changes to the documents and disclosures to be made. The Bank is in the process of evaluating and adapting to the Resolution, which determines the extinction of the documents:

•         Trial Balance and Balance Sheet - headquarters and dependence (documents 4020 and 4026);

•         Analytical Balance Sheet - Consolidated Position of Branches and Equity Interests Abroad (document 4343);

•         Balance Sheet and Balance Sheet of the Financial Conglomerate (documents 4040 and 4046);

•         Analytical Balance Sheet - Individual Position of Equity Interest Abroad (document 4313) will be simplified;

•         Prudential Conglomerate Financial Statements with Explanatory Notes / Auditor's Opinion.

The resolution maintains the obligation to publish documents:

•         Analytical Balance Sheet – Prudential Conglomerate, monthly (CADOC 4060);

•         Balance Sheet – Prudential Conglomerate, semiannually (CADOC 4066), for the base dates of June 30 and December 31; and

•         Report on the Prudential Conglomerate, every six months, for the base dates of June 30 and December 31 (which will be further detailed by the regulator).

The preparation of the financial statements requires the adoption of estimates by Management, impacting certain assets and liabilities, disclosures on provisions and contingent liabilities, and revenues and expenses in the periods shown. Since Management's judgment involves estimates regarding the probability of occurrence of future events, the actual amounts may differ from these estimates, the main ones being provision for expected losses associated with credit risk, realization of deferred tax assets, provision for legal proceedings, civil, tax and labor, pension plan and the fair value of financial assets.

The Board of Directors authorized the issue of individual and consolidated financial statements for the semester ended June 30, 2021, at the meeting held on July 27, 2021.

The Condensed Consolidated Interim Financial Statements prepared based on the international accounting standards issued by the International Accounting Standards Board (IASB) for the semester ended June 30, 2021 were simultaneously disclosed on the website www.santander.com.br/ri.

3.     Significant Accounting Policies

a)     Calculation of the result

The accounting method for calculating the result is on an accrual basis and considers income, charges and monetary or exchange variations, calculated at official indices or rates, pro rata day levied on assets and liabilities restated up to the balance sheet date.

b)    Functional Currency

Functional Currency and Presentation Currency

CMN Resolution No. 4,524 of September 29, 2016, with prospective application from January 1, 2017, started to establish accounting procedures for recognition by financial institutions and other institutions authorized to operate by Bacen that hold investments abroad: I - the effects of exchange variations resulting from the conversion of transactions carried out in foreign currency by investees abroad into the respective functional currencies; II - the effects of exchange variations resulting from the conversion of the balances of the financial statements of investees abroad from the respective functional currencies to the national currency; and III - operations with the purpose of hedging the exchange variation of investments abroad. These changes did not impact Banco Santander's financial statements in 2020. The functional currency is the currency of the main economic environment in which the entity operates.

The financial statements are presented in Reais, the functional and presentation currency of Banco Santander and its subsidiaries, including its subsidiary and foreign branches.

The assets and liabilities of the foreign branches and subsidiary are translated into Real as follows:

• Assets and liabilities are translated at the exchange rate on the balance sheet date; and

• Income and expenses are converted at the monthly average exchange rate.

c)     Current and Long-Term Assets and Liabilities

They are stated at realization and/or liability values, including income, charges and monetary or exchange variations earned and/or incurred up to the balance sheet date, calculated on a daily pro rata basis and, when applicable, the effect of adjustments to reduce the cost of assets at their market value (fair value) or realization.

Receivables and payables within 12 months are classified in current assets and liabilities, respectively. Securities classified as trading securities, regardless of their maturity date, are fully classified in current assets, as established by Bacen Circular 3,068/2001.

d)    Cash and Cash Equivalents

For the purposes of the statement of cash flows, cash equivalents correspond to the balances of interbank investments with immediate convertibility, subject to an insignificant risk of change in value and with an original term equal to or less than ninety days.

e)     Interbank investments of liquidity and interest-bearing credits linked to Bacen

They are stated at realization and/or liability values, including income, charges and monetary or exchange variations earned and/or incurred up to the balance sheet date, calculated on a daily pro rata basis.

e.1) Repo Transactions

Sale with Repurchase Agreement

Own fixed-income securities used to back repurchase agreements are highlighted in specific asset accounts (restricted securities) on the transaction date, at the updated average book value, by type and maturity of the security. The difference between the repurchase and sale amounts represents the transaction expense.

The Bank also uses third-party guarantees to raise funds in sales operations with a repurchase agreement, such funding is recorded as a financed position.

Purchase with Resale Commitment

Financing granted based on fixed income securities (from third parties) are recorded in the bank position at the settlement value. The difference between the resale and purchase values represents the transaction income. Securities acquired with resale commitment are transferred to the financed position when used to back sales transactions with repurchase commitment.

Repurchase Transactions carried out with Free Movement Agreement

For operations with a free movement clause, at the time of the definitive sale of the securities acquired with a resale commitment, the liability related to the obligation to return the security must be evaluated at the security's market value.

f) Bonds and Securities

The securities portfolio is demonstrated, in accordance with Circular No. 3.068/2001 of Central Bank, by the following accounting registration and evaluation criteria:

I - trading securities;

II - securities available for sale; and

III - securities held to maturity.

Securities for trading include securities acquired for the purpose of being actively and frequently traded and in the category held-to-maturity securities, those for which there is the Bank's intention and financial capacity to keep them in the portfolio until the Due date. The securities available for sale category includes securities that do not fit into categories I and III. Securities classified in categories I and II are stated at acquisition cost plus income earned up to the balance sheet date, calculated on a daily pro rata basis, adjusted to market value (fair value), computing the appreciation or depreciation arising from such adjustment in return:

(1) the adequate income or expense account, net of tax effects, in the income statement for the period, when related to securities classified in the trading securities category; and

(2) the separate account of shareholders' equity, net of tax effects, when related to securities classified in the category of securities available for sale. Adjustments to market value (fair value) made on the sale of these securities are transferred to profit or loss for the period.

Marketable securities classified in the held-to-maturity category are stated at acquisition cost plus income earned through the balance sheet date, calculated on a daily pro rata basis.

Permanent losses in the realization value of marketable securities classified in the available-for-sale securities and held-to-maturity securities categories are recognized in income for the period.

g) Derivative Financial Instruments

Pursuant to Central Bank Circular No. 3.082/2002, derivative financial instruments are classified according to Management's intention to use them as a hedge instrument or not. Transactions carried out at the request of customers, on their own, or that do not meet the accounting hedge criteria, mainly derivatives used in the management of global risk exposure, are accounted for at market value, with realized and unrealized gains and losses, recognized in the income for the period.

Derivative financial instruments designated as part of a risk protection structure (hedge) can be classified as:

I - market risk hedge; and

II - cash flow hedge.

Derivative financial instruments intended for hedging and the respective hedge objects are adjusted to market value, observing the following:

(1) for those classified in category I, the appreciation or depreciation is recorded against the appropriate income or expense account, net of tax effects, in the income statement for the period; and

(2) for those classified in category II, the valuation or devaluation of the effective portion is recorded as a contra entry to a separate shareholders' equity account, net of tax effects.

Some hybrid financial instruments are composed of a derivative financial instrument and a non-derivative asset or liability. In these cases, the derivative financial instrument represents an embedded derivative. Embedded derivatives are recorded separately in relation to the contract to which they are linked.

We do not have net investment hedge transactions in foreign operations as defined in CMN Resolution No. 4.524/2016.

h) Loan Portfolio and Provision for Expected Losses Associated with Credit Risk

The credit portfolio includes credit operations, leasing operations, advances on exchange contracts and other credits with credit granting characteristics. It is stated at its present value, considering the indices, interest rate and agreed charges, calculated on a daily pro rata basis until the balance sheet date. For operations overdue after 60 days, recognition in revenue will only occur when they are actually received.

Normally, the Bank writes-off credits for loss when they are overdue for more than 360 days. In the case of long-term credit operations (over 3 years) they are written off when they complete 540 days in arrears. The credit operation written off for loss is registered in a memorandum account for a minimum period of 5 years and until all collection procedures have been exhausted.

Credit assignments without risk retention result in the write-off of the financial assets that are the object of the transaction, which are now kept in a memorandum account. The result of the assignment is fully recognized upon its realization.

As of January 2012, as determined by CMN Resolution No. 3,533/2008 and CMN Resolution No. 3,895/2010, all credit assignments with substantial risk retention will have their results recognized for the remaining terms of the operations, and the financial assets objects of the assignment remain recorded as credit operations and the amount received as obligations for sale or transfer of financial assets.

Provisions for credit operations are based on the analysis of outstanding credit operations (overdue and falling due), on past experience, future expectations and specific risks of the portfolios and on the Management's risk assessment policy in the constitution of provisions, as established by the CMN Resolution No. 2682/1999.

CMN Resolution No. 4,855 of September 24, 2020, which entered into force on January 1, 2021, determines that, for the criteria for provision of operations carried out under the programs instituted for the purpose of facing the effects of the pandemic of COVID-19 in the economy, in which there is a sharing of resources or risks between the Federal Government and participating institutions or a guarantee provided by the Federal Government, the percentages defined in Resolution No. 2,682 shall be applied only on the portion of the accounting value of the operation, whose credit risk is held by the institution. In cases of transfer to loss, the amount taken to memorandum accounts must be 100% of the transaction balance.

h.1) Credit Operation Restructuring

CMN Resolution 4,803, later amended by CMN Resolution No. 4,855 mentioned above, allowed Financial Institutions to reclassify to the level at which they were classified on February 29, 2020, operations renegotiated between March 1 and December 31, 2020 (wording given by resolution 4,855), not including those operations with a delay of fifteen days or more on February 29, 2020 and that present evidence of inability to honor the obligation under the new agreed conditions.

i) Non-Current Assets Held for Sale and Other Values and Assets

Non-current assets held for sale include the book value of individual items, disposal groups or items that are part of a business unit destined for disposal (discontinued operations), whose sale in their current condition is highly probable and whose occurrence is expected for within a year.

Other amounts and assets refer mainly to assets not for own use, basically consisting of real estate and vehicles received as payment.

Non-current assets held for sale and assets not for own use are generally recorded at the lower of fair value less cost to sell and book value on the date they are classified in this category and are not depreciated.

j) Prepaid Expenses

Investments of resources in prepayments are accounted for, whose benefits or services will occur in subsequent years and are allocated to income, in accordance with the term of the respective contracts.

j.1) Commissions Paid to Bank Correspondents

Considering what is contained in CMN Resolution No. 4,294 and Bacen Circular No. 3,693 of December 2013, as of January 2015, commissions paid to intermediary agents for the origination of new credit operations are limited to the maximum percentages of (i) 6% of the value of the new originated operation and (ii) 3% of the value of the operation subject to portability.

These fees must be fully recognized as an expense when incurred.

k) Investments

Investments in associated and controlled companies are initially recognized at their acquisition cost, and subsequently valued using the equity method and the results are recognized in the result of interest in affiliates and subsidiaries. Other investments are stated at cost, reduced to recoverable value, when applicable.

Change in the Scope of Consolidation – Consists of the sale, acquisition or change in control of a specific investment.

l) Fixed Assets

It is stated at acquisition cost, net of the respective accumulated depreciation and is subject to the assessment of the recoverable value in annual periods.

Fixed assets are depreciated using the straight-line method, based on the following annual rates: buildings - 4%, facilities, furniture, equipment for use and security and communications systems - 10%, data processing systems and vehicles - 20% and improvements in third-party properties - 10% or until the lease agreement expires.

m) Intangible

Goodwill on the acquisition of subsidiaries and affiliates is amortized within 10 years, subject to the expectation of future results and is subject to the assessment of the recoverable amount in annual periods or more frequently if the conditions or circumstances indicate the possibility of loss of its value.

The rights for the acquisition of payrolls are accounted for by the amounts paid in the acquisition of rights to provide services for the payment of salaries, earnings, salaries, salaries, retirement, pensions and similar, from public or private entities, and amortized in accordance with the duration of the respective contracts.

Software acquisition and development expenses are amortized over a maximum period of 5 years.

n) Technical Provisions Related to Pension and Capitalization Activities

Technical reserves are set up and calculated in accordance with the determinations and criteria established in the regulations of the National Council for Private Insurance (CNSP) and the Superintendence of Private Insurance (SUSEP).

Technical Pension Provisions

Technical provisions are mainly constituted in accordance with the criteria below:

• Mathematical Provisions of Benefits to Be Granted and Granted (PMBaC and PMBC)

PMBaC is constituted from contributions collected through the capitalization financial system. The PMBC represents the obligations assumed in the form of continuing income plans, being constituted through actuarial calculations for the plans of the traditional types.

• Supplementary Coverage Provision (PCC)

The PCC must be created when insufficiency in the technical provisions resulting from the performance of the Liability Adequacy Test (TAP) is observed.

Technical provisions for capitalization

Technical provisions are set up in accordance with the criteria below:

• Mathematical provision for redemption results from the accumulation of applicable percentages on payments made, capitalized with the interest rate provided for in the plan and updated using the Basic Reference Rate (TR);

• Provision for redemption of prepaid securities is constituted from the cancellation due to non-payment or request for redemption of the security, based on the value of the mathematical provision for redemption constituted at the time of cancellation of the security and the provision for redemption of overdue securities is constituted after the end of the term of the title;

• Provision for unrealized drawings is constituted based on a percentage of the installment paid and is intended to cover the drawings in which the titles will compete, but which have not yet been carried out. The provision for raffles payable is set up for the titles drawn, but which have not yet been paid; and

• Provision for administrative expenses is intended to reflect the present value of future expenses on capitalization bonds whose validity extends after their constitution date.

o) Employee Benefit Plan

The post-employment benefit plans comprise the commitments assumed by the Bank to: (i) complement the benefits of the public pension system; and (ii) medical assistance, in the event of retirement, permanent disability or death for those eligible employees and their direct beneficiaries.

Defined Contribution Plan

Defined contribution plan is the post-employment benefit plan whereby the Bank and its subsidiaries, as sponsoring entities, pay fixed contributions to a pension fund during the period of employment of the beneficiary employee, without any legal or constructive obligation to pay additional contributions if the fund does not have sufficient assets to meet all benefits relating to services rendered in the current and prior periods.

Contributions made in this regard are recognized as personnel expenses in the income statement.

Defined Benefit Plans

Defined benefit plan is a post-employment benefit plan that is not a defined contribution plan and are presented in Note 28. For this type of plan, the obligation of the sponsoring entity is to provide the benefits agreed with the employees, assuming the potential actuarial risk that benefits will cost more than estimated.

Since January 2013, Banco Santander has applied the Technical Pronouncement of the Accounting Pronouncements Committee (CPC) 33 (R1), which establishes full recognition in a liability account when unrecognized actuarial losses (actuarial deficit) occur, in contra-entry to the account from equity (other equity valuation adjustments).

Main Definitions

- The present value of a defined benefit obligation is the present value, without deducting any plan assets, from the expected future payments required to settle the obligation resulting from employee service in the current and past periods.

- Deficit or surplus is: (a) the present value of the defined benefit obligation; minus (b) the fair value of plan assets.

- The sponsoring entity may recognize plan assets in the balance sheet when they meet the following characteristics: (i) the fund's assets are sufficient to meet all employee benefit obligations of the plan or sponsoring entity; or (ii) the assets are returned to the sponsoring entity for the purpose of reimbursing it for benefits already paid to employees.

- Actuarial gains and losses are changes in the present value of the defined benefit obligation resulting from: (a) adjustments for experience (effects of differences between the adopted actuarial assumptions and what actually occurred); and (b) effects of changes in actuarial assumptions.

- Current service cost is the increase in the present value of the defined benefit obligation resulting from the service provided by the employee in the current period.

- Past service cost is the change in the present value of the defined benefit obligation for service provided by employees in prior periods, resulting from a change in the plan or a reduction in the number of covered employees.

Post-employment benefits are recognized in income under other operating expenses - actuarial losses - retirement plans (Note 28) and personnel expenses (Note 23).

Defined benefit plans are recorded based on an actuarial study, carried out annually by an external specialized consulting entity and approved by Management, at the end of each year and effective for the subsequent period.

p) Share-Based Compensation

The Bank has long-term compensation plans with conditions for acquisition. The main conditions for acquisition are: (1) conditions of service, as long as the participant remains employed during the term; (2) performance conditions, the number of shares to be delivered to each participant will be determined according to the result of the measurement of a performance parameter of the Bank: comparison of the Total Shareholder Return (RTA) of the Santander Conglomerate with the RTA of the main global competitors of the Group and (3) market conditions, as some parameters are conditioned to the market value of the Bank's shares. The Bank measures the fair value of the services provided by reference to the fair value of the equity instruments granted on the grant date, considering the market conditions for each plan when estimating the fair value.

Settlement in Shares

The Bank measures the fair value of the services provided by reference to the fair value of the equity instruments granted on the grant date, considering the market conditions for each plan when estimating the fair value. In order to recognize personnel expenses against capital reserves over the term, as services are received, the Bank considers the treatment of service conditions and recognizes the amount for services received during the period of term, based on the best assessment of the estimate for the number of equity instruments expected to be granted.

Cash Settlement

For cash-settled share-based payments (in the form of share appreciation), the Bank measures the services provided and the corresponding liability incurred at fair value. This procedure consists of capturing the appreciation of the shares between the grant and settlement date. The Bank reassesses the fair value of the liability at the end of each reporting period, any changes in this amount are recognized in profit or loss for the period. In order to recognize personnel expenses against the provisions in "salaries payable" throughout the term, reflecting how services are received, the Bank records the total liability that represents the best estimate of the amount of valuation right of the shares that will be acquired at the end of the effective period and recognizes the value of services received during the effective period, based on the best available estimate. Periodically, the Bank reviews its estimate of the number of share appreciation rights that will be acquired at the end of the vesting period.

Variable Compensation Referenced to Shares

In addition to the administrators, all employees in a position of risk takers receive at least 40% of their variable remuneration deferred in at least three years and 50% of the total variable remuneration in shares (SANB11), subject to the participant's permanence in the Group throughout the term of the plan.

The plan is subject to the application of Malus and Clawback clauses, according to which deferred portions of variable compensation can be reduced, canceled or returned in cases of non-compliance with internal rules and exposure to excessive risks.

The fair value of the shares is calculated based on the average of the final daily quotation of the shares in the 15 (fifteen) last trading sessions immediately prior to the first business day of the grant month.

q) Funding, Issues and Other Liabilities

Fundraising instruments are initially recognized at their fair value, basically considered as the transaction price. They are subsequently measured at amortized cost (expenses) with the inherent expenses recognized as a financial cost (Note 16).

Among the criteria for initial recognition of liabilities, mention should be made of those instruments of a compound nature, which are classified as such, given the existence of a debt instrument (liabilities) and an embedded equity component (derivatives).

The registration of a compound instrument consists of the combination of (i) a principal instrument, which is recognized as a genuine liability of the entity (debt) and (ii) an equity component (convertibility derivative into common shares).

Pursuant to COSIF, hybrid capital and debt instruments represent obligations of issuing financial institutions and must be recorded in specific liability accounts and updated according to agreed rates and adjusted for the effect of exchange variation, when denominated in currency foreign. All remuneration referring to these instruments, such as interest and exchange variation (difference between the functional currency and the currency in which the instrument was denominated) must be recorded as expenses for the period, on an accrual basis.

Regarding the equity component, it is recorded at the initial moment due to its fair value, if different from zero.

The details pertaining to the issuance of composite instruments are described in Note 18.

r) Provisions, Contingent Liabilities, Contingent Assets and Legal Obligations - Tax and Social Security

Banco Santander and its subsidiaries are parties to legal and administrative proceedings of a tax, labor and civil nature, arising from the normal course of their activities.

Provisions include legal obligations, legal and administrative proceedings related to tax and social security obligations, whose object of challenge is their legality or constitutionality, which, regardless of the assessment of the probability of loss, have their amounts fully recognized in the financial statements.

Provisions are reassessed at the end of each reporting period to reflect the current best estimate and may be fully or partially reversed, reduced or may also be supplemented, when there is a change in risk in relation to the outflows of resources and obligations relevant to the process, including the decay of legal deadlines, the unappealable decision of the processes, among others.

Judicial and administrative provisions are constituted when the risk of loss of the legal or administrative action is assessed as probable and the amounts involved are measurable with sufficient certainty, based on the nature, complexity, and history of the actions and on the opinion of internal legal advisors and external and best available information. For lawsuits whose risk of loss is possible, provisions are not set up and information is disclosed in the explanatory notes (Note 18.h) and for lawsuits whose risk of loss is remote, no disclosure is made.

Contingent assets are not recognized in the accounts, except when there are real guarantees or favorable court decisions, over which there are no further appeals, characterizing the gain as practically certain. Contingent assets with probable success, if any, are only disclosed in the financial statements.

In the case of final and unappealable decisions favorable to Banco Santander, the counterparty has the right, if specific legal requirements are met, to file a rescission action within a period determined by the legislation in force. Termination actions are considered new actions and will be assessed for contingent liability purposes if and when they are filed.

s) Social Integration Program (PIS) and Contribution to Social Security Financing (COFINS)

PIS (0.65%) and COFINS (4.00%) are calculated on the revenue of the activity or main object of the legal entity. Financial institutions are allowed to deduct funding expenses when determining the calculation basis. PIS and COFINS expenses are recorded in tax expenses. For non-financial companies the rates are 1.65% for PIS and 7.6% for COFINS.

t) Corporate Income Tax (IRPJ) and Social Contribution on Net Income (CSLL)

The IRPJ charge is calculated at the rate of 15%, plus an additional 10%, applied to the profit, after making the adjustments determined by the tax legislation. CSLL is calculated at the rate of 15% for financial institutions and legal entities of private and capitalization insurance and 9% for other companies, levied on profit, after considering the adjustments determined by tax legislation. The CSLL rate, for banks of any kind, was increased from 15% to 20% effective as of March 1, 2020, pursuant to article 32 of Constitutional Amendment 103, published on November 13, 2019.

Tax credits and deferred liabilities are basically calculated on temporary differences between the accounting and tax results, on tax losses, negative basis of social contribution and adjustments to the market value of securities and derivative financial instruments. Deferred tax credits and liabilities are recognized at the rates applicable to the period in which the asset is expected to be realized and/or the liability settled.

Pursuant to current regulations, tax credits are recorded to the extent that their recovery is considered probable based on the generation of future taxable income. The expected realization of tax credits, as shown in Note 10, is based on projections of future results and based on a technical study.

u) Interest on Equity

Published on December 19, 2018, effective as of January 1, 2019, CMN Resolution No. 4,706 is prospectively applicable and determines procedures for the accounting record of capital remuneration. The Standard determines that Interest on Equity must be recognized from the moment they are declared or proposed and thus constitute an obligation present on the balance sheet date and, in compliance with this determination, this capital remuneration must be recorded in a specific account in Shareholders' Equity.

v) Reduction to the Recoverable Amount of Assets

Financial and non-financial assets are evaluated at the end of each period, in order to identify evidence of impairment of their book value. If there is any indication, the entity shall estimate the recoverable amount of the asset and such loss shall be recognized immediately in the income statement. The recoverable amount of an asset is defined as the greater of its fair value, net, of selling expenses and its value in use.

w) Payments and Advances based on Results

CMN Resolution No. 4,797 was revoked and replaced by CMN Resolution No. 4,820, which was amended by CMN Resolution No.

4.885, which came into effect on December 23, 2020, and with them, it was determined that financial institutions and others institutions authorized to operate by the Central Bank of Brazil are prohibited from:

(i) remunerate equity, including in the form of advance, above the following amounts:

(a) the amount equivalent to 30% (thirty percent) of the net income adjusted pursuant to item I of art. 202 of Law No. 6.404, of December 15, 1976; and amount equivalent to the minimum distribution of profit established in the articles of association in the case of institutions incorporated as limited liability companies;

(b) the equivalent amount.

1. to the minimum mandatory dividend, established by art. 202 of Law No. 6.404 of 1976, including in the form of interest on equity, in the case of institutions incorporated as a corporation; or

2. the minimum distribution of profit established in the articles of association in the case of institutions incorporated in the form of limited liability companies;

(ii) repurchase own shares (it will only be allowed if through stock exchanges or organized over-the-counter market, up to a limit of 5% (five percent) of the shares issued, including the shares accounted for in treasury at the entry into force of this Resolution);

(iii) reduce the share capital, except in cases where it is mandatory, pursuant to the governing legislation or when approved by the Central Bank;

(iv) increase any remuneration, fixed or variable, of directors and members of the board of directors, in the case of corporations, and of administrators, in the case of limited liability companies;

Any anticipation of the amounts mentioned in items “a” and “b” of item I must be carried out in a conservative, consistent and compatible manner with the uncertainties of the current economic situation.

The amounts subject to the aforementioned prohibitions cannot be subject to future disbursement obligations, and these prohibitions apply from the date of publication of CMN Resolution No. 4,797 (on April 6, 2020) to December 31, 2020 and must be observed regardless of the maintenance of resources in an amount greater than the Additional Principal Capital (ACP), referred to in CMN Resolutions No. 4,193, of March 1, 2013, and 4,783, of March 16, 2020.

x) Results of Future Years

Refers to the income received before the fulfillment of the obligation period to which they originated, including non-refundable income, mainly related to guarantees and sureties provided and credit card annuities. The appropriation to the result is made in accordance with the term of the respective contracts.

y) Minority Shareholder Participation

The participation of non-controlling (minority) shareholders is recorded in a separate equity account of the controlling entity in the consolidated financial statements.

z) Financial Guarantees Provided

CMN Resolution No. 4,512 of July 28, 2016 and Bacen Circular Letter No. 3,782 of September 19, 2016 established accounting procedures to be applied, determining the constitution of a provision to cover losses associated with financial guarantees provided under any prospectively as of January 1, 2017. Losses associated with the probability of future disbursements linked to financial guarantees provided are evaluated in accordance with recognized credit risk management models and practices and based on consistent, reasonable information and criteria of verification. The provision must be sufficient to cover probable losses throughout the term of the guarantee provided and are periodically evaluated.

aa) Recurring/Non-recurring Results

BCB Resolution No. 2, of November 27, 2020, in its article 34, started to determine the segregation of recurring and non-recurring results. Therefore, a non-current result of the exercise is defined as that which: I - is not related or is incidentally related to the institution's typical activities; and II - is not expected to occur frequently in future fiscal years.

The nature and financial effect of events considered non-recurring are shown in Note 30.

ab) Non-financial assets held for sale

As of January 1, 2021, CMN Resolutions no. 4,747 and 4,748 of August 2019 and BACEN Circular Letter No. 3,994, which establish criteria for recognition and measurement of non-financial assets held for sale by Financial Institutions.

CMN Resolution No. 4,747, among other requirements, establishes that depending on the origin of non-financial assets held for sale, financial institutions must classify them as:

a) own;

b) received in the settlement of a difficult or doubtful financial instrument as a form of payment of doubtful financial instruments not intended for its own use.

CMN Resolution No. 4,748, establishes that financial institutions and other institutions authorized to operate by the Central Bank of Brazil must comply with Technical Pronouncement CPC 46 - Fair Value Measurement (CPC46) in the measurement of equity and income elements, in situations in which the measurement at fair value of such elements is provided for in specific regulations.

ac) Current and Deferred Tax Assets and Liabilities

CMN Resolution No. 4,842, of July 30, 2020 consolidated the general criteria for measurement and recognition of current and deferred tax assets and liabilities by financial institutions and other institutions authorized to operate by the Central Bank of Brazil and BCB Resolution No. 15 , of september 17, 2020 (revoked BACEN Circulars No. 3.776/2015 and No. 3.174/2003), consolidated the procedures to be observed by institutions authorized to operate by the Central Bank of Brazil in the constitution or write-off of deferred tax assets and in the disclosure information on deferred tax assets or liabilities in the explanatory notes.

ad) Subsequent Events

Corresponds to the event that occurred between the base date of the financial statements and the date on which the issuance of these statements was authorized and comprises:

• Events that give rise to adjustments: are those that evidence conditions that already existed on the base date of the financial statements; and

• Events that do not give rise to adjustments: are those that show conditions that did not exist on the base date of the financial statements.

4.     Cash and Cash Equivalents

				Bank
	06/30/2021	12/31/2020	06/30/2020	12/31/2019
Cash	28,091,844	19,522,250	20,790,248	9,543,649
Interbank Investments	12,718,051	9,668,922	17,107,129	11,877,783
Money Market Investments	5,163,132	7,348,568	12,744,453	110,746
Interbank Deposits	1,128,431	1,131,436	1,062,210	1,465,065
Foreign Currency Investments	6,426,487	1,188,917	8,967,936	10,301,972
Total	40,809,894	29,191,171	3,300,466	21,421,432

				Consolidated
	06/30/2021	12/31/2020	30/06/2020	12/31/2019
Cash	28,111,171	19,512,315	22,654,686	9,924,644
Interbank Investments	12,269,690	9,487,000	16,725,591	11,519,019
Money Market Investments	5,163,132	7,306,408	12,744,453	110,746
Interbank Deposits	680,071	991,675	679,822	1,105,446
Foreign Currency Investments	6,426,487	1,188,917	3,301,316	10,302,827
Total	40,380,861	28,999,315	39,380,277	21,443,663

5.     Interbank Investments

					Bank
				06/30/2021	12/31/2020
	Up to 3 Months	From 3 to 12 Months	Over 12 Months	Total	Total
Money Market Investments	30,606,722	-	-	30,606,722	62,644,146
Own Portfolio	1,859,650	-	-	1,859,650	12,833,464
Financial Treasury Bills - LFT	83,040	-	-	83,040	2,869,850
National Treasury Bills - LTN	301,258	-	-	301,258	2,218,460
National Treasury Notes - NTN	1,475,352	-	-	1,475,351	7,745,154
Third-party Portfolio	6,098,716	-	-	6,098,716	6,203,774
National Treasury Bills - LTN	902,515	-	-	902,515	-
National Treasury Notes - NTN	5,046,039	-	-	5,046,039	-
Financial Treasury Bills - LFT	150,162	-	-	150,161	6,203,774
Sold Position	22,648,357	-	-	22,648,357	43,606,908
National Treasury Bills - LTN	2,834,909	-	-	2,834,909	1,498,684
National Treasury Notes - NTN	19,199,583	-	-	19,100,583	8,469,234
Financial Treasury Bills - LFT	712,865	-	-	712,865	33,638,990
Interbank Deposits	8,879,811	44,209,562	32,665,913	85,755,286	80,071,025
Foreign Currency Investments	6,426,487	-	-	6,426,487	1,188,917
Total	45,913,020	44,209,562	32,665,913	122,788,495	143,904,088

					Consolidated
				06/30/2021	12/31/2020
	Up to 3 Months	From 3 to 12 Months	Over 12 Months	Total	Total
Money Market Investments	30,606,722	18,947	-	30,625,670	62,601,986
Own Portfolio	1,859,649	18,947	-	1,878,597	12,833,464
Financial Treasury Bills - LFT	83,040	-	-	83,040	2,869,850
National Treasury Bills - LTN	301,258	18,947	-	320,206	2,218,460
National Treasury Notes - NTN	1,475,351	-	-	1,475,351	7,745,154
Third-party Portfolio	6,098,716	-	-	6,098,716	6,203,774
National Treasury Bills - LTN	902,515	-		902,515	-
National Treasury Notes - NTN	5,046,039	-	-	5,046,039	-
Financial Treasury Bills - LFT	150,161	-	-	150,161	6,203,774
Sold Position	22,648,357	-	-	22,648,357	43,564,748
Financial Treasury Bills - LFT	2,834,909	-	-	2,834,909	1,456,524
National Treasury Bills - LTN	19,100,583	-	-	19,100,583	8,469,234
National Treasury Notes - NTN	712,865	-	-	712,865	33,638,990
Interbank Deposits	1,164,421	1,574,060	3,125,879	5,864,360	5,907,350
Foreign Currency Investments	6,426,488	-	-	6,426,488	1,188,917
Total	38,197,631	1,593,008	3,125,879	42,916,518	69,698,253

6.     Securities and Derivatives Financial Instruments

a)     Securities

I) By Category

					Bank					Consolidated
				06/30/2021	12/31/2020				06/30/2021	12/31/2020
		Effect of Adjustment to Fair Value on:					Effect of Adjustment to Fair Value on:
	Amortized Cost	Income	Equity	Carrying Amount	Carrying Amount	Amortized Cost	Income	Equity	Carrying Amount	Carrying Amount
Trading Securities	48,099,678	(114,535)	-	47,985,143	65,380,859	59,337,065	183,680	-	59,520,745	75,006,276
Government Securities	47,332,531	(112,428)	-	47,220,103	64,621,598	56,061,579	156,251	-	56,217,830	72,038,263
Private Securities	767,147	(2,107)	-	765,040	759,261	3,275,486	27,429	-	3,302,915	2,968,013
Available-for-Sale Securities	137,601,882	-	859,027	138,460,909	134,119,306	144,777,234	-	596,189	145,373,423	141,924,157
Government Securities	101,881,147	-	(65,741)	101,815,406	102,157,294	110,972,474	-	(334,228)	110,638,246	113,549,050
Private Securities	35,720,735	-	924,768	36,645,503	31,962,012	33,804,760	-	930,417	34,735,177	28,375,108
Held-to-Maturity Securities	13,680,425	-	-	13,680,425	16,317,905	13,680,425	-	-	13,680,425	16,317,905
Government Securities	12,425,787	-	-	12,425,787	14,739,539	12,425,787	-	-	12,425,787	14,739,539
Private Securities	1,254,638	-	-	1,254,638	1,578,365	1,254,638	-	-	1,254,638	1,578,365
Total Securities	199,381,985	(114,535)	859,027	200,126,477	215,818,070	217,794,724	183,680	596,189	218,574,593	233,248,338

II) Trading Securities

										Bank
			06/30/2021	12/31/2020	By Maturity					06/30/2021
Trading Securities	Amortized Cost	Adjustment to Fair Value - Income	Carrying Amount	Carrying Amount	Without Maturity	Up to 3 Months	From 3 to 12 Months	From 1 to 3 Years	Over 3 Years	Total
Government Securities	47,332,531	(112,428)	47,220,103	64,621,598	-	1,998,976	3,947,703	12,048,937	29,224,487	47,220,103
Financial Treasury Bills - LFT	2,873,524	362	2,873,886	2,208,130	-	559,070	623,521	896,242	795,053	2,873,886
National Treasury Bills - LTN	11,268,226	(19,538)	11,248,688	23,439,521	-	390,430	3,147,175	5,196,991	2,514,092	11,248,688
National Treasury Notes - NTN	32,492,692	(94,145)	32,398,547	38,186,441	-	394,925	169,306	5,940,700	25,893,616	32,398,547
Agricultural Debt Securities - TDA	29,050	1,238	30,288	44,820	-	2,103	7,465	15,001	5,719	30,288
Brazilian Foreign Debt Notes	652,909	(6)	652,903	678,533	-	652,274	235	3	391	652,903
Debentures	16,130	(339)	15,791	64,153	-	174	1	-	15,616	15,791
Private Securities	767,147	(2,107)	765,040	759,261	317,762	6,975	3,273	49,238	387,792	765,040
Investment Fund Shares	315,946	1,816	317,762	369,041	317,762	-	-	-	-	317,762
Debentures	159,532	(3,216)	156,316	273,671	-	6,722	2,676	42,508	104,410	156,316
Certificates of Real Estate Receivables - CRI	30,954	(73)	30,881	23,008	-	-	19	290	30,572	30,881
Certificates of Agribusiness Receivables - CRA	260,715	(634)	260,081	23,866	-	253	578	6,440	252,810	260,081
Financial Bills - LF	-	-	-	69,675	-	-	-	-	-	-
Total	48,099,678	(114,535)	47,985,143	65,380,859	317,762	2,005,951	3,950,976	12,098,175	29,612,279	47,985,143

										Consolidated
			06/30/2021	12/31/2020	By Maturity					06/30/2021
Trading Securities	Amortized Cost	Adjustment to Fair Value - Income	Carrying Amount	Carrying Amount	Without Maturity	Up to 3 Months	From 3 to 12 Months	From 1 to 3 Years	Over 3 Years	Total
Government Securities	56,061,579	156,251	56,217,830	72,038,263	-	2,371,128	4,624,847	16,984,219	32,237,636	56,217,830
Financial Treasury Bills - LFT	9,414,264	17,086	9,431,350	7,316,112	-	931,222	1,300,665	5,820,573	1,378,890	9,431,350
National Treasury Bills - LTN	11,279,624	(19,985)	11,259,639	23,450,858	-	390,430	3,147,175	5,207,942	2,514,092	11,259,639
National Treasury Notes - NTN	34,669,603	158,256	34,827,859	40,483,786	-	394,925	169,306	5,940,700	28,322,928	34,827,859
Agricultural Debt Securities - TDA	29,050	1,238	30,288	44,820	-	2,103	7,465	15,001	5,719	30,288
Brazilian Foreign Debt Bonds	652,909	(6)	652,903	678,533	-	652,274	235	3	391	652,903
Debentures	16,129	(338)	15,791	64,153	-	174	1	-	15,616	15,791
Private Securities	3,275,486	27,429	3,302,915	2,968,013	2,009,101	6,975	136,878	49,238	1,100,723	3,302,915
Shares	1,643,713	8,280	1,651,993	1,339,892	1,651,993	-	-	-	-	1,651,993
Investment Fund Shares	355,292	1,816	357,108	401,442	357,108	-	-	-	-	357,108
Debentures	851,207	18,040	869,247	1,077,513	-	6,722	2,676	42,508	817,341	869,247
Certificates of Real Estate Receivables - CRI	30,954	(73)	30,881	23,008	-	-	19	290	30,572	30,881
Certificates of Agribusiness Receivables - CRA	260,715	(634)	260,081	23,866	-	253	578	6,440	252,810	260,081
Bill of Exchange	133,605	-	133,605	32,618	-	-	133,605	-	-	133,605
Financial Bills - LF	-	-	-	69,675	-	-	-	-	-	-
Total	59,337,065	183,680	59,520,745	75,006,276	2,009,101	2,378,103	4,761,725	17,033,457	33,338,359	59,520,745

*For the purposes of Financial Statements, Securities Held for Trading are fully presented in the Balance Sheet in the short term.

III) Available-for-Sale Securities

											Bank
				06/30/2021	12/31/2020	By Maturity					06/30/2021
		Effect of Adjustment to Fair Value on:
Available-for-Sale Securities	Amortized Cost	Income	Equity	Carrying Amount	Carrying Amount	Without Maturity	Up to 3 Months	From 3 to 12 Months	From 1 to 3 Years	Over 3 Years	Total
Government Securities	101,881,147	-	(65,741)	101,815,406	102,157,294	-	13,186,026	6,568,697	31,483,260	50,577,423	101,815,406
Treasury Certificates - CFT	1,627	-	66	1,693	1,441	-	207	1,486	-	-	1,693
Securitized Credit	147	-	(10)	137	460	-	137	-	-	-	137
Financial Treasury Bills - LFT	28,047,925	-	(119,333)	27,928,592	20,633,213	-	-	-	7,937,574	19,991,018	27,928,592
National Treasury Bills - LTN	28,872,522	-	(659,119)	28,213,403	34,350,939	-	11,533,139	3,256,982	13,423,282	-	28,213,403
National Treasury Notes - NTN (2)	40,404,102	-	730,685	41,134,787	45,885,764	-	1,402,455	11,547	10,122,404	29,598,381	41,134,787
Brazilian Foreign Debt Bonds	1,238,132	-	(20)	1,238,112	1,285,477	-	250,088	-	-	988,024	1,238,112
Spanish Foreign Debt Bonds	2,822,727	-	(26,079)	2,796,648	-	-	-	2,796,648	-	-	2,796,648
Mexican Foreign Debt Securities	493,965	-	8,069	502,034	-	-	-	502,034	-	-	502,034
Private Securities	35,720,735	-	924,768	36,645,503	31,962,012	3,410,780	1,922,637	6,049,897	10,187,441	15,074,748	36,645,503
Shares	320	-	(269)	51	53	48	-	-	3	-	51
Investment Funds	3,111,307	-	-	3,111,307	1,894,532	3,111,307	-	-	-	-	3,111,307
Investment Fund Real Estate	197,271	-	-	197,271	200,691	197,271	-	-	-	-	197,271
Debentures (1)	18,632,223	-	869,496	19,501,719	14,968,154	18,982	860,829	1,495,364	6,442,439	10,684,105	19,501,719
Promissory Notes - NP	2,350,032	-	7,775	2,357,807	4,525,164	-	160,635	905,559	1,162,860	128,753	2,357,807
Financial Bills - LF	271,306	-	(2,554)	268,752	270,298	-	-	107,731	161,021	-	268,752
Certificates of Real Estate Receivables - CRI	3,042	-	74	3,116	23,625	-	-	-	-	3,116	3,116
Certificates of Agribusiness Receivables - CRA	165,481	-	(1,352)	164,129	171,916	-	-	-	36,289	127,840	164,129
Eurobonds	3,052,886	-	64,792	3,117,678	3,305,028	-	-	-	-	3,117,678	3,117,678
Rural Product Note - CPR	7,936,867	-	(13,194)	7,923,673	6,601,651	83,172	901,173	3,541,243	2,384,829	1,013,256	7,923,673
Total	137,601,882	-	859,027	138,460,909	134,119,306	3,410,780	15,108,663	12,618,594	41,670,701	65,652,171	138,460,909

											Consolidated
				06/30/2021	12/31/2020	By Maturity					06/30/2021
Available-for-Sale Securities	Amortized Cost	Income	Equity	Carrying Amount	Carrying Amount	Without Maturity	Up to 3 Months	From 3 to 12 Months	From 1 to 3 Years	Over 3 Years	Total
Government Securities	110,972,474	-	(334,228)	110,638,246	110,263,140	-	13,883,166	7,043,071	35,213,535	54,498,474	110,638,246
Treasury Certificates - CFT	1,627	-	66	1,693	1,441	-	207	1,486	-	-	1,693
Securitized Credit	147	-	(10)	137	460	-	137	-	-	-	137
Financial Treasury Bills - LFT	30,142,446	-	(124,802)	30,017,644	22,684,405	-	197,224	40,376	9,269,915	20,510,129	30,017,644
National Treasury Bills - LTN	32,051,280	-	(697,240)	31,354,040	36,423,327	-	12,033,055	3,690,981	15,550,854	79,150	31,354,040
National Treasury Notes - NTN	44,222,150	-	505,789	44,727,939	49,868,030	-	1,402,455	11,547	10,392,766	32,921,171	44,727,939
Brazilian Foreign Debt Bonds	1,238,132	-	(20)	1,238,112	1,285,477	-	250,088	-	-	988,024	1,238,112
Spanish Foreign Debt Bonds	2,822,726	-	(26,079)	2,796,647	-	-	-	2,796,647	-	-	2,796,647
Mexican Foreign Debt Securities	493,966	-	8,068	502,034	-	-	-	502,034	-	-	502,034
Private Securities	33,804,760	-	930,417	34,735,177	31,661,018	1,486,342	1,922,637	6,049,897	10,187,441	15,088,860	34,735,177
Shares	580	-	(269)	311	5,400	308	-	-	3	-	311
Investment Fund Shares	1,350,034	-	-	1,350,034	1,784,375	1,350,034	-	-	-	-	1,350,034
Investment Fund Real Estate	33,717	-	(378)	33,339	39,006	33,339	-	-	-	-	33,339
Debentures (1)	18,640,305	-	875,523	19,515,828	14,953,673	18,982	860,829	1,495,364	6,442,439	10,698,214	19,515,828
Eurobonds	3,052,886	-	64,792	3,117,678	3,285,010	-	-	-	-	3,117,678	3,117,678
Promissory Notes - NP	2,350,032	-	7,775	2,357,807	4,525,164	-	160,635	905,559	1,162,860	128,753	2,357,807
Financial Bills - LF	271,306	-	(2,554)	268,752	270,298	-	-	107,731	161,021	-	268,752
Certificates of Real Estate Receivables - CRI	3,042	-	74	3,116	23,625	-	-	-	-	3,116	3,116
Certificates of Agribusiness Receivables - CRA	165,481	-	(1,352)	164,129	171,916	-	-	-	36,289	127,840	164,129
Rural Product Note - CPR	507	-	-	507	-	507	-	-	-	-	507
Total	7,936,870	-	(13,194)	7,923,676	6,601,651	83,172	901,173	3,541,243	2,384,829	1,013,259	7,923,676
Available-for-Sale Securities	144,777,234	-	596,189	145,373,423	141,924,157	1,486,342	15,805,803	13,092,968	45,400,976	69,587,334	145,373,423

(1) In the Bank and in the Consolidated, includes securities issued by government-controlled companies and R$171,344 (12/31/2020 - R$287,736) in available-for-sale securities.

(2) On June 30, 2021, the amount of 1,400,000 in the amount of R$1,544,441 (12/31/2020 - 1,400,000 in the amount of R$1,686,832) of National Treasury Notes - NTN, are linked to the obligation assumed by Banco Santander to cover the unamortized reserves of Plan V of the Social Security Fund (Banesprev).

IV) Held-to-Maturity Securities

							Bank/Consolidated
				By Maturity			06/30/2021

	Amortized Cost		Up to 3 Months	From 3 to 12 Months	From 1 to 3 Years	Over 3 Years
Held-to-Maturity Securities (1)	06/30/2021	12/31/2020					Total
Government Securities	12,425,787	14,739,539	-	11,714	6,311,178	6,102,895	12,425,787
National Treasury Notes - NTN	4,348,955	4,549,498	-	11,714	4,337,241	-	4,348,955
Brazilian Foreign Debt Bonds	8,076,832	10,190,042	-	-	1,973,937	6,102,895	8,076,832
Private Securities	1,254,638	1,578,365	-	1,254,638	-	-	1,254,638
Certificates of Agribusiness Receivables - CRA	1,254,638	1,578,365	-	1,254,638	-	-	1,254,638
Total	13,680,425	16,317,905	-	1,266,352	6,311,178	6,102,895	13,680,425

(1) The market value of held-to-maturity securities is R$13,862,254 (12/31/2020 - R$16,322,840).

For the semester ended June 30, 2021, there were no sales of federal government bonds and other securities classified in the held-to-maturity securities category.

Pursuant to the provisions of article 5 of Circular Bacen 3.068/2001, Banco Santander has the financial capacity and intention to hold until maturity the securities classified in the category held-to-maturity securities.

The market value of bonds and securities is calculated considering the average price of organized markets and their estimated cash flow, discounted to present value according to the corresponding applicable interest curves, considered as representative of the market conditions at the time of the calculation of the swings.

V) Financial Income - Securities Transactions

		Bank		Consolidated
	01/01 to 06/30/2021	01/01 to 06/30/2020	01/01 to 06/30/2021	01/01 to 06/30/2020

Income From Fixed-Income Securities (1)	(1,121,165)	50,164,662	(590,948)	50,476,005
Income From Interbank Investments	3,683,697	3,800,263	1,772,209	1,982,369
Income From Variable-Income Securities	(31,841)	(57,969)	12,671	(27,381)
Financial Income of Pension and Capitalization	-	-	109,463	87,236
Provision for Impairment Losses (2)	250,099	(159,678)	250,099	(159,678)
Others (3)	234,118	(3,173,280)	226,903	(3,156,159)
Total	3,014,908	50,573,998	1,780,397	49,202,392

(1) Includes exchange variation expense in the amount of R$2,831,356 in the Bank and in the Consolidated (2020 - revenue of R$35,300,291 in the Bank and in the Consolidated).

(2) Corresponds to the record of permanent loss, referring to securities classified as available for sale.

(3) Includes income from exchange variation and net appreciation of investment fund shares and equity in the amount of R$226,902 in the Bank and in the Consolidated (2020 - exchange variation expense of R$3,379,505 and net appreciation of investment fund shares) investments and interests in the amount of R$171,433 in the Bank and in the Consolidated).

b) Derivative Financial Instruments

The main risk factors of the derivative instruments assumed are related to exchange rates, interest rates and variable income. In the management of this and other market risk factors, practices are used that include the measurement and monitoring of the use of limits previously defined in internal committees, the value at risk of the portfolios, the sensitivities to interest rate fluctuations, the exposure exchange rate, liquidity gaps, among other practices that allow for the control and monitoring of risks, which may affect Banco Santander's positions in the various markets where it operates. Based on this management model, the Bank has managed, with the use of operations involving derivative instruments, to optimize the risk-benefit ratio even in situations of great volatility.

The fair value of derivative financial instruments is determined through market price quotations. The fair value of swaps is determined using discounted cash flow modeling techniques, reflecting appropriate risk factors. The fair value of forward and futures contracts is also determined based on quoted market prices for derivatives traded on exchanges or using methodologies similar to those described for swaps. The fair value of options is determined based on mathematical models such as Black & Scholes, implied volatilities and the fair value of the corresponding asset. Current market prices are used to price volatilities. For derivatives that do not have prices directly published by exchanges, the fair price is obtained through pricing models that use market information, inferred from published prices of more liquid assets. From these prices, yield curves and market volatilities that serve as input data for the models are extracted.

I) Summary of Derivative Financial Instruments

Swap operations are presented by the balances of the differentials receivable and payable.

Below is a breakdown of the Derivative Financial Instruments portfolio (Assets and Liabilities) by type of instrument, shown by their market value:

				Bank				Consolidated
	06/30/2021		12/31/2020		06/30/2021		12/31/2020
	Assets	Liabilities	Assets	Liabilities	Assets	Liabilities	Assets	Liabilities
Swap - Differential Receivable	14,424,999	17,303,824	14,746,581	17,925,675	12,330,289	15,365,057	14,729,641	18,652,196
Options to Exercise Awards	1,077,184	1,492,970	4,448,585	4,511,175	1,627,435	1,791,488	4,979,011	4,926,994
Term Contract and Other Contracts	14,795,964	13,042,184	13,085,550	12,690,276	14,892,728	13,042,184	13,131,423	12,690,275
Total	30,298,146	31,838,979	32,280,716	35,127,126	28,850,452	30,198,730	32,840,075	36,269,465

II) Derivatives Recorded in Memorandum Accounts and Balance Sheets

						Bank
			06/30/2021			12/31/2020
Trading	Notional (1)	Cost	Fair Value	Notional (1)	Cost	Fair Value
Swap	693,368,656	(1,272,192)	(2,878,826)	476,214,481	(2,838,239)	(3,179,094)
Assets	346,089,652	8,801,746	14,424,999	317,619,156	6,511,030	14,746,581
CDI (Interbank Deposit Rates)	83,820,957	2,129,166	2,867,614	52,270,726	326,585	334,690
Fixed Interest Rate - Real	62,047,341	3,965,771	7,143,347	59,799,047	4,013,562	9,607,342
Indexed to Price and Interest Rates	3,767,981	629,762	906,113	5,124,411	959,322	1,093,119
Foreign Currency	196,453,373	2,077,047	3,507,924	198,880,422	950,048	3,408,073
Others	-	-	-	1,544,550	261,513	303,357
Liabilities	347,278,913	(10,073,938)	(17,303,824)	158,595,325	(9,349,269)	(17,925,675)
CDI (Interbank Deposit Rates)	56,104,544	(6,510,850)	(2,752,894)	46,403,968	(6,911,747)	(14,018,319)
Fixed Interest Rate - Real	90,776,894	(733,682)	(8,486,247)	69,076,757	(2,183,507)	(2,772,479)
Indexed to Price and Interest Rates	7,633,947	(65,365)	(1,286,312)	33,026,691	(25)	(450,958)
Foreign Currency	192,229,634	(2,764,040)	(4,724,522)	7,906,521	(231,185)	(327,145)
Others	533,894	-	(53,849)	2,181,388	(22,805)	(356,774)
Options	1,070,665,771	(467,563)	(415,786)	1,963,194,665	(282,109)	(62,590)
Purchased Position	526,768,201	961,586	1,077,184	969,622,684	1,869,805	4,448,585
Call Option - Foreign Currency	3,310,502	84,287	187,231	1,188,387	47,898	39,201
Put Option - Foreign Currency	6,725,426	203,149	272,910	1,948,673	79,019	109,077
Call Option - Other	64,788,333	484,558	354,876	101,568,876	558,794	563,157
Interbank Market	64,609,307	484,558	354,876	101,421,659	557,167	556,039
Others (2)	179,026	-	-	147,217	1,627	7,118
Put Option - Other	451,943,939	189,592	262,167	864,916,748	1,184,094	3,737,150
Interbank Market	451,634,196	189,235	260,725	864,852,555	1,183,630	3,733,690
Others (2)	309,743	357	1,442	64,193	464	3,460
Sold Position	543,897,570	(1,429,149)	(1,492,970)	993,571,981	(2,151,914)	(4,511,175)
Call Option - Foreign Currency	6,253,555	(233,799)	(196,882)	1,537,669	(70,201)	699,243
Put Option - Foreign Currency	2,667,292	(173,520)	(197,511)	2,315,918	(137,061)	(192,334)
Call Option - Other	68,451,265	(474,811)	(427,730)	120,254,124	(588,023)	(464,404)
Interbank Market	67,945,242	(474,598)	(426,378)	120,156,285	(566,813)	(464,404)
Others (2)	506,023	(213)	(1,352)	97,839	(21,210)	-
Put Option - Other	466,525,458	(547,019)	(670,847)	869,464,270	(1,356,629)	(4,553,680)
Interbank Market	466,466,047	(546,883)	(670,162)	869,328,317	(1,350,314)	(4,597,426)
Others (2)	59,411	(135)	(685)	135,953	(6,315)	43,746
Forward Contracts and Others	207,774,202	-	-	268,807,002	-	-
Purchased Commitment	484,102	-	-	109,940,706	-	-
Currencies	-	-	-	12,438,698	-	-
Others	-	-	-	97,502,008	-	-
Sell Commitment	-	-	-	-	-	-
Currencies	-	-	-	-	-	-
Others	484,102	-	-	-	-	-
Sold Position	207,290,100	-	-	158,866,295	-	-
Exchange Coupon (DDI)	68,595,353	-	-	73,114,013	-	-
Interest Rates (DI1 and DIA)	83,208,175	-	-	67,323,206	-	-
Foreign Currency	42,954,604	-	-	18,172,817	-	-
Indexes (3)	6,369,523	-	-	256,260	-	-
Treasury Bonds/Notes	6,162,445	-	-	-	-	-
Forward Contracts and Others	117,117,538	782,056	1,753,779	102,561,361	894,559	395,274
Purchased Commitment	66,595,773	(99,138)	14,795,964	64,787,891	1,303,693	13,085,550
Currencies	49,729,357	(741,559)	3,766,492	57,121,562	1,303,693	13,077,413
Others	16,866,417	642,421	11,029,472	7,666,329	-	8,137
Sell Commitment	50,521,764	881,194	(13,042,184)	37,773,470	(409,134)	(12,690,276)
Currencies	41,624,445	1,335,180	(3,287,776)	37,294,944	(408,912)	(12,692,636)
Others	8,897,319	(453,986)	(9,754,409)	478,526	(222)	2,360

						Consolidated
			06/30/2021			12/31/2020
Trading	Notional (1)	Cost	Fair Value	Notional (1)	Cost	Fair Value
Swap	702,705,305	(1,272,192)	(3,034,768)	408,037,877	(2,838,239)	(3,922,555)
Assets	350,758,022	8,801,746	12,330,289	283,308,405	6,511,030	14,729,641
CDI (Interbank Deposit Rates)	83,820,957	2,129,166	2,867,614	45,872,335	326,585	2,686,294
Fixed Interest Rate - Real	62,047,341	3,965,771	5,004,342	54,159,847	4,013,562	9,607,343
Indexed to Price and Interest Rates	3,767,981	629,762	906,113	5,124,411	959,322	1,093,119
Foreign Currency	201,121,743	2,077,047	3,552,219	178,076,136	950,048	1,039,528
Others	-	-	-	75,676	261,513	303,357
Liabilities	351,947,283	(10,073,938)	(15,365,057)	124,729,472	(9,349,269)	(18,652,196)
CDI (Interbank Deposit Rates)	56,104,544	(6,510,850)	(2,752,894)	33,239,800	(6,911,747)	(14,018,319)
Fixed Interest Rate - Real	90,776,894	(733,682)	(6,400,244)	49,644,709	(2,183,507)	(2,772,479)
Indexed to Price and Interest Rates	7,633,947	(65,365)	(1,286,312)	33,026,691	(25)	(450,958)
Foreign Currency	196,898,004	(2,764,040)	(4,871,757)	6,636,884	(231,185)	153,695
Others	533,894	-	(53,849)	2,181,388	(22,805)	(1,564,135)
Options	1,070,665,771	(467,563)	(164,053)	2,043,286,079	(282,108)	52,017
Purchased Position	526,768,201	961,586	1,627,435	1,006,266,895	1,869,805	4,979,011
Call Option - Foreign Currency	3,310,502	84,287	187,231	1,188,387	47,898	39,201
Put Option - Foreign Currency	6,725,426	203,149	272,910	1,948,673	79,019	109,077
Call Option - Other	64,788,333	484,558	905,127	134,761,946	558,794	1,093,583
Interbank Market	64,609,307	484,558	905,127	101,421,659	557,167	556,039
Others (2)	179,026	-	-	33,340,287	1,627	537,544
Put Option - Other	451,943,939	189,592	262,167	868,367,889	1,184,094	3,737,150
Interbank Market	451,634,196	189,235	260,725	864,852,555	1,183,630	3,733,690
Others (2)	309,743	357	1,442	3,515,334	464	3,460
Sold Position	543,897,570	(1,429,149)	(1,791,488)	1,037,019,184	(2,151,913)	(4,926,994)
Call Option - Foreign Currency	6,253,555	(233,799)	(196,882)	1,537,669	(70,201)	699,241
Put Option - Foreign Currency	2,667,292	(173,520)	(197,511)	2,315,918	(137,061)	(192,334)
Call Option - Other	68,451,265	(474,811)	(726,248)	130,919,392	(588,022)	(453,918)
Interbank Market	67,945,242	(474,598)	(724,896)	120,156,284	(566,812)	(464,404)
Others (2)	506,023	(213)	(1,352)	10,763,108	(21,210)	10,486
Put Option - Other	466,525,458	(547,019)	(670,847)	902,246,205	(1,356,629)	(4,979,983)
Interbank Market	466,466,047	(546,883)	(670,162)	869,328,317	(1,350,314)	(4,597,426)
Others (2)	59,411	(135)	(685)	32,917,888	(6,315)	(382,557)
Futures Contracts	207,774,202	-	-	270,258,562	-	-
Purchased Position	484,102	-	-	110,275,865	-	-
Exchange Coupon (DDI)	-	-	-	12,438,695	-	-
Interest Rates (DI1 and DIA)	-	-	-	97,837,170	-	-
Foreign Currency	-	-	-	-	-	-
Indexes (3)	-	-	-	-	-	-
Treasury Bonds/Notes	484,102	-	-	-	-	-
Sold Position	207,290,100	-	-	159,982,697	-	-
Exchange Coupon (DDI)	68,595,353	-	-	73,114,013	-	-
Interest Rates (DI1 and DIA)	83,208,175	-	-	67,958,767	-	-
Foreign Currency	42,954,604	-	-	18,653,657	-	-
Indexes (3)	6,369,523	-	-	256,260	-	-
Treasury Bonds/Notes	6,162,445	-	-	-	-	-
Forward Contracts and Others	117,117,538	(1,888,303)	1,850,543	107,761,737	2,693,758	441,148
Purchased Commitment	66,595,773	(99,138)	14,892,711	67,378,024	1,370,653	13,131,423
Currencies	49,729,357	(741,559)	3,863,239	59,711,695	1,370,653	13,077,412
Others	16,866,417	642,421	11,029,472	7,666,329	-	54,011
Sell Commitment	50,521,764	(1,789,166)	(13,042,184)	40,383,713	1,323,105	(12,690,275)
Currencies	41,624,445	(1,335,180)	(3,287,776)	39,905,187	1,323,327	(12,692,635)
Others	8,897,319	(453,986)	(9,754,409)	478,526	(222)	2,360
(1) Nominal value of the updated contracts.

(2) Includes options of indexes, mainly being options involving US treasury, shares and stock indexes.

(3) Includes Bovespa and S&P indexes.

III) Derivative Financial Instruments by Counterparty, Opening by Maturity and Trading Market

										Bank
										Notional
					By Counterparty			By Maturity		Trading Market
				06/30/2021	12/31/2020			06/30/2021		06/30/2021
		Related	Financial			Up to	From 3 to	Over		Over the Counter (3)
	Customers	Parties	Institutions (1)	Total	Total	3 Months	12 Months	12 Months	Exchange (2)
Swap	42,369,166	108,406,815	195,313,670	346,089,652	317,619,156	40,221,622	70,329,404	235,538,625	75,100,241	270,989,410
Options	23,760,115	357,335	1,046,548,321	1,070,665,771	1,963,194,665	292,019,524	750,548,067	28,098,180	1,049,177,167	21,488,605
Futures Contracts	5,424,655	-	202,349,547	207,774,202	268,807,002	104,714,102	55,281,910	47,778,190	207,774,202	-
Forward Contracts and Others	50,838,336	47,437,688	18,841,514	117,117,538	102,561,361	47,851,023	45,481,736	23,784,779	3,949,642	113,167,896

										Consolidated
										Notional
					By Counterparty			By Maturity		Trading Market
				06/30/2021	12/31/2020			06/30/2021		06/30/2021
		Related	Financial			Up to	From 3 to	Over		Over the Counter (3)
	Customers	Parties	Institutions (1)	Total	Total	3 Months	12 Months	12 Months	Exchange (2)
Swap	42,369,166	108,406,815	199,982,040	350,758,022	283,308,405	40,221,622	74,997,774	235,538,625	75,100,241	275,657,780
Options	23,760,115	357,335	1,046,548,321	1,070,665,771	2,043,286,079	292,019,524	750,548,067	28,098,180	1,049,177,167	21,488,605
Futures Contracts	5,424,655	-	202,349,547	207,774,202	270,258,562	104,714,102	55,281,910	47,778,190	207,774,202	-
Forward Contracts and Others	50,838,336	47,437,688	18,841,514	117,117,538	107,761,737	47,851,023	45,481,736	23,784,779	3,949,642	113,167,896

(1) Includes operations whose counterparty is B3 S.A. - Brazil, Bolsa, Balcão (B3) and other stock and commodity exchanges.

(2) Includes amounts traded on B3.

(3) It comprises transactions that are included in registration chambers, as per Bacen regulations.

IV) Hedge Accounting

The effectiveness determined for the hedge portfolio is in accordance with the provisions of Bacen Circular No. 3,082/2002. The following accounting hedge structures were established:

IV.I) Market Risk Hedge

The Bank's market risk hedging strategies consist of protection structures against changes in market risk, receipts and payments of interest related to recognized assets and liabilities.

The market risk hedge management methodology adopted by the Bank segregates transactions by risk factor (e.g.: Real/Dollar exchange risk, risk of pre-fixed interest rate in reais, risk of dollar exchange coupon, risk of inflation, interest risk, etc.). Transactions generate exposures that are consolidated by risk factor and compared to pre-established internal limits.

In order to protect the market risk variation in the receipt and payment of interest, the Bank uses interest rate swaps and futures contracts related to fixed-rate assets and liabilities.

The Bank applies the market risk hedge as follows:

• Designates Foreign Currency swaps + Coupon versus % CDI and Pre-Real Interest Rate or US Dollar futures (DOL, DDI/DI) as a derivative instrument in Hedge Accounting structures, with foreign currency loan operations as the object.

• The Bank has a portfolio of assets indexed to the Euro and traded at the Offshore agency. In the transaction, the value of the asset in Euro will be converted to Dollar at the exchange contract rate for entering the transaction. From the conversion, the principal amount of the operation, already expressed in dollars, will be adjusted by a floating or pre-fixed rate. The assets will be hedged with Swap Cross Currency, in order to transfer the risk in Euro to LIBOR + Coupon.

• The Bank has pre-fixed interest rate risk generated by government bonds (NTN-F and LTN) in the portfolio of Financial Assets available for sale. To manage this mismatch, the entity contracts DI futures on the Exchange and designates them as a hedging instrument in a hedge accounting framework.

• The Bank has risk to the IPCA index generated by debentures in the portfolio of securities available for sale. To manage this mismatch, the Bank contracts IPCA futures (DAP) on the Exchange and designates them as a protection instrument in a Hedge Accounting structure.

• Santander Leasing has pre-fixed interest rate risk generated by government bonds (NTN-F) in the portfolio of securities available for sale. To manage this mismatch, the entity enters into interest rate swaps and designates them as a hedging instrument in a hedge accounting framework.

• The Bank has a pre-fixed interest rate risk on its liabilities through issues of real estate letters of credit (LCI). To manage this mismatch, the entity contracts DI futures on the Exchange and designates them as a hedging instrument in a hedge accounting framework.

• The Bank has a risk related to the IPCA index generated by the issuance of a Guaranteed Real Estate Bill. To manage this mismatch, the Bank contracts IPCA futures (DAP) on the Stock Exchange and designates them as a hedging instrument in a Hedge Accounting structure.

In market risk hedge, the results, both on hedging instruments and on the objects (attributable to the type of risk being hedged) are recognized directly in the income statement.

IV.II) Cash Flow Hedge

The Bank's cash flow hedge strategies consist of hedging exposure to variations in cash flows, interest payments and exchange rate exposure, which are attributable to changes in interest rates relating to recognized assets and liabilities and changes exchange rates of unrecognized assets and liabilities.

The Bank applies cash flow hedge as follows:

• Contracts fixed dollar-indexed asset swaps and liabilities in foreign currency and designates them as a hedging instrument in a Cash Flow Hedge structure, having as object foreign currency loan transactions negotiated with third parties through offshore agencies and securities of the Brazilian external debt held to maturity.

• Contracts Dollar futures or DDI + DI Futures (Synthetic Dollar Futures) and designates them as a hedging instrument in a Cash Flow Hedge structure, having as object the Bank's credit portfolio in Dollars and Promissory Notes in portfolio of securities available for sale.

• Banco RCI Brasil SA has hedge operations whose purpose is funding operations with financial bills (LF), bills of exchange (LC) and interbank deposit certificates (CDI) indexed to CDI and uses interest rate swaps to make the pre-fixed funding and predicting future cash flows.

In cash flow hedge, the effective portion of the variation in the value of the hedging instrument is temporarily recognized in equity under equity valuation adjustments until the forecast transactions occur, at which time this portion is recognized in the income statement. The ineffective portion of the variation in the value of foreign exchange hedge derivatives is recognized directly in the income statement. As of June 30, 2021, and December 31, 2020, no results referring to the ineffective portion were recorded.

												Bank
						06/30/2021						12/31/2020
Strategies	Adjustment to Fair Value		Accounting Value		Notional		Adjustment to Fair Value		Accounting Value		Notional
Market Risk Hedge	Objects (1)	Instruments (1)	Objects (1)	Instruments (1)	Objects (1)	Instruments (1)	Objects (1)	Instruments (1)	Objects (1)	Instruments (1)	Objects (1)	Instruments (1)
Swap Contracts	-	-	180,591	171,126	725,809	752,279	-	-	-	-	-	-
Funding Hedge	-	-	180,591	171,126	725,809	752,279	-	-	-	-	-	-
Futures Contracts	-	-	64,301,770	73,450,121	64,301,770	73,450,121	-	45,331,727	46,649,331	46,178,734		30,985,609
Securities Hedge	-	-	64,301,770	73,450,121	64,301,770	73,450,121	-	45,331,727	46,649,331	46,178,734		30,985,609

Cash Flow Hedge
Swap Contracts	-	-	-	-	-	-	-	-	6,786,840	6,622,857	5,316,632	4,502,378
Securities Hedge	-	-	-	-	-	-	-	-	1,302,666	1,428,053	1,302,666	1,428,053
Funding Hedge	-	-	-	-	-	-			5,484,174	5,194,804	4,013,966	3,074,325
Futures Contracts	-	-	32,651,435	32,658,722	32,651,435	32,658,722	-	-	23,447,934	19,500,234	23,447,934	19,333,230
Credit Operations Hedge (2) (3)	-	-	27,830,298	27,958,852	27,830,298	27,958,852	-	-	23,447,934	19,500,234	23,447,934	19,333,230
Securities Hedge	-	-	5,119,565	4,699,870	5,119,565	4,699,870	-	-	-	-	-	-

												Consolidated
						06/30/2021						12/31/2020
Strategies	Adjustment to Fair Value		Accounting Value		Notional		Adjustment to Fair Value		Accounting Value		Notional
Market Risk Hedge	Objects (1)	Instruments (1)	Objects (1)	Instruments (1)	Objects (1)	Instruments (1)	Objects (1)	Instruments (1)	Objects (1)	Instruments (1)	Objects (1)	Instruments (1)
Swap Contracts	-	-	180,591	171,126	725,809	752,279	-	-	-	-	-	-
Funding Hedge	-	-	180,591	171,126	725,809	752,279	-	-	-	-	-	-
Futures Contracts	-	-	64,301,770	73,450,121	64,301,770	73,450,121	-	-	45,331,727	46,649,331	46,178,734	30,985,609
Securities Hedge	-	-	64,301,770	73,450,121	64,301,770	73,450,121	-	-	45,331,727	46,649,331	46,178,734	30,985,609

Cash Flow Hedge
Swap Contracts	-	-	4,726,898	5,144,200	3,589,498	4,638,370	-	-	6,786,840	6,622,857	5,316,632	4,502,378
Securities Hedge	-	-	-	-	-	-	-	-	1,302,666	1,428,053	1,302,666	1,428,053
Funding Hedge	-	-	4,726,898	5,144,200	3,589,498	4,638,370	-	-	5,484,174	5,194,804	4,013,966	3,074,325
Futures Contracts	-	-	32,658,722	32,651,435	32,658,722	32,651,435	-	-	23,447,934	19,500,234	23,447,934	19,333,230
Credit Operations Hedge (2) (3)	-	-	27,958,852	27,958,852	27,830,298	27,958,852	-	-	23,447,934	19,500,234	23,447,934	19,333,230
Securities Hedge	-	-	4,699,870	5,119,565	4,699,870	5,119,565	-	-	-	-	-	-

(*) The Bank operates some Cash Flow Hedge strategies, hedging assets from its portfolio (object), regards that, the table is presented showing the liability amounts from the respective instruments. For structures whose objects are futures, the table is presented showing the balance of the daily adjustment, registered in the suspense accounts.

(1) Credit amounts refer to active operations and operations owed to passive operations.

					Bank					Consolidated
				06/31/2021	12/31/2020				06/31/2021	12/31/2020
	Up to 3	From 3 to	Over to			Up to 3	From 3 to	Over to
Strategies	Months	12 Months	12 Months	Total	Total	Months	12 Months	12 Months	Total	Total
Market Risk Hedge
Swap Contracts	10,043	116,840	44,244	171,126	-	10,043	116,840	44,244	171,126	-
Credit Operations Hedge	10,043	116,840	44,244	171,126	-	10,043	116,840	44,244	171,126	-
Securities Hedge	-	-	-	-	-	-	-	-	-	-
Futures Contracts	15,315,529	20,744,004	21,256,689	57,316,222	30,985,609	26,936,890	20,744,004	25,769,226	73,450,121	30,985,609
Securities Hedge	15,315,529	20,744,004	21,086,797	57,146,331	30,985,609	26,936,890	20,744,004	25,769,226	73,450,121	30,985,609
Funding Hedge	-	-	169,892	169,892	-	-	-	-	-	-
Cash Flow Hedge	-	-	-	-
Swap Contracts	-	-	-	-	1,428,053	559,456	2,584,675	2,000,069	5,144,200	4,502,378
Credit Operations Hedge	-	-	-	-	-	559,456	2,584,675	2,000,069	5,144,200	-
Securities Hedge	-	-	-	-	1,428,053	-	-	-	-	1,428,053
Funding Hedge	-	-	-	-	-	-	-	-	-	3,074,325
Futures Contracts	27,531,870	-	-	27,531,870	19,333,230	27,531,870	-	5,119,565	32,651,435	19,333,230
Credit Operations Hedge (2) (3)	27,531,870	-	-	27,531,870	19,333,230	27,531,870	-	-	27,531,870	19,333,230
Securities Hedge	-	-	-	-	-	-	-	5,119,565	5,119,565	-

In the Bank and in the Consolidated, the mark-to-market effect of the active swap and futures contracts corresponds to a credit in the amount of R$143,645 (12/31/2020 - R$11,528) and is recorded in equity, net of tax effects, of which R$95,425 will be realized against revenue in the next twelve months.

V) Credit Derivatives Information

Banco Santander uses credit derivatives for the purposes of managing counterparty risk and meeting the demands of its customers, carrying out operations of purchase and sale of protection through credit default swaps and total return swaps, primarily related to securities with Brazilian sovereign risk.

Total Return Swaps - TRS

They are credit derivatives where the return of the reference obligation is exchanged for a cash flow and in which, in the event of a credit event, the protection buyer usually has the right to receive from the protection seller the equivalent to the difference between the updated value and the fair value (market value) of the reference obligation on the contract settlement date.

Credit Default Swaps - CDS

They are credit derivatives where, in the event of a credit event, the protection buyer is entitled to receive from the protection seller the equivalent to the difference between the face value of the CDS contract and the fair value (market value) of the reference obligation on the settlement date of the contract. In return, the seller receives a fee for the sale of the protection.

Below, the composition of the Credit Derivatives portfolio shown by its reference value and effect on the calculation of Required Shareholders' Equity (PLE).

				Bank/Consolidated
				Valor Nominal
		06/30/2021		12/31/2020
	Retained Risk - Total Rate of Return Swap	Transferred Risk - Credit Swap	Retained Risk - Total Rate of Return Swap	Transferred Risk - Credit Swap
Credit Swaps	-	-	-	519,670
Total	-	-	-	519,670

Amount related to the premium paid on CDS for use as guarantee (risk transfer) in the amount of R$0 (12/31/2020 - R$1,506).

During the semester, we did not have credit swap operations or occurrence of credit event related to triggering events provided for in the contracts.

		06/30/2021		12/31/2020
Maximum Potential for Future Payments - Gross	Over 12 Months	Total	Over 12 Months	Total
Per Instrument: CDS	-	-	-	4,003,298
Per Risk Classification: Below Investment Grade	-	-	-	4,003,298
Per Reference Entity: Brazilian Government	-	-	-	4,003,298

VI) Derivative Financial Instruments - Margin Given in Guarantee

The margin given as collateral for transactions traded on B3 with its own and third party derivative financial instruments is composed of federal government securities.

		Bank		Consolidated
	06/30/2021	12/31/2020	06/30/2021	12/31/2020
Financial Literature of the Treasury - LFT	4,863,623	3,702,213	5,492,249	4,363,665
National Treasury Bills - LTN	5,837,667	6,155,275	5,874,481	6,155,275
National Treasury Notes - NTN	999,184	2,814,273	996,298	2,814,273
Total	11,700,474	12,671,761	12,363,027	13,333,213

7.     Interbank Accounts

The balance of the interbank relationship item is composed of restricted credits represented mainly by deposits made at Bacen to fulfill the requirements of compulsory on demand deposits, savings deposits and time deposits and by payments and receipts to be settled, represented by checks and other papers sent to the clearing service and payment transactions (active and passive position).

8.     Credit Portfolio and Allowance for Expected Losses Associated with Credit Risk

a) Loan Portfolio

		Bank		Consolidated
	06/30/2021	12/31/2020	06/30/2021	12/31/2020
Lending Operations	300,793,682	279,580,267	363,274,901	338,110,717
Loans and Discounted Titles	196,951,931	179,058,116	198,780,575	179,172,031
Financing	39,771,504	41,034,126	100,424,079	99,450,661
Rural and Agroindustrial - Financing	12,998,419	13,659,898	12,998,419	13,659,898
Real Estate Financing	51,071,828	45,828,127	51,071,828	45,828,127
Leasing Operations	-	-	2,455,221	2,471,384
Advances on Foreign Exchange Contracts (1)	8,992,247	6,310,254	8,992,247	6,310,254
Other Receivables (2)	61,756,787	61,569,706	65,022,697	64,758,539
Credits for Avals and Sureties Honored	230,317	228,754	609,137	228,754
Income Receivable from Advances Granted - Foreign Exchange Portfolio	116,312	150,513	116,312	150,513
Other Receivables – Other	61,410,158	61,190,439	64,297,248	64,379,272
Total	371,542,716	347,460,227	439,745,066	411,650,894

(1) Advances on foreign exchange contracts are classified as a reduction of other obligations.

(2) Debtors for purchase of securities and assets and securities and credits receivable (Note 11).

Sale or Transfer of Financial Assets

Pursuant to CMN Resolution No. 3,533/2008 and subsequent amendments, credit assignment operations with substantial retention of risks and benefits, from January 1, 2012 on, began to remain recorded in the credit portfolio. For credit assignment operations carried out until December 31, 2011, regardless of the retention or substantial transfer of risks and benefits, the financial assets were derecognized from the registration of the original operation and the result determined in the assignment was appropriated to the result for the period.

(i) With Substantial Transfer of Risks and Benefits

In the Bank and in the Consolidated, during the semester ended June 30, 2021, credit assignment operations without recourse were carried out in the amount of R$15,496 (12/31/2020 - R$1,417,146) and were represented, substantially, by loans and discounted securities, from this amount, not having amounts of this amount with a Group company.

During the six-month period ended June 30, 2021, credit assignments fully provisioned without recourse were carried out, in the amount of R$189,681 in the Bank and in the Consolidated, relating to loan operations with third parties, without involving Group companies.

(ii) With Substantial Retention of Risks and Benefits

In December 2011, the Bank assigned credits with co-obligation referring to real estate financing in the amount of R$688,821, maturing in October 2041. As of June 30, 2021, the present value of the assigned operations is R$47,992 (12/31/2020- BRL 55,284).

These assignment operations were carried out with a co-obligation clause, with mandatory repurchase in the following situations:

- Non-performing contracts for a period exceeding 90 consecutive days;

- Contracts subject to renegotiation;

- Contracts subject to portability, pursuant to CMN Resolution No. 3401/2006; and

- Contracts subject to intervention.

The compulsory repurchase amount will be calculated by the credit debit balance duly updated on the respective repurchase date.

From the date of assignment, the cash flows from the assigned operations will be paid directly to the assignee.

b) Loan Portfolio by Maturity

		Bank		Consolidated
	06/30/2021	12/31/2020	06/30/2021	12/31/2020
Overdue	6,697,043	5,015,638	7,746,852	5,842,250
Due to:
Up to 3 Months	87,118,475	101,913,270	97,429,704	111,058,613
From 3 to 12 Months	92,604,724	80,400,014	114,652,298	100,998,401
Over 12 Months	185,122,474	160,131,305	219,916,212	193,751,630
Total	371,542,716	347,460,227	439,745,066	411,650,894

c) Loan Portfolio by Business Sector

		Bank		Consolidated
	06/30/2021	12/31/2020	06/30/2021	12/31/2020
Private Sector	370,458,282	346,441,422	438,659,578	410,630,891
Industry	68,853,443	65,984,136	70,172,718	67,264,749
Commercial	47,510,753	43,967,769	51,905,315	47,902,610
Financial Institutions	1,500,792	2,140,177	1,476,486	2,157,962
Services and Other (1)	61,355,663	58,085,560	68,990,460	60,971,259
Individuals	186,645,083	172,102,567	241,439,765	228,089,977
Credit Cards	37,516,298	37,427,267	37,516,298	37,427,267
Mortgage Loans	49,184,849	43,993,132	49,184,849	43,993,132
Payroll Loans	51,368,704	47,029,722	51,368,704	47,029,722
Financing and Vehicles Lease	2,233,011	2,249,094	54,130,573	55,874,243
Others (2)	46,342,221	41,403,352	49,239,341	43,765,613
Agricultural	4,592,548	4,161,213	4,674,834	4,244,334
Public Sector	1,084,434	1,018,805	1,085,488	1,020,003
State	282,558	399,669	282,559	399,669
Municipal	801,876	619,136	802,929	620,334
Total	371,542,716	347,460,227	439,745,066	411,650,894

(1) Includes real estate loan activities to builders/developers (business plan), transportation, health and personal services, among others.

(2) Includes personal loans, overdraft among others.

d) Classification of Loan Portfolio and Respective Allowance for Loan Losses by Risk Level

													Bank
							06/30/21						12/31/2020
		Loan Portfolio					Allowance	Loan Portfolio					Allowance
Risk Level	% Minimum Allowance Required	Current	Past Due (1)	Total (3)	Required	Additional (2)	Total	Current	Past Due (1)	Total (3)	Required	Additional (2)	Total
AA	0,0%	177,207,810	-	177,207,810	-	-	-	162,569,532	-	162,569,532	-	-	-
A	0,5%	100,658,587	-	100,658,587	503,293	1	503,294	98,084,064	-	98,084,064	490,420	331,959	822,379
B	1,0%	33,328,421	2,233,905	35,562,326	355,623	150	355,773	31,497,816	1,989,791	33,487,607	334,876	572,154	907,030
C	3,0%	24,861,240	2,366,524	27,227,764	816,833	1,750,422	2,567,255	23,128,620	1,789,539	24,918,159	747,545	1,561,868	2,309,413
D	10,0%	8,631,320	2,536,421	11,167,741	1,116,774	1,972,507	3,089,281	8,215,630	1,943,697	10,159,327	1,015,933	1,763,634	2,779,567
E	30,0%	2,190,650	2,094,553	4,285,203	1,285,561	695,202	1,980,763	2,254,334	1,547,171	3,801,505	1,140,451	600,261	1,740,712
F	50,0%	1,779,391	1,558,240	3,337,631	1,668,815	524,771	2,193,586	1,831,369	1,335,331	3,166,700	1,583,350	503,804	2,087,154
G	70,0%	1,727,571	1,228,087	2,955,658	2,068,961	646,695	2,715,656	1,771,853	1,069,343	2,841,196	1,988,837	764,272	2,753,109
H	100,0%	3,471,717	5,720,496	9,192,213	9,192,213	-	9,192,213	3,390,140	5,045,940	8,436,080	8,436,080	-	8,436,080
Total		353,856,707	17,738,226	371,594,933	17,008,073	5,589,748	22,597,821	332,743,358	14,720,812	347,464,170	15,737,492	6,097,952	21,835,444

													Consolidated
							06/30/21						12/31/2020
		Loan Portfolio					Allowance	Loan Portfolio					Allowance
Risk Level	% Minimum Allowance Required	Current	Past Due (1)	Total (3)	Required	Additional (2)	Total	Current	Past Due (1)	Total (3)	Required	Additional (2)	Total
AA	0,0%	196,663,499	-	196,663,499	-	-	-	174,672,176	-	174,672,176	-	-	-
A	0,5%	134,523,315	581	134,523,896	672,619	1	672,620	136,895,625	-	136,895,625	684,478	331,960	1,016,438
B	1,0%	39,283,151	3,543,497	42,826,648	428,266	150	428,416	37,161,806	2,947,768	40,109,574	401,096	572,154	973,250
C	3,0%	26,468,730	3,618,144	30,086,874	902,606	1,750,423	2,653,029	24,491,130	2,742,311	27,233,441	817,002	1,575,498	2,392,500
D	10,0%	9,116,670	3,243,158	12,359,828	1,235,983	2,072,378	3,308,361	8,768,027	2,459,727	11,227,754	1,122,775	1,927,260	3,050,035
E	30,0%	2,433,238	2,605,708	5,038,946	1,511,684	807,457	2,319,141	2,374,369	2,124,173	4,498,542	1,349,562	704,758	2,054,320
F	50,0%	2,084,378	1,961,386	4,045,764	2,022,882	617,131	2,640,013	1,929,261	1,868,256	3,797,517	1,898,759	578,271	2,477,030
G	70,0%	1,882,893	1,515,866	3,398,759	2,379,131	748,209	3,127,340	1,848,376	1,366,129	3,214,505	2,250,153	848,059	3,098,212
H	100,0%	3,737,123	7,115,970	10,853,093	10,853,093	-	10,853,093	3,661,255	6,344,449	10,005,704	10,005,704	-	10,005,704
Total		416,192,997	23,604,310	439,797,307	20,006,264	5,995,749	26,002,013	391,802,025	19,852,813	411,654,838	18,529,529	6,537,960	25,067,489

(1) Includes due and overdue installments.

(2) The additional provision is constituted mainly based on the expected realization of the loan portfolio, in addition to the minimum required by current regulations.

(3) The total loan portfolio includes the amount of R$ 52,241 (12/31/2020 - R$3,944) in the Bank and R$52,241 (12/31/2020 - R$3,944) in the Consolidated, referring to the adjustment to market value of the operations which are subject to protection, recorded in accordance with article 5 of Circular Letter 3624 of Bacen of December 26, 2013 and which are not included in the note on risk levels (Note 6.b.VI.a).

e) Changes in Allowance for Loan Losses

		Bank		Consolidated
	01/01 to 06/30/2021	01/01 to 06/30/2020	01/01 to 06/30/2021	01/01 to 06/30/2020
Opening Balance	21,835,445	18,661,967	25,067,489	21,408,092
Allowances Recognized	5,936,734	8,657,383	7,064,177	10,362,601
Write-offs	(5,174,358)	(4,902,837)	(6,129,653)	(6,376,303)
Closing Balance	22,597,821	22,416,513	26,002,013	25,394,390
Recoveries Credits	1,322,337	1,006,916	1,498,852	1,223,444

f) Renegotiated Credits

		Bank		Consolidated
	06/30/2020	12/31/2020	06/30/2020	12/31/2020
Renegotiated Credits	18,469,500	18,197,875	22,062,934	22,987,914
Allowance for Loan Losses	(9,853,571)	(9,196,227)	(11,039,635)	(10,411,547)
Percentage of Coverage on Renegotiated Credits	53.4%	50.5%	50.0%	45.3%

g) Loan Portfolio Concentration

				Consolidated
		06/30/2020		12/31/2020
Loan Portfolio and Credit Guarantees (1), Securities (2) and Derivatives Financial Instruments (3)	Risk	%	Risk	%
Largest Debtor	8,596,956	1.6%	6,782,322	1.3%
10 Largest	37,842,237	6.8%	33,571,246	6.5%
20 Largest	59,198,789	10.7%	54,105,883	10.5%
50 Largest	96,235,715	17.4%	89,753,598	17.4%
100 Largest	127,269,474	23.0%	119,028,823	23.1%

(1) Includes installments of credit to builders/developers.

(2) Refers to debentures, promissory notes and certificates of real estate receivables – CRI.

(3) Refers to credit of derivatives risk.

9.     Other Financial Assets

	Bank
	06/30/2021	12/31/2020
	Total	Total
Foreign Exchange Portfolio	49,424,720	91,438,544
Trading and Intermediation of Values	3,413,378	3,824,827
Interbank Accounts	85,685,560	75,810,738
Receipts and Payments Pending Settlement	-	728
Credits for Avals and Sureties Honored	230,317	228,754
Total	138,753,975	171,303,591

	Consolidated
	06/30/2021	12/31/2020
	Total	Total
Foreign Exchange Portfolio	49,424,720	91,438,544
Trading and Intermediation of Values	8,309,461	6,859,624
Interbank Accounts	85,949,120	91,368,033
Receipts and Payments Pending Settlement	-	728
Credits for Avals and Sureties Honored	432,952	51,583
Total	144,116,253	189,718,512

a)     Securities Trading and Intermediation

		Bank		Consolidated
	06/30/2021	12/31/2020	06/30/2021	12/31/2020
Assets
Transactions with Financial Assets and Commodities to be Settled	1,008,634	175,179	5,548,667	3,015,501
Registration and Settlement Boxes	-	2,002	146,249	2,002
Debtors - Pending Settlements Account	22,248	25,078	202,029	197,542
Escrow Deposits	1,487,342	2,915,264	1,491,892	2,919,758
Others	895,153	707,304	920,624	724,821
Total	3,413,378	3,824,827	8,309,461	6,859,624
Liabilities
Transactions with Financial Assets and Commodities to be Settled	486,721	303,266	4,820,520	3,109,306
Registration and Settlement Boxes	5,815	4,976	373,628	160,488
Debtors - Pending Settlements Account	-	-	984,660	672,577
Registration and Settlement Boxes	2	13	103,442	41,213
Commissions and Brokerage Payable	5,127	2,645	6,806	5,005
Others	-	5,040	492,349	5,042
Total	497,665	315,940	6,781,404	3,993,631

10.   Tax Assets and Liabilities

a) Tax Credits

a.1) Nature and Origin of Recorded Deferred Tax Assets

	Origins					Bank
			Balances on			Balances on
	06/30/2021	12/31/2020	12/31/2020	Recognition (4)	Realization	06/30/2021
Allowance for Loan Losses	40,736,215	38,275,701	17,224,066	2,784,119	(1,617,876)	18,390,309
Reserve for Legal and Administrative Proceedings - Civil	4,865,121	4,004,582	1,802,063	849,699	(421,914)	2,229,848
Reserve for Tax Risks and Legal Obligations	3,637,520	3,580,550	1,574,966	38,093	(10,771)	1,602,288
Reserve for Legal and Administrative Proceedings - Labor	5,598,211	5,345,668	2,405,551	491,923	(343,285)	2,554,189
Ágio	118,379	127,511	57,380	740	(4,109)	54,011
Adjustment to Fair Value of Trading Securities and Derivatives (1)	7,031,913	10,501,454	2,208,244	697,436	(1,531,087)	1,374,593
Adjustment to Fair Value of Available-for-sale Securities and Cash Flow Hedge (1)	2,950,290	809,445	197,057	539,184	-	736,241
Accrual for Pension Plan (2)	2,181,474	3,029,853	1,363,434	170,886	(547,202)	987,118
Profit Sharing, Bonuses and Personnel Gratuities	838,792	1,010,089	435,588	394,175	(462,627)	367,136
Other Temporary Provisions (3)	6,664,916	6,661,587	2,898,461	139,576	(59,813)	2,978,224
Total Tax Credits on Temporary Differences	74,622,831	73,346,440	30,166,810	6,105,831	(4,998,684)	31,273,957
Tax Losses and Negative Social Contribution Bases	7,676,349	12,023,746	5,407,013	-	(1,995,435)	3,411,578
Social Contribution Tax - Executive Act 2,158/2001	-	-	175,158	3,130	-	178,288
Balance of Recorded Deferred Tax Assets	82,299,180	85,370,186	35,748,981	6,108,961	(6,994,119)	34,863,823

	Origins					Consolidated
			Balances on			Balances on
	06/30/2021	12/31/2020	12/31/2020	Recognition (4)	Realization	06/30/2021
Allowance for Loan Losses	46,625,120	43,905,956	19,481,029	3,271,842	(1,929,271)	20,823,600
Reserve for Legal and Administrative Proceedings - Civil	5,113,657	4,243,713	1.893,379	892,868	(456,714)	2,329,533
Reserve for Tax Risks and Legal Obligations	5,988,338	5,923,272	2,482,770	54,802	(15.129)	2,522,443
Reserve for Legal and Administrative Proceedings - Labor	5,973,862	5,737,097	2,553,076	510.842	(367,254)	2,696,653
Ágio	118,379	127,511	57,380	740	(4,109)	54,011
Adjustment to Fair Value of Trading Securities and Derivatives (1)	7,048,085	10,559,090	2,215,268	711,985	(1,531,701)	1,395,552
Adjustment to Fair Value of Available-for-sale Securities and Cash Flow Hedge (1)	3,597,076	823,389	255,286	660,085	(4,015)	911,356
Accrual for Pension Plan (2)	2,234,128	3,297,254	1,377,669	174,993	(601,389)	951,273
Profit Sharing, Bonuses and Personnel Gratuities	934,781	1,172,304	492,880	424,097	(514,093)	402,884
Other Temporary Provisions (3)	7,486,462	7,518,331	3,233,165	185,795	(142,287)	3,276,673
Total Tax Credits on Temporary Differences	85,137,893	83,307,953	34,041,902	6,884,049	(5,565,962)	35,363,989
Tax Losses and Negative Social Contribution Bases	7,986,913	12,439,620	5,703,772	5.406	(2,026,985)	3,682,193
Social Contribution Tax - Executive Act 2,158/2001	-	-	175,158	3.131	-	178,289
Balance of Recorded Deferred Tax Assets	93,124,806	95,747,573	39,920,832	6,896,586	(7,592,947)	39,224,471

(1)  Includes tax credits IRPJ, CSLL, PIS and Cofins.

(2)  Includes tax credits IRPJ and CSLL, adjustments on plan benefits to employees as mentioned Note 3.n.

(3)  Composed mainly by administrative provisions nature.

(4)  Includes the effects of the change in the CSLL rate for banks of any kind, in accordance with Constitutional Amendment 103/19.

On June 30, 2021, unrecorded tax credits totaled R$93,444 (12/31/2020 – R$41,418) in the Consolidated.

The accounting record of Deferred Tax Assets in Santander Brasil's financial statements was made at the rates applicable to the expected period of their realization and is based on the projection of future results and on a technical study prepared pursuant to CMN Resolution No. 4,842/2020 and BCB Resolution No. 15.

a.2) Expected Realization of Recorded Tax Credits

						Bank
						30/06/2021
	Temporary Differences			Tax Loss - Carryforwards		Total
Year	IRPJ	CSLL	PIS/COFINS		CSLL 18%	Recorded
2021	1,276,367	1,292,378	70,029	1,120,456	178,288	3,937,518
2022	2,047,699	1,671,086	140,059	2,291,122	-	6,149,966
2023	4,598,854	3,700,670	70,029	-	-	8,369,553
2024	4,216,594	3,384,103	-	-	-	7,600,697
2025	4,370,602	3,439,060	-	-	-	7,809,662
2026 to 2030	503,819	424,196	-	-	-	928,015
Over 2031	38,006	30,406	-	-	-	68,412
Total	17,051,941	13,941,899	280,117	3,411,578	178,288	34,863,823

						Consolidated
						30/06/2021
	Temporary Differences			Tax Loss - Carryforwards		Total
Year	IRPJ	CSLL	PIS/COFINS		CSLL 18%	Recorded
2021	1,615,564	1,546,599	72,463	1,173,371	178,288	4,586,285
2022	2,710,806	2,059,522	144,925	2,353,878	-	7,269,131
2023	5,215,956	4,062,766	72,463	29,331	-	9,380,516
2024	4,556,513	3,578,917	-	24,687	-	8,160,117
2025	4,936,166	3,749,832	-	7,202	-	8,693,200
2026 to 2030	531,158	441,520	-	93,724	-	1,066,402
Over 2031	38,307	30,513	-	-	-	68,820
Total	19,604,470	15,469,669	289,851	3,682,193	178,288	39,224,471

Due to the differences between accounting, tax and corporate criteria, the expected realization of deferred tax assets should not be taken as an indication of the value of future results.

Based on CMN Resolution 4,818/2020 and BCB Resolution 2/2020, Tax Credits must be fully presented in the long term, for balance sheet purposes.

a.3) Present Value of Tax Credits

The present value of deferred tax assets recorded is R$32,734,258 (12/31/2020 - R$33,863,523) in the Bank and R$36,851,243 (12/31/2020 - R$37,749,808) in the Consolidated, calculated from according to the expected realization of temporary differences, tax loss, negative CSLL bases, Social Contribution 18% - MP 2,158/2001 and the average funding rate, projected for the corresponding periods.

b) Other Liabilities - Tax and Social Security

		Bank		Consolidated
	06/12/2021	12/31/2020	06/30/2021	12/31/2020
Deferred Tax Liabilities	2,836,881	4,433,050	3,489,275	5,042,170
Provision for Taxes and Contributions on Income	3,785,419	22,562	4,668,762	214,506
Taxes Payable	993,051	933,223	1,239,928	2,051,704
Total	7,615,352	5,388,835	9,397,965	7,308,380

b.1) Nature and Origin of Deferred Tax Liabilities

	Origins					Bank
			Balances on			Balances on
	06/30/2021	12/31/2020	12/31/2020	Recognition	Realization	06/30/2021
Adjustment to Fair Value of Trading Securities and Derivatives (1)	3,945,939	10,099,545	1,626,237	2,130,642	(3,105,577)	651,302
Adjustment to Fair Value of Available-for-Sale Securities and Cash Flow Hedge (1)	12,457,279	16,595,256	2,672,182	50,271	(666,301)	2,056,152
Excess Depreciation of Leased Assets	21,518	21,619	5,405	-	(25)	5,380
Others	273,513	287,581	129,226	1,151	(6,330)	124,047
Total	16,698,249	27,004,001	4,433,050	2,182,064	(3,778,233)	2,836,881

	Origins					Consolidated
			Balances on			Balances on
	06/30/2021	12/31/2020	31/12/2020	Recognition	Realization	30/06/2021
Adjustment to Fair Value of Trading Securities and Derivatives (1)	4,673,962	10,621,812	1,826,233	2,184,205	(3,110,282)	900,156
Adjustment to Fair Value of Available-for-Sale Securities and Cash Flow Hedge (1)	12,637,555	16,871,322	2,672,182	89,016	(731,233)	2,029,965
Excess Depreciation of Leased Assets	1,344,295	1,287,671	318,336	39,897	(22,223)	336,010
Others	595,948	593,354	225,419	8,899	(11,174)	223,144
Total	19,251,760	29,374,159	5,042,170	2,322,017	(3,874,912)	3,489,275

(1) Includes IRPJ, CSLL, PIS and COFINS

b.2) Expected Realization of Deferred Tax Liabilities

				Bank
				06/30/2021
	Temporary Differences			Total
Year	IRPJ	CSLL	PIS/COFINS	Recorded
2020	335,289	334,381	64,563	734,233
2021	670,577	535,009	129,127	1,334,713
2022	339,604	270,230	64,563	674,397
2023	7,734	5,452	-	13,186
2024	6,838	5,452	-	12,290
2025 a 2027	34,189	27,259	-	61,448
2028 a 2029	3,420	3,194	-	6,614
Total	1,397,651	1,180,977	258,253	2,836,881

				Consolidated
				06/30/2021
	Temporary Differences			Total
Year	IRPJ	CSLL	PIS/COFINS	Recorded
2020	512,426	362,439	67,832	942,697
2021	883,654	580,180	135,664	1,599,498
2022	423,228	296,861	68,171	788,260
2023	44,528	9,945	679	55,152
2024	12,238	6,350	679	19,267
2025 a 2027	42,355	30,607	3,395	76,357
2028 a 2029	4,215	3,489	340	8,044
Total	1,922,644	1,289,871	276,760	3,489,275

c) Income Tax and Social Contribution

		Bank
	01/01 to 06/30/2021	01/01 to 06/30/2020
Income Before Taxes on Income and Profit Sharing	12,691,073	(7,195,087)
Profit Sharing (1)	(858,132)	(880,250)
Income Before Taxes	11,832,941	(8,075,337)
Total Income and Social Contribution Tax at the Rates of 25% and 20%, Respectively (3)	(5,324,823)	3,633,902
Equity in Subsidiaries (2)	881,699	820,000
Nondeductible Expenses, Net of Non-Taxable Income	(471,973)	(8,806)
Exchange Variation - Foreign Branches	(331,097)	8,045,908
Income and Social Contribution Taxes on Temporary Differences and Tax Losses from Previous Exercises	279,051	460,257
Interest on Capital	-	387,000
Other Adjustments Social Contribution Taxes 5% (4)	218,034	56,792
Other Adjustments, Including Profits Provided Abroad	11,246	623,162
Income and Social Contribution Taxes	(4,737,863)	14,018,215
Current Taxes	(4,815,896)	(370,300)
Income tax and social contribution for the year	(4,815,896)	(370,300)
Deferred Taxes	2,073,467	2,646,574
Constitution / realization in the period on temporary additions and exclusions - Result	2,073,467	2,646,574
Use of opening balances of:	(1,995,434)	-
Negative social contribution base	(869,479)	-
Tax loss	(1,125,955)	-
Constitution in the period on:	-	11,741,941
Negative social contribution base	-	5,218,640
Tax loss	-	6,523,301
Total deferred taxes	78,033	14,388,515
Income tax and social contribution	(4,737,863)	14,018,215

		Consolidated
	01/01 to 06/30/2021	01/01 to 06/30/2020
Income Before Taxes on Income and Profit Sharing	13,854,344	(6,229,762)
Profit Sharing (1)	(940,467)	(963,508)
Unrealized Income	358	59,868
Income Before Taxes	12,914,235	(7,133,402)
Total Income and Social Contribution Tax at the Rates of 25% and 20%, Respectively (3)	(5,811,406)	3,210,031
Equity in Subsidiaries (2)	12,855	4,297
Nondeductible Expenses, Net of Non-Taxable Income	(464,739)	4,136
Exchange Variation - Foreign Branches	(331,097)	8,045,908
Income and Social Contribution Taxes on Temporary Differences and Tax Losses from Previous Exercises	304,714	506,223
Interest on Capital	5,490	400,500
Effects of Change in Rate of CSLL (4)	182,495	172,894
Other Adjustments Social Contribution Taxes 5% (3)	269,672	72,496
Other Adjustments, Including Profits Provided Abroad	(94,862)	649,387
Income and Social Contribution Taxes	(5,926,879)	13,065,872
Current Taxes	(6,125,830)	(1,870,704)
Income tax and social contribution for the year	(6,125,830)	(1,870,704)
Deferred Taxes	2,221,272	3,234,454
Constitution / realization in the period on temporary additions and exclusions - Result	2,221,272	3,234,454
Use of opening balances of:	(2,026,985)	(39,819)
Negative social contribution base	(869,479)	(22,122)
Tax loss	(1,157,506)	(17,697)
Constitution in the period on:	4,664	11,741,941
Negative social contribution base	1,163	5,218,640
Tax loss	3,501	6,523,301
Total deferred taxes	198,951	14,936,576
Income tax and social contribution	(5,926,879)	13,065,872

(1) The calculation basis is net income, after income tax and social contribution.

(2) Interest on equity received and receivable is not included in the result of interests in affiliates and subsidiaries.

(3) In 2021 and 2020, the effect of the rate differential for other non-financial and financial companies, whose social contribution rate is 9% and 15%.

(4) Increase in the CSLL rate, as of March 2020, for an indefinite period.

Exchange Hedge of Grand Cayman Agency, Luxembourg Agency

Banco Santander operates branches in the Cayman Islands and Luxembourg, which are used mainly to raise funds in the international capital and financial markets, to provide the Bank with lines of credit that are extended to its customers for financing foreign trade and working capital (Note 12).

To cover exposure to exchange variations, the Bank uses derivatives and funding. Under Brazilian tax rules, gains or losses arising from the impact of the appreciation or devaluation of the Real on foreign investments were not taxable, but as of January 2021 they became taxable or deductible for IR/CSLL purposes, while gains or losses on derivatives used as hedging are taxable or deductible. The purpose of these derivatives is to protect net income after taxes.

Law 14,031, of July 28, 2020, determines that as of January 2021, 50% of the exchange rate variation of investments abroad must be computed in the determination of the taxable income and in the calculation basis of the Social Contribution on Net Income (CSLL) of the investing legal entity domiciled in the country. As of 2022, the exchange variation will be fully computed on the tax bases of IRPJ and CSLL.

The different tax treatment of such exchange differences results in volatility in “Operating Income before Taxation” and in the “Income Taxes” caption. The effects of the operations carried out are shown below, as well as the total effect of the exchange hedge for the semesters ended June 30, 2021 and 2020:

R$	01/01 to 06/30/2021	01/01 to 06/30/2020
Financial Operations
Result generated by the exchange rate variations on the Bank's investment in the Cayman and EFC Agency	(1.944)	19,283,078
Result generated by derivative contracts used as hedge	2.869	(35,436,184)
Tax Expenses
Tax effect of derivative contracts used as hedge - PIS/COFINS	(133)	705,715
Income Tax and Social Contribution
Tax effect of derivative contracts used as hedge - IR/CS	(792)	15,447,391

(1)    Banco Santander maintained an investment in a subsidiary abroad called Santander Brasil, Establecimiento Financiero de Credito, S.A., which was dissolved and liquidated on December 15, 2020.

d)   Tax expenses

		Bank		Consolidated
	01 to 06/30/2021	01/01 to 30/06/2020	01 to 06/30/2021	01/01 to 30/06/2020

COFINS expense	1,288,709	292,951	1,653,170	686,327
ISS expense	309,556	277,598	399,602	358,535
Expenses with PIS	209,415	47,605	279,503	121,395
Others	84,034	100,852	104,353	128,667
Total	1,891,715	719,006	2,436,627	1,294,924

11.   Other Assets

		Bank		Consolidated
	06/30/2021	12/31/2020	06/30/2021	12/31/2020
Notes and Credits Receivable (Note 8.a)
Credit Cards	31,369,593	31,861,356	31,369,593	31,861,356
Receivables (1)	29,446,463	28,706,517	33,403,190	32,476,841
Escrow Deposits for:
Tax Claims	5,694,755	5,756,068	7,418,470	7,507,557
Labor Claims	1,744,794	1,978,893	1,869,445	2,144,435
Others - Civil	1,101,871	1,108,009	1,274,875	1,330,431
Contract Guarantees - Former Controlling Stockholders (Note 19.i)	496	496	496	496
Recoverable Taxes	2,803,703	2,218,922	3,605,480	3,130,301
Reimbursable Payments	127,507	164,809	140,132	223,676
Salary Advances/Others	254,869	120,339	410,129	263,997
Employee Benefit Plan	276,969	291,012	345,715	361,149
Debtors for Purchase of Assets (Note 8.a)	594,101	622,564	648,325	687,565
Receivable from Affiliates	50,249	19,049	41,219	18,195
Income Receivable	2,453,597	2,546,048	2,496,882	2,356,322
Other Values and Assets	1,917,758	1,809,180	2,139,577	2,131,653
Others	1,492,302	1,291,091	2,247,200	3,590,911
Total	79,329,027	74,139,125	87,410,727	83,596,910

(1) It consists of operations with credit assignment characteristics substantially composed of "Confirming" operations with companies subject to credit risk and analysis of loan losses by segment in accordance with the Bank risk policies.

12.   Dependences Information and Foreign Subsidiary

Branches:

Grand Cayman Branch (Cayman Branch)

The Grand Cayman Branch is licensed under the Banking and Trust Company Act and is duly registered as a Foreign Company with the Grand Cayman, Cayman Islands Corporate Registry Officer. The agency, therefore, is duly authorized to carry out banking business in the Cayman Islands, and is currently involved in fundraising business in the international banking and capital market to provide lines of credit to Banco Santander, which are then extended to the Bank's customers. Santander for working capital and foreign trade financing. It also takes deposits in foreign currency from corporate and individual clients and grants credit to Brazilian and foreign clients, primarily to support commercial operations with Brazil.

Luxembourg

On June 9, 2017, Banco Santander obtained authorization from Bacen to set up a branch in Luxembourg, with outstanding capital of US$1 billion, with the objective of complementing the foreign trade strategy for corporate clients (large Brazilian companies and their operations abroad) and offer financial products and services through an offshore entity that is not established in a jurisdiction with favored taxation and that allows the expansion of the funding capacity. The opening of the branch was authorized by the Minister of Finance of Luxembourg on March 5, 2018. On April 3, 2018, after the Cayman Branch's capital was reduced by an equivalent amount, the amount of US$1 billion was allocated to the capital. seconded company from the Luxembourg agency.

Subsidiary:

Banco Santander had a subsidiary in Spain, Santander Brasil, Establecimiento Financiero de Credito, SA (Santander Brasil EFC), to complement the foreign trade strategy for corporate clients (large Brazilian companies and their operations abroad) and offer products and services through an offshore entity that is not established in a tax-favorable jurisdiction.

On November 12, 2020, by decision of its sole partner, the dissolution and liquidation of Santander Brasil, Establecimiento Financiero de Credito, S.A. (which had its corporate name changed to Santander Brasil, S.A.U.) was approved. The capital invested abroad was repatriated in November 2020. The company's dissolution and liquidation deed were registered in the Madrid Registry with effect from December 15, 2020. These activities are now carried out by the Bank's branch in Luxembourg.

The summarized financial positions of the branches and subsidiary abroad, converted at the exchange rate in effect on the balance sheet date included in the financial statements, comprise the following positions (without eliminating transactions with affiliates):

	Grand Cayman Branch (3)		Luxembourg Branch (3)		Santander Brasil EFC (3)
	06/30/2021	12/31/2020	06/30/2021	12/31/2020	06/30/2021	12/31/2020
Assets	172,224,762	160,340,976	55,423,383	37,555,040	-	1,303
Current and Long-term Assets	172,224,762	160,340,976	55,423,383	37,554,771	-	1,303
Cash	19,533,929	10,992,918	1,973,889	1,116,505	-	1,253
Interbank Investments	41,625,362	38,123,942	4,348,301	8,542,030	-	-
Securities and Derivatives Financial Instruments	74,948,865	77,537,745	10,007,798	1,872,724	-	-
Lending Operations (1)	22,999,637	21,216,364	37,103,267	24,813,536	-	-
Foreign Exchange Portfolio	9,052,520	6,800,895	1,472,573	884,473	-	-
Others	4,064,449	5,669,112	517,345	325,503	-	50
Permanent Assets	-	-	210	269	-	-
Liabilities	172,224,762	160,340,976	55,423,383	37,555,040	-	1,303
Current and Long-term Liabilities	122,252,691	108,823,123	48,613,186	30,939,233	-	18
Deposits and Money Market Funding	37,577,381	31,461,468	5,670,582	4,161,763	-	-
Funds from Acceptance and Issuance of Securities	19,548,462	19,454,058	20,657,178	10,784,221	-	-
Debt Instruments Eligible to Compose Capital	12,626,300	13,119,659	-	-	-	-
Borrowings (2)	31,632,826	26,090,092	18,936,700	14,070,809	-	-
Foreign Exchange Portfolio	8,985,127	6,869,559	1,473,105	908,932	-	-
Others	11,882,595	11,828,287	1,875,621	1,013,508	-	18
Deferred Income	501	171	11,562	13,339	-	-
Stockholders' Equity	49,971,570	51,517,682	6,798,635	6,602,468	-	1,285

	01/01 to 06/30/2021	01/01 to 06/30/2020	01/01 to 06/30/2021	01/01 to 06/30/2020	01/01 to 06/30/2021	01/01 to 06/30/2020
Net Income	1,210,345	1,948,999	369,291	426,564	-	(22,285)

(1)  Refers mainly to lending and export financing operations.

(2)  Borrowings abroad regarding financing lines to exports and imports and other lines of credit.

(3)  The functional currency is Real.

13.   Investments in Affiliates and Subsidiaries Subsidiary

		Quantity of Shares or Quotas Owned (in Thousands)
Investments	Activity	Common Shares and Quotas	Preferred Shares	Direct Participation	Participation
Controlled by Bank Santander
Atual Serviços de Recuperação de Créditos e Meios Digitais S.A.	Recuperação de Créditos Inadimplidos	1,952,036	-	100.00%	100.00%
Aymoré Crédito, Financiamento e Investimento S.A. (Aymoré CFI)	Financial	2,877	-	100.00%	100.00%
Bank RCI Brasil S.A.	Bank	81	81	39.89%	39.89%
BEN Benefícios e Serviços S.A. (BEN Benefícios)	Other Activities	90,000	-	100.00%	100.00%
Esfera Fidelidade S.A.	Other Activities	10,001	-	100.00%	100.00%
GIRA - Gestão Integrada de Recebíveis do Agronegócio S.A.	Tecnology	381	-	80.00%	80.00%
Rojo Entretenimento S.A.	Other Activities	7,417	-	94.60%	94.60%
Sanb Promotora de Vendas e Cobrança Ltda.	Other Activities	6,950	-	100.00%	100.00%
Sancap Investimentos e Participações S.A. (Sancap)	Holding	23,538,159	-	100.00%	100.00%
Santander Brasil Administradora de Consórcio Ltda. (Santander Brasil Consórcio)	Buying Club	436,441	-	100.00%	100.00%
Santander Brasil Tecnologia S.A.	Tecnology	45,371	-	100.00%	100.00%
Santander CCVM	Broker	14,067,640	14.067.640	99.99%	100.00%
Santander Corretora de Seguros, Investimentos e Serviços S.A. (Santander Corretora de Seguros)	Other Activities	7,184	-	100.00%	100.00%
Santander Holding Imobiliária S.A.	Holding	481,196	-	100.00%	100.00%
Santander Leasing S.A. Arrendamento Mercantil (Santander Leasing)	Leasing	164	-	78.58%	100.00%
Santander Tecnologia e Inovação Ltda.	Other Activities	5,045	-	100.00%	100.00%
Paytec Tecnologia em Pagamentos Ltda.	Other Activities	9,100		100.00%	100.00%
Toque Fale Serviços de Telemarketing Ltda. (Toque Fale)	Other Activities	75,050	-	100.00%	100.00%
Controlled by Aymoré CFI
Bank PSA	Bank	105	-	-	50.00%
Bank Hyundai Capital Brasil S.A.	Bank	150,000	-	-	50.00%
Controlled by Santander Leasing
Bank Bandepe S.A.	Bank	3,589	-	100.00%	100.00%
PI Distribuidora de Títulos e Valores Mobiliários S.A.	Leasing	278	-	-	100.00%
Controlled by Sancap
Santander Capitalização S.A. (Santander Capitalização)	Capitalization	64,615	-	-	100.00%
Evidence Previdência S.A.	Private Pension	42,819,564	-	-	100.00%
Controlled by Santander Holding Imobiliária S.A.
Summer Empreendimentos Ltda.	Other Activities	17,084	-	-	100.00%
Controlled by Atual Serviços de Recuperação de Créditos e Meios Digitais S.A.
Return Capital Serviços de Recuperação de Créditos S.A.	Collection and Recover of Credit Management	200	-	-	100.00%
Controlled by Paytec Tecnologia em Pagamentos Ltda..
Paytec Logística e Armazém Ltda.	Other Activities	100	-	-	100.00%
Controlled by Return Capital Serviços de Recuperação de Créditos S.A. (current name of Ipanema Empreendimentos e Participações S.A.)
Return Gestão de Recursos S.A. (atual denominação social da Gestora de Investimentos Ipanema S.A.)	Resources Management	11	-	-	100.00%
Controlled by PI DIstribuidora de Títulos e Valores Mobiliários S.A.
Toro Corretora de Títulos e Valores Mobiliários Ltda.	Broker	19,140		-	60.00%
Jointly Controlled Companies by Sancap
Santander Auto S.A.	Other Activities	22,452	-	-	50.00%

		Quantity of Shares or Quotas Owned (in Thousands)
Investments	Activity	Common Shares and Quotas	Preferred Shares	Direct Participation	Participation
Jointly Controlled Companies by Banco Santander
Estruturadora Brasileira de Projetos S.A. - EBP (EBP)	Other Activities	3,859	2,953	11.11%	11.11%
Gestora de Inteligência de Crédito S.A. (Gestora de Crédito)	Credit Bureau	3,560	3,560	20.00%	20.00%
Campo Grande Empreendimentos Ltda.	Other Activities	255	-	25.32%	25.32%
Jointly Controlled Companies by Santander Corretora de Seguros
Webmotors S.A.	Other Activities	425,126,827	-	-	70.00%
TecBan - Tecnologia Bancária S.A. (TecBan)	Other Activities	743,944	68,771	-	18.98%
PSA Corretora de Seguros e Serviços Ltda. (PSA Corretora de Seguros)	Insurance Broker	450	-	-	50.00%
Hyundai Corretora de Seguros Ltda.	Insurance Broker	1,000	-	-	50.00%
Controlled by Webmotors S.A.
Loop Gestão de Pátios S.A. (Loop)	Other Activities	23,243	-	-	51.00%
Controlled by TecBan
Tbnet Comércio, Locação e Administração Ltda. (Tbnet)	Other Activities	540,631	-	-	100.00%
Controlled by Tebnet
Tbforte Segurança e Transporte de Valores Ltda. (Tbforte)	Other Activities	517,505	-	-	100.00%

Investment Funds Consolidated

•         Santander Investment Fund Amazonas Multimarket Private Credit for Investment Abroad (Santander FI Amazonas);

•         Santander Investment Fund Diamantina Multimercado Private Credit for Investment Abroad (Santander FI Diamantina);

•         Santander Investment Fund Guarujá Multimarket Private Credit for Investment Abroad (Santander FI Guarujá);

•         Santander Unix Multimercado Credit Privado Investment Fund (Santander FI Unix);

•         Santander Investment Fund SBAC Referenced DI Credit Privado (Santander FI SBAC);

•         Santander Paraty QIF PLC (Santander Paraty) (4);

•         Sale of Credit Rights Investment Fund Vehicles (Sale of FIDC Vehicles) (1);

•         RN Brasil Credit Rights Investment Fund - Vehicle Financing (FI RN Brasil - Vehicle Financing) (2);

•         Prime 16 – Real Estate Investment Fund (current denomination of BRL V - Real Estate Investment Fund - FII) (3);

•         Santander FI Hedge Strategies Fund (Santander FI Hedge Strategies) (4);

•         NPL Ipanema VI Multisegment Credit Rights Investment Fund - Non-Standardized (Ipanema NPL VI Investment Fund) (5);

•         Santander Hermes Multimercado Private Credit Infrastructure Investment Fund;

•         Wholesale Credit Rights Investment Fund – Non-Standardized (6);

•         Atual - Multimarket Investment Fund for Private Investment abroad (7); and

•         Verbena FCVS - Credit Rights Investment Fund (8).

(1) Renault automaker (an entity not belonging to the Santander Conglomerate) sells its trade bills to the Fund. This Fund exclusively purchases Renault automaker duplicates. In turn, Banco RCI Brasil S.A. holds 100% of its subordinated shares.

(2) Banco RCI Brasil S.A. sells receivables (CDC Portfolio) to FI RN Brasil - Vehicle Financing. Senior shares have only one investor. Banco RCI Brasil S.A. holds 100% of the subordinated shares.

(3) Banco Santander was the creditor of certain overdue credit operations that had real estate as collateral. The operation to recover these credits consists in the contribution of properties as guarantee to the capital of the Real Estate Investment Fund and the consequent transfer of the Fund's shares to Banco Santander, upon payment of the aforementioned credit operations.

(4) Banco Santander, through its subsidiaries, holds the risks and benefits of Santander Paraty and the Subfund Santander FI Hedge Strategies, based in Ireland, and both are fully consolidated in its Consolidated Financial Statements. Santander Paraty does not have its own equity position, and all records come from the financial position of Santander FI Hedge Strategies.

(5) Refers to a structure where Banco Santander sold certain credit operations, which had already been transferred to losses (operations overdue for more than 360 days) to this fund. Atual Serviços de Recovery de Credits e Meios Digitais S.A. (current company name of Atual Companhia Securitizadora de Créditos Financeiros), a company controlled by Banco Santander, holds 100% of the shares in this fund.

(6) This fund was consolidated in June 2019 and is controlled through Atual Serviços de Recovery de Créditos e Meios Digitais S.A.

(7) This fund started to be consolidated in August 2020 and is controlled by Atual Serviços de Recuperação de Créditos e Meios Digitais S.A.

(8) This fund was consolidated in February 2021, controlled by Banco Santander, which holds 100% of the shares in this fund.

b)    Investment Composition

						Bank
	Adjusted Stockholders' Equity	Net Income (Loss) Adjusted	Investments Value		Equity Accounting Results
	06/30/2021	01/01 to 06/30/2021	06/30/2021	12/31/2020	06/30/2021	01/01 to 06/30/2020
Controlled by Banco Santander
Santander Leasing	11,207,457	112,689	11,207,460	4,583,567	96,061	77,641
Banco Bandepe S.A.	-	-	-	5,369,488	36,530	35,067
Santander Brasil EFC	-	-	-	41,636	(35,574)	141,009
Santander Corretora de Seguros	4,061,848	491,782	4,066,857	3,575,295	491,782	309,650
Getnet S.A.	-	-	-	2,071,772	56,220	166,899
Goodwill on the acquisition of residual interest of Getnet S.A.	-	-	-	949,173	-	-
Atual Serviços de Recuperação de Créditos e Meios Digitais S.A.	2,392,612	34,018	2,374,075	1,740,057	34,018	33,557
Aymoré CFI	2,272,304	730,031	2,272,304	1,542,259	730,031	400,744
Sancap	982,727	155,311	982,727	1,041,810	155,311	58,700
Sanb Promotora de Vendas e Cobranças LTDA.	4,493	(5,929)	4,493	-	(5,929)	154,380
Bosan S.A	-	-	-	-	-	95,350
Santander CCVM	778,912	49,155	778,910	731,344	49,155	51,750
Banco RCI Brasil S.A.	1,589,701	90,207	634,146	560,648	35,984	39,871
Santander Brasil Consórcio	838,308	161,113	838,308	677,195	161,113	109,560
Outros	-	-	-	1,252,546	-	148,045
Santander Holding Imobiliária S.A.	384,659	(488)	384,659	-	(488)	-
Santander Brasil Tecnologia S.A.	194,993	802	196,442	-	802	-
Rojo Entretenimento S.A.	128,617	(2,623)	121,672	-	(2,481)	-
Super Pagamentos	-	-	-	-	-	-
BEN Benefícios	70,471	(782)	70,471	-	(782)	-
Esfera Fidelidade S.A.	529,903	162,977	529,903	-	162,977	-
SX Negócios Ltda.	70,564	7,412	70,564	-	7,412	-
Jointly Controlled Companies Directly and Indirectly by Banco Santander	-	-	-	-	-
EBP	11,323	(134)	1,258	-	(15)	-
Gestora de Crédito	107,356	(36,044)	21,471	-	(7,209)	-
GIRA - Gestão Integrada de Recebíveis do Agronegócio S.A.	8,474	(1,708)	6,699	-	(1,463)	-
Santander Tecnologia e Inovação Ltda.	4,405	(5,694)	4,405	-	(5,694)	-
Paytec Tecnologia em Pagamentos Ltda.	17,780	1,572	17,227	-	1,572	-
Campo Grande Empreendimentos Ltda.	-	-	255	-	-	-
Others				-	-	-
Goodwill - GIRA	-	-	9,838	-	-	-
Goodwill - Paytec	-	-	14,335	-	-	-
Outras	-	-	101	-	-	-
Total			24,608,580	24,136,790	1,959,333	1,822,223

						Consolidated
	Adjusted Stockholders' Equity	Net Income (Loss) Adjusted	Investments Value		Equity Accounting Results
	06/30/2021	01/01 to 06/30/2021	06/30/2021	12/31/2020	06/30/2021	01/01 to 06/30/2020
Jointly Controlled Companies Directly and Indirectly by Banco Santander
TecBan	803,083	150,163	152,425	123,924	28,501	4,911
Gestora de Crédito	107,356	(36,044)	21,471	28,680	(7,209)	(9,080)
Webmotors S.A.	260,476	24,385	182,333	146,822	17,070	15,070
Norchem Holdings	-	-	-	-	-	(49)
Norchem Participações	-	-	-	-	-	267
EBP	11,323	(134)	1,258	1,273	(15)	16
Santander Auto	35,799	4,334	17,900	15,775	2,167	(1,689)
Hyundai Corretora de Seguros Ltda.	2,354	265	1,177	1,044	133	(21)
PSA Corretora	869	(211)	435	767	(106)	123
Outras	-	-	256	(6,433)	(11,975)	-
Goodwill on the acquisition of 100% of Santander Brasil Tecnologia S.A.			-	255	-	-
Campo Grande Empreendimentos Ltda.			255	5,010	-	-
Outras			1	1	(11,975)	-
Total			377,255	311,852	28,566	9,548

c)     Corporate Restructuring

During the semester ended June 30, 2021 and the year ended December 31, 2020, several corporate movements were implemented with the aim of reorganizing the operations and activities of the entities in accordance with the business plan of Banco Santander (Brasil) SA (“Banco Santander”, “Santander Brasil” or “Company”):

i) Acquisition of Equity Interest in Solutions 4 Fleet Consultoria Empresarial Ltda.

On July 13, 2021, Aymoré Crédito, Financiamento e Investimento S.A. (“Aymoré”), celebrated with the partners of Solution 4 Fleet Consultoria Empresarial Ltda. (“Solutions4Fleet”), certain Investment Agreement and Share Purchase and Sale Agreement, by which, once the transaction is carried out, Aymoré will hold 80% of the capital stock of Solution4Fleet (“Transaction”). Solution4Fleet is specialized in structuring vehicle rental and subscription businesses – long-term rental for individuals. The execution of the Transaction will be subject to the execution of the definitive instruments and the implementation of certain usual conditions in this type of transaction, including the applicable regulatory approvals.

ii) Acquisition of Equity Interest in Car10 Tecnologia e Informação S.A. and Pag10 Fomento Mercantil Eireli.

On July 13, 2021, Webmotors S.A. (“Webmotors”), celebrated with the partners of Car10 Tecnologia e Informação S.A. (“Car10 Tecnologia”) and Pag10 Fomento Mercantil Eireli. (“Pag10” and, together with Car10 Tecnologia, “Car10”), certain Investment Agreement and Share Purchase and Sale, by which, once the transaction is carried out, Webmotors will hold approximately 66.7% of the share capital of Car10 Tecnologia, which, in turn, is the sole holder of Pag10 (“Transaction”). Car10 acts as a marketplace that brings together more than 7,000 service providers such as workshops and autocenters; auto body and Paint; and cleaning and sanitizing, as well as emergency assistance and towing. The execution of the Transaction will be subject to the execution of the definitive instruments and the implementation of certain usual conditions in this type of transaction, including the applicable regulatory approvals.

iii) Acquisition of Equity Interest in Monetus Investimentos Ltda. and Monetus Corretora de Seguros Ltda.

On June 15, 2021, Pi Distribuidora de Títulos e Valores Mobiliários SA (“Pi”), Toro Corretora de Títulos e Valores Mobiliários SA (“Toro CTVM”), and Toro Investimentos SA (“Toro Investimentos” and, together, with Toro CTVM, “Toro”) entered into, with the partners of Monetus Investimentos Ltda., and Monetus Corretora de Seguros Ltda. (jointly “Monetus”), investment agreement and other covenants, whereby, once the transaction is carried out, Toro Investimentos will hold 100% of the capital stock of Monetus (“Transaction”). Monetus, originally from Belo Horizonte, carries out its activities through an automated investment application based on objectives, after considering the client's needs and risk profile, the application automatically creates, executes and tracks a diversified and personalized investment strategy that use the platform to undertake and serve customers in the best way. The execution of the Transaction will be subject to the execution of the definitive instruments and the implementation of certain usual conditions in this type of transaction, including the applicable regulatory approvals.

iv) Acquisition of Equity Interest in Mobills Labs Soluções em Tecnologia Ltda. and Mob Soluções em Tecnologia Ltda.

On June 15, 2021, Pi Distribuidora de Títulos e Valores Mobiliários SA (“Pi”), Toro Corretora de Títulos e Valores Mobiliários SA (“Toro CTVM”), and Toro Investimentos SA (“Toro Investimentos” and, together, with Toro CTVM, “Toro”) entered into, with the partners of Mobills Labs Soluções em Tecnologia Ltda., and Mob Soluções em Tecnologia Ltda (together “Mobills”), an investment agreement and other covenants, by which, once effective In the transaction, Toro Investimentos will hold 100% of the capital stock of Mobills (“Transaction”). Based in Ceará, Mobills has a variety of financial applications that have a large user base, especially related to financial planning. The execution of the Transaction will be subject to the execution of the definitive instruments and the implementation of certain usual conditions in this type of transaction, including the applicable regulatory approvals.

v) Corporate reorganization Santander Leasing S.A. Arrendamento Mercantil and Banco Bandepe S.A.

On May 11, 2021, Banco Santander (Brasil) SA (“Banco Santander”) and Banco Bandepe SA (“Bandepe”) entered into a Share Purchase Agreement through which Banco Santander acquired the entire interest shareholding held by Bandepe in Santander Leasing SA Arrendamento Mercantil (“Santander Leasing”), which corresponds to 21.42%. In this operation, Banco Santander became the sole shareholder of Santander Leasing. On May 27, 2021, the merger of all the shares of Bandepe by Santander Leasing was resolved, in order to convert Bandepe into a wholly owned subsidiary of Santander Leasing (“Incorporation of Shares”). The Merger of Shares resulted in an increase in the capital stock of Santander Leasing of R$ 5,365,189,080.65 (five billion, three hundred and sixty-five million, one hundred and eighty-nine thousand, eighty reais and sixty-five cents), in reason for the merger of shares issued by Banco Bandepe held by Banco Santander.

vi) Partial spin-off and segregation of Getnet Acquiring and Services for Payment Means S.A.

After the approval of the studies and favorable proposal of the Board of Directors of Santander Brasil, on March 31, 2021, the shareholders of Santander Brasil approved the partial spin-off of Santander Brasil, for the segregation of shares owned by them issued by Getnet Acquirência e Serviços for Meios de Pagamentos SA (“Getnet”), with a version of the split portion for Getnet itself. Upon completion of the spin-off, the shareholders of Santander Brasil will become direct shareholders of Getnet in proportion to their participation in the capital of Santander Brasil and the shares and Units of Santander Brasil will be traded with the right to receive the shares and Units of issue of Getnet.

As a result of the Spin-off, Santander Brasil's share capital was reduced by a total amount of R$2,000,000 (two billion reais), without the cancellation of shares, changing Santander Brasil's share capital from R$57,000,000 (fifty-seven billion reais) to R$55,000,000 (fifty-five billion reais).

vii) Signing of an agreement for the Acquisition of Paytec Tecnologia em Pagamentos Ltda. and Paytec Logística e Armazém EIRELI

On December 8, 2020, Banco Santander celebrated, with the partners and owners of Paytec Tecnologia em Pagamentos Ltda. and Paytec Logística and Armazém Eireli (together “Paytec”), a share purchase and sale agreement, transfer of ownership and other covenants, whereby, once the transaction is carried out, it will hold 100% of the share capital of Paytec. Paytec acts as a logistics operator with national coverage and focused on the payments market. After approval of the transaction by the Central Bank of Brazil, the transaction was carried out on March 12, 2021, with Banco Santander now holding 100% of the share capital of the Paytec companies.

viii) Dissolution and liquidation of Santander Brasil, Establecimiento Financiero de Credito, S.A.

On November 12, 2020, by decision of its sole partner, the dissolution and liquidation of Santander Brasil, Establecimiento Financiero de Credito, S.A. (which had its corporate name changed to Santander Brasil, SAU), an offshore entity headquartered in Spain, fully owned by Banco Santander Brasil, which acted to complement the foreign trade strategy for corporate clients (large Brazilian companies and their operations abroad) and to offer financial products and services. The capital invested abroad was repatriated in November 2020. The company's dissolution and liquidation deed was registered in the Madrid Registry with effect from December 15, 2020. These activities are now carried out by the Bank's branch in Luxembourg.

ix) Disposal of Investments in Norchem Holding e Negócios S.A. and Norchem Participações e Consultoria S.A.

On October 8, 2020, Banco Santander (Brasil) SA withdrew from the shareholder structure of Norchem Participações e Consultoria SA (NPC) and Norchem Holding e Negócios SA (NHN), upon capital reduction in the amounts of R$19,950 and R$14,770, respectively, and consequent cancellation of shares held by Banco Santander (Brasil) S.A.

x) Acquisition of Equity Interest in Toro Controle

On September 29, 2020, Pi Distribuidora de Títulos e Investimentos SA (“Pi”), which is indirectly controlled by Banco Santander, entered into an investment agreement with the shareholders of Toro Controle e Participações SA (“Toro Controle”) and other covenants. Toro Controle had been a holding company that, ultimately, had controlled Toro Corretora de Títulos e Valores Mobiliários Ltda. (“Toro CTVM”) and Toro Investimentos S.A. (“Toro Investimentos” and, together, “Toro”). Toro is an investment platform founded in Belo Horizonte in 2010. In 2018, it received the necessary authorizations and started its operation as a securities brokerage aimed at the retail public. After compliance with all applicable conditions precedent, including approval by the Central Bank of Brazil, the transaction was carried out on April 30, 2021, with the acquisition of shares representing 60% of the capital stock of Toro Controle and its immediate incorporation by Toro CTVM, so that Pi became the direct holder of the equivalent of 60% of the share capital of Toro CTVM which, in turn, holds 100% of the share capital of Toro Investimentos.

xi) Signing of an Agreement for the Acquisition of Equity Interest in Gira – Gestão Integrada de Recebíveis do Agronegócio S.A.

On August 11, 2020, Banco Santander signed a share purchase and sale agreement and other agreements with the shareholders of Gira – Gestão Integrada de Recebíveis Agronegócio S.A. Gira is a technology company that operates in the management of agribusiness receivables and has a robust technological platform, capable of adding greater security to agricultural credit operations. Upon compliance with the conditions established in the contract, in particular the applicable regulatory approvals, the parties formalized the definitive instruments on January 8, 2021. With the completion of the transaction, Banco Santander now holds 80% of Gira's share capital.

xii) Acquisition of direct equity interest in Toque Fale Serviços de Telemarketing LTDA.

On March 24, 2020, the Bank acquired the shares representing the entire share capital of Toque Fale Serviços de Telemarketing LTDA. ("Toque Fale") for the amount of R$1,099 million, corresponding to the equity value of the shares on February 29, 2020, previously held by Getnet Acquiring and Services for Means of Payment SA and Auttar HUT Processamento de Dados LTDA. As a result, the Bank became a direct shareholder of Toque Fale and holder of 100% of its capital.

xiii) Disposal of the equity interest held in Super Pagamentos e Administração de Meios Eletrônicos S.A.

On February 28, 2020, the equity interest held in Super Pagamentos e Administração de Meios Eletrônicos SA was sold to Superdigital Holding Company, SL, a company indirectly controlled by Banco Santander, S.A., of the shares representing the totality of the share capital of Super Payments and Administration of Meios Eletrônicos SA (“Superdigital”) for the amount of R$270 million. As a result, the Bank is no longer a shareholder of Superdigital.

xiv) Acquisition of Summer Empreendimentos Ltda.

On May 14, 2019, Banco Santander (Brasil) S.A. and its wholly owned subsidiary Santander Holding Imobiliária S.A. (“SHI”) entered into a binding document with the partners of Summer Empreendimentos Ltda. (“Summer”) establishing the terms of the negotiation of purchase and sale of shares representing the entirety of Summer's capital stock. The acquisition was approved by BACEN on September 16, 2019 and concluded on September 20, 2019, so that SHI now holds 99.999% and Banco Santander 0.001% of the shares representing Summer's capital stock. Due to the Entity's short-term sale plan, Summer was initially recorded as a Non-Current Asset Held by Sale, at its cost value. In June 2020, with the non-implementation of the established plan, Summer became part of the scope of Banco Santander's Consolidated Financial Statements.

xv) Sale option of interest in Banco Olé Consignado S.A. and merger of Banco Olé Consignado S.A. and Bosan Participações S.A.

On March 14, 2019, the minority shareholder of Banco Olé Consignado SA (“Banco Olé”) formalized its interest in exercising the put option provided for in the Investment Agreement, entered into on July 30, 2014, for the sale of its interest in 40% in the share capital of Olé Consigned to Banco Santander (Brasil) SA (“Banco Santander”).

On December 20, 2019, the parties entered into a binding agreement for the acquisition, by Banco Santander, of all shares issued by Bosan Participações SA (holding whose only asset are shares representing 40% of Banco Olé's share capital), for the amount total of R$1.6 billion (“Transaction”), to be paid on the closing date of the Transaction.

On January 31, 2020, the Bank and the shareholders of Bosan Participações SA (“Bosan”) concluded the definitive agreement and signed the purchase and sale agreement for 100% of the shares issued by Bosan, through the transfer of Bosan's shares to Bank and payment to sellers in the total amount of R$1,608,772. As a result, Banco Santander became, directly and indirectly, the holder of 100% of the shares of Banco Olé.

On August 31, 2020, Banco Santander shareholders approved the merger by the Bank of Banco Olé Consignado S.A. and Bosan Participações S.A. The mergers did not result in an increase in the capital of Santander Brasil.

14.   Fixed Assets

				Bank
			06/30/2021	12/31/2020
	Cost	Depreciation	Net	Net
Real Estate	2,450,519	(880,755)	1,569,764	1,595,073
Land	639,662	-	639,662	640,650
Buildings	1,810,857	(880,755)	930,102	954,423
Others Fixed Assets	12,659,345	(8,358,603)	4,300,742	4,507,465
Installations, Furniture and Equipment	4,991,438	(3,068,715)	1,922,723	1,999,855
Data Processing Equipment	2,344,495	(1,438,557)	905,938	926,251
Leasehold Improvements	4,364,124	(3,089,972)	1,274,152	1,359,694
Security and Communication Equipment	654,521	(512,215)	142,306	171,178
Others	304,767	(249,144)	55,623	50,486
Total	15,109,864	(9,239,358)	5,870,506	6,102,538

				Consolidated
			06/30/2021	12/31/2020
	Cost	Depreciation	Net	Net
Real Estate	2,751,498	(909,268)	1,842,230	1,841,529
Land	753,944	-	753,944	715,969
Buildings	1,997,554	(909,268)	1,088,286	1,125,560
Others Fixed Assets	12,836,593	(8,487,312)	4,349,281	5,205,157
Installations, Furniture and Equipment	5,017,374	(3,091,962)	1,925,412	2,088,388
Data Processing Equipment	2,400,747	(1,475,832)	924,915	1,054,923
Leasehold Improvements	4,427,628	(3,152,378)	1,275,250	1,398,841
Security and Communication Equipment	659,190	(515,397)	143,793	586,394
Others	331,654	(251,743)	79,911	76,610
Total	15,588,091	(9,396,580)	6,191,511	7,046,686

15.   Intangibles

				Bank
			06/30/2021	12/31/2020
	Cost	Amortization	Net	Net
Goodwill on Acquired Companies	27,236,896	(26,425,022)	811,874	1,876,197
Other Intangible Assets	9,811,735	(5,782,826)	4,028,909	4,220,582
Acquisition and Development of Software	5,875,227	(3,738,974)	2,136,253	2,100,607
Exclusivity Contracts for Provision of Banking Services	3,763,130	(2,015,762)	1,747,368	1,964,771
Others	173,378	(28,090)	145,288	155,203
Total	37,048,631	(32,207,848)	4,840,783	6,096,779

				Consolidated
			06/30/2021	12/31/2020
	Cost	Amortization	Net	Net
Goodwill on Acquired Companies	27,886,642	(26,606,621)	1,280,021	2,018,698
Other Intangible Assets	10,095,887	(5,985,937)	4,109,950	4,452,919
Acquisition and Development of Software	6,080,193	(3,901,137)	2,179,056	2,313,156
Exclusivity Contracts for Provision of Banking Services	3,763,130	(2,015,762)	1,747,368	1,964,771
Others	252,564	(69,038)	183,526	174,992
Total	37,982,529	(32,592,558)	5,389,971	6,471,617
(*) For the semester ended June 30, 2021, there was no impairment.

16.   Funding

a)     Opening of Equity Accounts

						Bank
					06/30/2021	12/31/2020
	Without Maturity	Up to 3 Months	From 3 to 12 Months	Over 12 Months	Total	Total
Deposits	107,590,814	104,767,203	89,614,389	99,457,786	401,430,192	392,471,480
Demand Deposits	42,765,980	-	-	-	42,765,980	42,236,911
Savings Deposits	64,748,382	-	-	-	64,748,382	63,306,504
Interbank Deposits	-	2,870,755	2,054,129	135,939	5,060,823	5,003,476
Time Deposits (1)	76,452	101,896,448	87,560,260	99,321,847	288,855,007	281,924,587
Other Deposits	-	-	-	-	-	2
Money Market Funding	-	99,466,141	5,658,294	22,302,313	127,426,748	159,971,460
Own Portfolio	-	93,715,001	1,654,086	2,029	95,371,116	101,687,723
Government Securities	-	82,681,972	1,623,490	-	84,305,462	90,892,803
Debt Securities in Issue	-	2,274	-	-	2,274	824
Others	-	11,030,755	30,596	2,029	11,063,380	10,794,096
Third Parties	-	5,500,563	-	-	5,500,563	6,283,007
Linked to Trading Portfolio Operations	-	250,577	4,004,208	22,300,284	26,555,069	52,000,730
Funds from Acceptance and Issuance of Securities	-	5,282,217	23,065,200	67,901,394	96,248,811	87,059,806
Exchange Acceptance Resources	-	-	-	-	-	101,493
Real Estate Credit Notes, Mortgage Notes, Credit and Similar Notes	-	3,684,566	15,908,689	38,487,411	58,080,666	54,340,629
Real Estate Credit Notes - LCI (1)	-	1,952,618	5,715,402	17,191,869	24,859,889	25,710,531
Agribusiness Credit Notes - LCA	-	1,548,838	5,319,231	7,657,973	14,526,042	14,746,831
Treasury Bills - LF (2)	-	183,110	4,131,696	12,974,997	17,289,803	12,749,911
Guaranteed Real Estate Credit Notes - LIG (3)	-	-	742,360	662,572	1,404,932	1,133,356
Securities Issued Abroad	-	1,329,107	6,634,680	27,757,057	35,720,844	30,233,240
Funding by Structured Operations Certificates	-	268,544	521,831	1,656,926	2,447,301	2,384,444
Borrowings and Onlendings	-	38,300,445	103,071,177	5,932,318	147,203,940	67,720,151
Foreign Borrowings	-	16,694,582	49,298,935	1,673,704	67,667,221	54,971,763
Import and Export Financing Lines	-	14,714,887	37,947,965	536,432	53,199,284	54,971,763
Other Credit Lines	-	1,979,695	11,350,970	1,137,272	14,467,937	-
Domestic Onlendings	-	4,811,281	4,473,307	2,584,910	11,869,498	12,748,388
Total	107,590,814	247,716,006	221,409,060	195,593,811	772,309,691	707,222,897

						Consolidated
					06/30/2021	12/31/2020
	Without Maturity	Up to 3 Months	From 3 to 12 Months	Over 12 Months	Total	Total
Deposits	107,001,980	102,424,713	87,878,511	101,282,383	398,587,587	390,051,798
Demand Deposits	42,177,146	-	-	-	42,177,146	41,821,289
Savings Deposits	64,748,382	-	-	-	64,748,382	63,306,504
Interbank Deposits	-	2,186,922	938,254	2,155,994	5,281,170	5,145,425
Time Deposits (1)	76,452	100,237,791	86,940,257	99,126,389	286,380,889	279,778,578
Other Deposits	-	-	-	-	-	2
Money Market Funding	-	95,896,345	5,248,209	22,302,313	123,446,867	154,997,017
Own Portfolio	-	90,145,205	1,244,001	2,029	91,391,235	96,713,280
Government Securities	-	79,112,176	1,213,405	-	80,325,581	85,918,360
Debt Securities in Issue	-	2,274	-	-	2,274	824
Others	-	11,030,755	30,596	2,029	11,063,380	10,794,096
Third Parties	-	5,500,563	-	-	5,500,563	6,283,007
Linked to Trading Portfolio Operations	-	250,577	4,004,208	22,300,284	26,555,069	52,000,730
Funds from Acceptance and Issuance of Securities	-	5,066,866	19,886,981	51,304,266	76,258,113	70,627,767
Exchange Acceptances	-	96,883	301,412	879,989	1,278,284	1,175,794
Real Estate Credit Notes, Mortgage Notes, Credit and Similar Notes	-	4,186,109	16,354,950	40,969,124	61,510,183	57,668,252
Real Estate Credit Notes - LCI (1)	-	1,952,618	5,715,402	17,191,871	24,859,891	25,710,531
Agribusiness Credit Notes - LCA	-	1,548,838	5,319,231	7,657,972	14,526,041	14,746,831
Treasury Bills - LF (2)	-	684,653	4,577,957	15,456,709	20,719,319	16,077,534
Guaranteed Real Estate Credit Notes - LIG (3)	-	-	742,360	662,572	1,404,932	1,133,356
Securities Issued Abroad	-	515,330	2,708,788	7,798,227	11,022,345	9,399,277
Funding by Structured Operations Certificates	-	268,544	521,831	1,656,926	2,447,301	2,384,444
Borrowings and Onlendings	-	38,200,445	103,071,177	5,923,318	147,203,940	67,759,950
Domestic Borrowings	-	-	-	-	-	39,799
Foreign Borrowings	-	16,694,582	49,298,935	1,673,704	67,667,221	54,971,763
Import and Export Financing Lines	-	14,714,887	37,947,965	536,432	53,199,284	54,971,763
Other Credit Lines	-	1,979,695	11,350,970	1,137,272	14,467,937	-
Domestic Onlendings	-	4,811,281	4,473,307	2,584,910	11,869,498	12,748,388
Total	107,001,980	241,588,369	216,084,878	180,821,280	745,496,507	683,436,532

(1) Consider the maturities established in the respective investments, with the possibility of immediate withdrawal, in advance of its maturity.

(2) Real estate credit bills are fixed-income securities backed by real estate credits and guaranteed by mortgage or fiduciary sale of real estate. As of June 30, 2021, they mature between 2021 and 2027.

(3) The main characteristics of the financial bills are a minimum term of two years, a minimum face value of R$50 and early redemption permit of only 5% of the issued amount. As of June 30, 2021, they mature between 2021 and 2026.

(4) Guaranteed Real Estate Bills are fixed income securities backed by real estate credits guaranteed by the issuer and by a pool of real estate credits separated from the other assets of the issuer. As of June 30, 2021, they mature between 2021 and 2035 (12/31/2020 - with maturity between 2021 and 2023).

(5) Funding made under the Special Compulsory Liquidity line pursuant to Resolution 4,795/20.

In the Bank and in the Consolidated, the export and import financing lines are funds raised from financial institutions abroad, intended for investment in commercial exchange operations, related to the discount of export bills and pre-financing to export and import, whose maturities are until the year 2024 (12/31/2020 - until the year 2024) and are subject to financial charges, corresponding to the exchange rate variation plus interest ranging from 0.25% to 1.34% pa (12/31/2020 - from 0.35% p.a. to 4.3% p.a.).

Obligations for onlendings from the country - official institutions are subject to financial charges corresponding to the TJLP, exchange variation of the BNDES currency basket or the exchange variation of the US dollar, plus interest, in accordance with the operational policies of the BNDES System.

					Bank		Consolidated
Eurobonds	Issuance	Maturity	Currency	Interest Rate (p.y.)	06/30/2021	12/31/2020	06/30/2021	12/31/2020
Eurobonds	2017	2021	BRL	4,4%	-	14,469	-	14,469
Eurobonds	2017	2021	USD	4,4%	11,888	-	-
Eurobonds	2017	2024	USD	2,4% a 10,0%	-	857,678	-	853,929
Eurobonds	2018	2024	USD	6,6% a 6,7%	-	1,625,192	-	1,625,192
Eurobonds	2018	2025	USD	Até 9%	209,209	1,841,240	209,209	1,720,186
Eurobonds	2019	2020	USD	0% a 4,4%	-	-	-	-
Eurobonds	2019	2021	USD	0% a 4,4%	129,863	-	-	-
Eurobonds	2019	2021	USD	CDI+6,4%	12,526	-	-	-
Eurobonds	2019	2022	USD	0% a 4,4%	328,642	-	-	-
Eurobonds	2019	2022	USD	CDI+6,4%	3,898	-	-	-
Eurobonds	2019	2023	USD	4,4%	162,769	-	-	-
Eurobonds	2019	2023	USD	CDI+6,4%	41,314	-	-	-
Eurobonds	2019	2024	USD	0% a 4,4%	1,603,285	-	-	-
Eurobonds	2019	2024	USD	CDI+6,4%	1,388,619	-	-	-
Eurobonds	2019	2025	USD	0% a 4,4%	338,571	-	-	-
Eurobonds	2019	2025	USD	CDI+6,4%	24,268	-	-	-
Eurobonds	2019	2026	USD	4,4%	346,475	-	-	-
Eurobonds	2019	2026	USD	0% a 4,4%	23,046	-	-	-
Eurobonds	2019	2027	USD	4,4%	664,376	-	-	-
Eurobonds	2019	2027	USD	4,4%	-	-	713,515	-
Eurobonds	2019	2027	USD	CDI + 6,4%	-	6,513,222	-	1,279,507
Eurobonds	2020	2021	USD	0% a 4,4%	1,788,704	10,061,315	516,984	3,252,485
Eurobonds	2020	2021	USD	CDI + 1,9%	76,105	170,257	-	170,257
Eurobonds	2020	2022	USD	0% a 4,4%	3,068,598	4,800,393	302,598	16,923
Eurobonds	2020	2022	USD	CDI + 1,9%	122.131	121,925	-	121,925
Eurobonds	2020	2023	USD	0% a 8%	-	1,527,334	460,635	22,887
Eurobonds	2020	2023	USD	0% a 4,4%	1,289,118	-	-	-
Eurobonds	2020	2023	USD	CDI + 1,9%	224,678	223,435	-	223,435
Eurobonds	2020	2024	USD	0% a 4,4%	678,018	-	-	-
Eurobonds	2020	2024	USD	CDI + 1,9%	134,009	2.476.780	-	98,082
Eurobonds	2020	2025	USD	0% a 4,4%	1,261,435	-	41,811	-
Eurobonds	2020	2026	USD	0% a 4,4%	159,579	-	-	-
Eurobonds	2020	2027	USD	0% a 4,4%	19,973	-	-	-
Eurobonds	2021	2021	USD	0% a 4,4%	1,733,193	-	1,395,991	-
Eurobonds	2021	2021	USD	CDI + 2,65%	103,919	-	45,592	-
Eurobonds	2021	2022	USD	0% a 4,4%	1,287,650	-	629,448	-
Eurobonds	2021	2022	USD	CDI + 2,65%	596,230	-	329,645	-
Eurobonds	2021	2023	USD	0% a 4,4%	1,118,148	-	-	-
Eurobonds	2021	2023	USD	CDI + 2,65%	559,897	-	335,034	-
Eurobonds	2021	2024	USD	0% a 4,4%	2,455,304	-	-	-
Eurobonds	2021	2024	USD	CDI + 2,65%	756,575	-	-	-
Eurobonds	2021	2025	USD	0% a 4,4%	852,200	-	-	-
Eurobonds	2021	2025	USD	CDI + 2,65%	198,142	-	-	-
Eurobonds	2021	2026	USD	0% a 4,4%	6,841,354	-	2,140,222	-
Eurobonds	2021	2026	USD	Até 9%	1,529,968	-	1,529,968	-
Eurobonds	2021	2026	USD	CDI + 2,65%	581,110	-	-	-
Eurobonds	2021	2027	USD	0% a 4,4%	307,501	-	-	-
Eurobonds	2021	2028	USD	0% a 4,4%	316,863	-	-	-
Eurobonds	2021	2031	USD	0% a 4,4%	2,064,682	-	2,064,682	-
Eurobonds	2021	2031	USD	CDI+6,4%	307,011	-	307,011	-
Total					35,720,844	30,233,240	11,022,345	9,399,277

b) Opening profit and loss accounts

		Bank		Consolidated
	01/01 to 06/30/2021	01/01 to 06/30/2020	01/01 to 06/30/2021	01/01 to 06/30/2020

Time Deposits (1) (2)	1,983,539	8,844,469	2,789,648	9,299,917
Savings Deposits	702,944	794,664	702,944	794,664
Interbank Deposits	70,800	100,920	75,615	125,175
Money Market Funding	1,756,853	4,278,896	1,681,644	4,212,865
Upgrade and Provisions Interest and Pension Plans and Capitalization	-	-	89,033	66,603
Acceptance and Issuance of Securities	-	26,265,641	-	26,332,948
Others (3)	(305,318)	334,545	(230,721)	361,686
Total	4,208,818	40,619,135	5,108,163	41,193,858

(1) In the Bank and in the Consolidated, includes the recording of interest in the amount of R$436,338 (2020 - R$435,486), referring to the issuance of an Eligible Debt Instrument for Tier I and II Capital (Note 17).

(2) Includes exchange variation expense in the amount of R$307,569 in the Bank and in the Consolidated (2020 - exchange variation expense in the amount of R$1,839,403 in the Bank and in the Consolidated).

(3) On June 30, 2021 includes exchange variation income in the amount of R$2,076,330 in the Bank and in the Consolidated (2020 – Exchange variation expense in the amount of R$0).

17.   Other Financial Liabilities

a)     Composition:

	Bank
	06/30/2021	12/31/2020
	Total	Total
Foreign Exchange Portfolio	40,981,648	84,875,959
Trading and Intermediation of Values	497,665	315,940
Debt Instruments Eligible to Compose Capital	12,626,300	13,119,660
Collected Taxes and Other	2,996,503	94,975
Third-Party Funds in Transit	2,413,729	25,223
Receipts and Payments Pending Settlement	4,471,391	4,831,517
Total	63,987,234	103,263,274

	Consolidated
	06/30/2021	12/31/2020
	Total	Total
Foreign Exchange Portfolio	40,981,648	84,875,959
Trading and Intermediation of Values	6,781,404	3,993,631
Debt Instruments Eligible to Compose Capital	12,626,300	13,119,660
Collected Taxes and Other	3,043,054	97,453
Third-Party Funds in Transit	2,413,729	435,173
Receipts and Payments Pending Settlement	4,471,391	4,831,517
Total	70,317,526	107,353,393

b)    Debt Instruments Eligible to Capital

The details of the balance of the item Debt Instruments Eligible to Capital referring to the issuance of equity instruments to compose Level I and Level II of the PR due to the Capital Optimization Plan, are as follows:

						Bank/Consolidated
					06/30/2021	12/31/2020
Debt Instruments Eligible to Compose Capital	Issuance	Maturity	Amount (Million)	Interest Rate (p.a.) (1)	Total	Total
Tier I (2)	November - 18	No Maturity (Perpetual)	$1,250	7.25%	6,318,230	6,554,451
Tier II (2)	November - 18	November - 28	$1,250	6.13%	6,308,069	6,565,209
Total					12,626,299	13,119,660

(1) Interest paid semiannually, as of May 8, 2020.

(2) Issues were made through the Cayman Branch and there is no Withholding Income Tax.

Notes have the following common characteristics:

(a) Unit value of at least US$150 thousand and in integral multiples of US$1 thousand which exceeds such minimum value;

(b) The Notes may be repurchased or redeemed by Banco Santander after the 5th (fifth) anniversary from the date of issue of the Notes, at the Bank's sole discretion or due to changes in the tax legislation applicable to the Notes; or at any time, due to the occurrence of certain regulatory events.

18.   Other Payables

		Bank		Consolidated
	06/30/2021	12/31/2020	06/30/2021	12/31/2020
Provision Technical for Capitalization Operations	-	-	3,477,234	3,178,674
Payables for Credit Cards	32,269,587	31,177,114	32,430,983	44,825,229
Provision for Tax Risks and Legal Obligations (Note 19.b)	4,193,493	4,249,744	6,660,532	6,707,293
Provision for Legal and Administrative Proceedings - Labor and Civil (Note 19.b)	5,265,014	5,921,882	5,584,679	6,342,280
Provision for Financial Guarantees	324,067	-	324,067	255,179
Employee Benefit Plans	3,073,357	3,887,144	3,101,178	3,929,265
Payables for Acquisition of Assets and Rights	21,850	28,538	21,850	28,538
Reserve for Legal and Administrative Proceedings - Responsibility of Former Controllers Stockholders (Note 19.i)	496	496	496	496
Accrued Liabilities
Personnel Expenses	1,627,611	1,718,919	1,828,236	1,990,309
Administrative Expenses	420,878	407,652	512,951	588,276
Others Payments	44,243	33,120	592,139	504,451
Creditors for Unreleased Funds	2,113,489	2,356,760	2,113,489	2,356,760
Provision of Payment Services	584,578	637,907	584,578	637,907
Suppliers	1,106,287	571,880	1,579,536	958,713
Social and Statutory	436,353	1,502,039	468,862	1,589,096
Others (1)	8,805,368	7,232,564	13,151,048	13,651,559
Total	59,986,669	59,725,759	72,431,858	87,544,024

(1) Includes impacts of the exchange variation referring to Notes.

a) Provision for Financial Guarantees Provided

The classification of operations involving guarantees provided for the constitution of provisions is based on the estimate of the risk involved. It results from the process of evaluating the quality of customers and operations, by a statistical model based on quantitative and qualitative information or by a specialized credit analyst, who allows them to be classified according to their probability of default, based on objective internal and market variables (bureaus), previously identified as predictors of the probability of default. After this assessment, operations are classified according to provisioning ratings, based on CMN Resolution No. 2,682/1999. Through this analysis, the provision amounts to cover each operation are recorded, considering the type of guarantee provided, as required by CMN Resolution No. 4,512/2016.

				Bank/Consolidated
		06/30/2021		12/31/2020
Type of Financial Guarantee	Balance Guarantees Provided	Provision	Balance Guarantees Provided	Provision
Linked to International Merchandise Trade	1,098,586	703	1,813,620	4,121
Linked to Bids, Auctions, Provision of Services or Execution of Works	5,944,241	11,889	5,602,994	5,403
Linked to the Supply of Goods	1,665,340	2,901	1,361,792	1,846
Guarantee in Legal and Administrative Proceedings of Fiscal Nature	12,117,067	240,161	12,082,480	175,443
Other Guarantees	2,463,674	1,701	335,281	1,689
Other Bank Guarantees	18,136,148	35,303	16,532,462	33,055
Other Financial Guarantees	4,643,455	31,409	5,047,032	33,622
Total	46,068,511	324,067	42,775,661	255,179

Changes in Allowances for Financial Guarantees

		Bank/Consolidated
	01/01 to 06/30/2021	01/01 to 06/30/2020
Balance at Beginning	255,179	166,105
Constitution (Note 26)	74,719	30,498
Reversal (1) (Note 26)	(5,831)	(8,358)
Balance at End	324,067	188,245

(1) Corresponds to the honored bond, change in rating and provision recorded in the allowance for doubtful accounts.

19.   Provisions, Contingent Assets and Liabilities and Legal Obligations - Tax and Social Security

a) Contingent Assets

In the Bank and in the Consolidated, on June 30, 2021 and June 30, 2020, no contingent assets were recognized in the accounts (Note 3).

b) Balance Sheet of Provisions for Judicial and Administrative Proceedings and Legal Obligations by Nature

		Bank		Consolidated
	06/30/2021	12/31/2020	06/30/2021	12/31/2020
Reserve for Tax Contingencies and Legal Obligations (Note 18)	4,193,493	4,249,744	6,660,532	6,707,293
Accrual for Legal and Administrative Proceedings - Labor and Civil (Note 18)	5,265,014	5,921,882	5,584,679	6,342,280
Labor	2,405,086	2,656,098	2,575,929	2,900,835
Civil	2,859,930	3,265,784	3,008,750	3,441,445
Total	9,458,507	10,171,626	12,245,211	13,049,573

c) Change in Accrual for Judicial and Administrative Proceedings and Legal Obligations

						Bank
			01/01 to 06/30/2021			01/01 to 06/30/2020
	Tax	Labor	Civil	Tax	Labor	Civil
Balance at Beginning	4,249,744	2,656,098	3,265,784	4,346,768	3,216,008	2,963,877
Recognition Net of Reversal (1) (3)	27,039	477,174	178,478	(12,478)	513,953	192,461
Inflation Adjustment	35,817	40,022	180,875	53,925	19,804	124,490
Write-offs Due to Payment	(119,108)	(768,208)	(765,207)	(11,852)	(389,625)	(214,153)
Balance at End	4,193,493	2,405,086	2,859,929	4,376,363	3,360,140	3,066,675
Escrow Deposits - Other Receivables	1,306,277	714,829	696,150	1,621,903	1,183,226	660,089
Escrow Deposits - Securities	5,246	3,218	770	10,022	18,876	18,098
Total Escrow Deposits (2)	1,311,523	718,047	696,920	1,631,925	1,202,102	678,187

						Consolidated
			01/01 to 06/30/2021			01/01 to 06/30/2020
	Tax	Labor	Civil	Tax	Labor	Civil
Balance at Beginning	6,707,293	2,900,835	3,441,445	6,630,722	3,517,431	3,222,557
Recognition Net of Reversal (1) (3)	35,084	482,040	231,111	(20,283)	534,785	274,091
Inflation Adjustment	52,967	44,854	183,683	79,085	23,353	126,724
Write-offs Due to Payment	(134,812)	(851,800)	(847,264)	(17,057)	(423,250)	(301,648)
Balance at End	6,660,532	2,575,929	3,008,974	6,672,467	3,652,319	3,321,724
Escrow Deposits - Other Receivables	2,589,388	769,824	708,063	2,605,570	1,286,718	668,416
Escrow Deposits - Securities	6,192	3,218	770	10,932	18,876	18,098
Total Escrow Deposits (2)	2,595,580	773,043	708,833	2,616,502	1,305,594	686,514

(1) Tax risks include the constitution of provisions for taxes related to legal and administrative proceedings and legal obligations, recorded in other operating income and other operating expenses and IR and CSLL.

(2) Refer to escrow deposit amounts, limited to the amount of the provision and do not include escrow deposits related to possible and/or remote contingencies and appeal deposits.

d) Tax and Social Security, Labor and Civil Provisions

Banco Santander and its subsidiaries are parties to legal and administrative proceedings of a tax, social security, labor and civil nature, arising from the normal course of their activities.

Provisions were set up based on the nature, complexity and history of the actions and on the assessment of loss of the companies' shares based on the opinions of internal and external legal advisors. Banco Santander has a policy of fully provisioning the value at risk of shares whose assessment is probable loss. Legal obligations of a tax and social security nature are fully recognized in the financial statements.

Management understands that the provisions made are sufficient to meet legal obligations and any losses arising from legal and administrative proceedings as follows:

e) Lawsuits and Administrative Proceedings related to Tax and Social Security

Main lawsuits and administrative proceedings related to legal obligations, tax and social security

PIS and COFINS - R$1,945,875 in the Bank and R$4,032,712 in the Consolidated (12/31/2020 - R$1,934,120 in the Bank and R$4,008,137 in the Consolidated): Banco Santander and the Subsidiaries filed legal measures seeking to rule out the application of Law No. 9,718/1998, which modified the calculation basis of PIS and COFINS so that they would be levied on all revenues of legal entities and not only on those arising from the provision of services and sale of goods. Regarding the Banco Santander lawsuit, on April 23, 2015, a decision of the Federal Supreme Court (STF) was published, admitting the Extraordinary Appeal filed by the Union regarding the PIS and denying the continuation of the Extraordinary Appeal of the Federal Public Ministry regarding the COFINS. Both appealed this decision, without any success, so that the claim referring to COFINS is defined, prevailing the decision of the Regional Federal Court of the 4th Region of August 2007, favorable to Banco Santander. The PIS of Banco Santander, as well as the enforceability of the PIS and COFINS of the other subsidiaries, are still pending a final judgment by the STF.

CSLL Rate Increase – R$115,219 in the Consolidated (12/31/2020 - R$114,449 in the Consolidated): Banco Santander and its subsidiaries filed lawsuits seeking to rule out the increase in the CSLL rate imposed by MP 413/ 2008, converted into Law No. 11.727/2008. Financial institutions were previously subject to the 9% rate for CSLL, however, the new legislation established the rate of 15%, as of April 2008. In 2018, in view of the success rating and the unfavorable scenario in the Courts, we opted for the payment of the amounts discussed, except for the company Renault do Brasil Credit, Financing and Investment Company (RCI), which is still awaiting judgment.

Main lawsuits and administrative proceedings with probable loss risk

Banco Santander and its subsidiaries are parties to legal and administrative proceedings related to tax and social security disputes, which are classified, based on the opinion of legal advisors, as a probable risk of loss.

Provisional Contribution on Financial Transactions (CPMF) in Customer Transactions - R$930,898 (12/31/2020 - R$924,457) in the Bank and Consolidated: in May 2003, the Federal Revenue Service issued a notice of infraction in the Santander Distribuidora de Títulos e Valores Mobiliários Ltda. (Santander DTVM) and another notice at Banco Santander (Brasil) SA The object of the case was the collection of CPMF on transactions carried out by Santander DTVM in the management of its customers' funds and clearing services provided by the Bank to Santander DTVM, which occurred during the years 2000, 2001 and 2002. The administrative process ended unfavorable for both Companies. On July 3, 2015, Banco and Santander Brasil Tecnologia S.A. (current name of Produban Serviços de Informática S.A. and Santander DTVM) filed a lawsuit seeking to annul both tax debts. Said action had an inadmissible sentence and decision, which gave rise to the filing of a Special Appeal to the STJ and an Extraordinary Appeal to the STF, which are awaiting judgment. Based on the assessment of the legal advisors, a provision was made to cover the loss considered probable in the lawsuit.

National Institute of Social Security (INSS) - R$51,536 in the Bank and R$51,537 in the Consolidated (12/31/2020 - R$51,402 in the Bank and R$51,409 in the Consolidated): Banco Santander and its subsidiaries are discussing administratively and judicially the collection of the social security contribution and the education salary on various amounts that, according to the assessment of the legal advisors, do not have a salary nature.

Tax on Services (ISS) - Financial Institutions - R$256,802 in the Bank and R$281,481 in the Consolidated (12/31/2020 - R$239,370 in the Bank and R$263,183 in the Consolidated): Banco Santander and its subsidiaries administratively and judicially discuss the requirement, by several municipalities, of payment of ISS on various revenues arising from operations that are not usually classified as provision of services. In addition, other actions involving ISS, classified as possible risk of loss, are described in note 20.h.

f) Legal and Administrative Lawsuits of a Labor Nature

These are lawsuits filed by Unions, Associations, the Public Ministry of Labor and former employees claiming labor rights they deem to be due, in particular the payment of “overtime” and other labor rights, including lawsuits related to retirement benefits.

For lawsuits considered common and similar in nature, provisions are recorded based on the historical average of closed proceedings. Claims that do not meet the above criteria are provisioned based on an individual assessment carried out, and the provisions are set up based on the probable risk of loss, in the law and in case law, in accordance with the assessment of loss carried out by the legal advisors.

Former employees of Banespa. Action distributed in 1998 by the Association of Retired Persons of Banespa (AFABESP) requesting the payment of a semiannual bonus provided for in the regulations of Banco Banespa for approximately 8,400 former employees (retirees), according to which the payment will be made in the event that the Bank makes a profit and the distribution of this profit is approved by the board of directors. The bonus was not paid in 1994 and 1995 because Banespa bank did not make a profit during these years. Partial payments were made between 1996 and 2000 as approved by the board of directors. Said clause was excluded from the regulation in 2001. The Regional Labor Court and the Superior Labor Court sentenced Santander Brasil, as successor to Banespa, to pay the semiannual bonus for the 1996 period. On March 20, 2019, a decision of the Federal Supreme Court (Supreme Federal Court, or “STF”) rejected the extraordinary appeal filed by Banco Santander. We filed a rescission action to reverse the decision in the main proceedings and suspend the procedural execution. The rescission action was dismissed in 2020 and an Extraordinary Appeal was filed with the STF, pending admissibility. Our legal advisors classified the risk of loss as probable. The current court decision does not define a specific amount to be paid by those replaced, and the amounts must be calculated in regular settlement of the sentence.

As of June 30, 2021, the case is classified as probable loss and the provision was constituted based on the estimated loss.

g) Civil Judicial and Administrative Proceedings

These provisions generally arise from: (1) lawsuits requesting revision of contractual terms and conditions or requests for monetary adjustments, including alleged effects of the implementation of various government economic plans, (2) lawsuits arising from financing contracts, (3) execution actions; and (4) damages claims. For civil actions considered common and similar in nature, provisions are recorded based on the historical average of closed proceedings. Claims that do not meet the above criteria are provisioned based on an individual assessment carried out, and the provisions are set up based on the probable risk of loss, in the law and in case law, in accordance with the assessment of loss carried out by the legal advisors.

The main lawsuits classified as risk of probable loss are described below:

Indemnity Actions - These refer to compensation for material and/or moral damage, relating to the consumer relationship, dealing mainly with issues relating to credit cards, direct consumer credit, checking accounts, collection and loans and other matters. In the actions related to causes considered similar and usual for the business, in the normal course of the Bank's activities, the provision is constituted based on the historical average of closed processes. Claims that do not meet the above criteria are provisioned based on an individual assessment carried out, and the provisions are set up based on the probable risk of loss, in the law and in case law, in accordance with the assessment of loss carried out by the legal advisors.

Economic Plans - Refer to legal disputes, claiming alleged inflationary purges arising from Economic Plans (Bresser, Verão, Collor I and II), as they understand that such plans violated acquired rights related to the application of inflation indices supposedly due to Savings Accounts, Judicial Deposits and Time Deposits (CDBs). The lawsuits are provisioned based on the individualized loss assessment carried out by the legal advisors.

Banco Santander is also party to public civil actions, on the same matter, filed by consumer protection entities, the Public Ministry or Public Defenders. The constitution of a provision is made only for cases with probable risk, based on requests for individual executions. The issue is still under review at the STF. There is jurisprudence in the STF favorable to Banks regarding economic phenomenon similar to that of savings, as in the case of correction of time deposits (CDBs) and corrections applied to contracts (table).

However, the jurisprudence of the STF has not yet been consolidated on the constitutionality of the norms that modified the monetary standard in Brazil. On April 14, 2010, the Supreme Court of Justice (STJ) ruled that the deadline for bringing public civil actions discussing the purges is 5 years from the date of the plans, but this decision has not yet become final. Thus, with this decision, a large part of the actions, as they were proposed after a period of 5 years, will probably be dismissed, reducing the amounts involved. The STJ also decided that the period for individual savers to qualify for Public Civil Actions is also 5 years, counted from the final and unappealable decision of the respective sentence. Banco Santander believes in the success of the theses defended before these courts for their content and foundation.

At the end of 2017, the Federal General Counsel (AGU), Bacen, the Consumer Defense Institute (Idec), the Brazilian Savings Front (Febrapo) and the Brazilian Federation of Banks (Febraban) signed an agreement that seeks to end the legal disputes over the Economic Plans.

Discussions focused on defining the amount that would be paid to each author, according to the balance in the passbook on the date of the plan. The total value of the payments will depend on the number of subscriptions, and also on the number of savers who have proven in court the existence of the account and the balance on the anniversary date of the change in the indices. The term of agreement negotiated between the parties was approved by the STF.

In a decision handed down by the STF, there was a national suspension of all processes that deal with the issue for the period of validity of the agreement, with the exception of cases in which the sentence was definitively complied with.

On March 11, 2020, the agreement was extended by means of an amendment, with the inclusion of actions that involve only the discussion of the Collor I Plan. This extension has a term of 5 years and the approval of the terms of the amendment occurred on the 3rd June 2020.

Management considers that the provisions made are sufficient to cover the risks involved with the economic plans, considering the approved agreement.

h) Tax and Social Security, Labor and Civil Contingent Liabilities Classified as Risk of Possible Loss

These are legal and administrative proceedings of a tax, social security, labor and civil nature classified, based on the opinion of legal advisors, as a possible risk of loss, and therefore not provisioned.

Tax lawsuits classified as possible losses totaled R$27,597 million in the Consolidated, with the main lawsuits being as follows:

INSS on Profit Sharing (PLR) - the Bank and its subsidiaries have legal and administrative proceedings arising from questionings by the tax authorities regarding the collection of social security contributions on payments made as profit sharing. As of June 30, 2021, the amount was approximately R$6,156 million.

Tax on Services (ISS) - Financial Institutions - Banco Santander and its subsidiaries are discussing administratively and in court the demand, by several municipalities, of the payment of ISS on various revenues arising from operations that are not usually classified as provision of services. As of June 30, 2021, the amount was approximately R$3,854 million.

Non-Approved Offset - The Bank and its affiliates are discussing administratively and judicially with the Federal Revenue Service the non-approval of tax offsets with credits arising from overpayments or undue payments. As of June 30, 2021, the amount was approximately R$5,170 million.

Amortization of Banco Real's Goodwill -the Federal Revenue Service of Brazil issued a tax assessment notice against the Bank to demand the payment of IRPJ and CSLL, including late payment charges, for the 2009 base period. The Tax Authorities considered that the goodwill related to the The acquisition of Banco Real, amortized before its merger, could not be deducted by Banco Santander for tax purposes. The tax assessment notice was duly challenged and we are currently awaiting judgment before the CARF. As of June 30, 2021, the amount was approximately R$1,448 million.

Losses on Credit Operations - the Bank and its subsidiaries contested the tax assessments issued by the Federal Revenue Service of Brazil alleging the improper deduction of losses on credit operations from the IRPJ and CSLL calculation bases for allegedly not complying with the requirements of applicable laws. As of June 30, 2021, the amount was approximately R$1,160 million.

Use of CSLL Tax Loss and Negative Basis – Tax assessment notices issued by the Federal Revenue of Brazil in 2009 for alleged undue compensation of CSLL tax loss and negative basis, as a result of tax assessment notices issued in previous periods. Awaiting judgment at the administrative level. As of June 30, 2021, the amount was approximately R$1,078 million.

Amortization of Banco Sudameris Goodwill- the tax authorities issued tax assessment notices to demand the payments of IRPJ and CSLL, including late payment charges, referring to the tax deduction of the amortization of the goodwill paid on the acquisition of Banco Sudameris, referring to the base period 2007 to 2012. Banco Santander presented the respective administrative defenses, which were judged unfavorably. Currently, the processes are awaiting judgment at CARF. As of June 30, 2021, the amount was approximately R$650 million.

IRPJ and CSLL - Capital Gain - the Internal Revenue Service of Brazil issued a tax assessment notice against Santander Seguros (legal successor of ABN AMRO Brasil Dois Participações SA (AAB Dois Par) charging income tax and social contribution related to the fiscal year de 2005. The Federal Revenue Service of Brazil claims that the capital gain on the sale of the shares of Real Seguros SA and Real Vida e Previdência SA by AAB Dois Par should be taxed at a rate of 34.0% instead of 15.0%. The assessment was challenged administratively based on the understanding that the tax treatment adopted in the transaction was in accordance with current tax legislation and the capital gain was duly taxed. The administrative proceeding ended unfavorably to the Company. In July 2020, the Company filed a lawsuit seeking to cancel the debt. The lawsuit is awaiting judgment. Banco Santander is responsible for any adverse outcome in this proceeding as the former controlling shareholder of the Zurich Santander Brasil Seguros e Previdência S.A. As of June 30, 2021, the amount was approximately R$490 million.

Labor claims classified as possible loss totaled R$235 million in the Consolidated, excluding the process below:

Readjustment of the Pension Supplements of Banesprev by the IGPDI – action filed in 2002 in the Federal Court by the Association of Retired Employees of the Bank of the State of São Paulo requesting the readjustment of the pension supplementation by the IGPDI for Banespa retirees who have been admitted until May 22 of 1975. The judgment granted the correction, but only in periods in which no other form of adjustment was applied. The Bank and Banesprev appealed this decision and the appeals are still pending judgment. In Provisional Execution, calculations were presented by the Bank and Banesprev due to the exclusion of participants who, among other reasons, appear as plaintiffs in other actions or have already had some type of readjustment. The amount involved is not disclosed due to the current procedural stage of the case and potentially affecting the progress of the action.

Liabilities related to civil lawsuits with possible risk of loss totaled R$1,739 million in the Consolidated, with the main lawsuits:

Indemnity action arising from Banco Bandepe - related to the loan agreement under appeal by the Superior Court of Justice (STJ).

Indemnity Action Referring to Custody Services - provided by Banco Santander at an initial stage and still without a sentence.

Action Arising from Contractual Dispute - in the acquisition of Banco Geral do Comércio SA under appeal by the Court of Justice of the State of São Paulo (TJSP).

i) Other Legal Actions for the Liability of Former Controllers

Refer to tax, labor and civil lawsuits, in the amounts of R$0, R$0 and R$496 (12/31/2020 - R0, R$0 and R$496) in the Bank and in the Consolidated, respectively, recorded in other liabilities (Note 17) for which the former controlling shareholders of banks and acquired companies are responsible. Based on the signed contracts, these shares are guaranteed full reimbursement by the former controlling shareholders, whose respective rights were recorded in other assets (Note 11).

20.   Stockholders’ Equity

a) Share Capital

According to the Bylaws, Banco Santander's capital stock may be increased up to the limit of the authorized capital, regardless of statutory amendment, upon resolution of the Board of Directors and through the issuance of up to 9,090,909,090 (nine billion, ninety million, nine hundred and nine thousand and ninety) shares, subject to the legal limits established for the number of preferred shares. Any capital increase that exceeds this limit will require shareholder approval.

At the Extraordinary General Meeting held on March 31, 2021, it was approved in the context of the partial Spin-off of Santander Brasil, which resulted in the segregation of its shares issued by Getnet Acquirência e Serviços para Meios de Pagamentos SA (“Getnet”), with version from the spun-off portion to Getnet, the reduction of the share capital of Santander Brasil in the total amount of two billion reais, without the cancellation of shares, changing the share capital of Santander Brasil from fifty-seven billion reais to fifty-five billion real.

The share capital, fully subscribed and paid-in, is divided into registered, book-entry shares, with no par value.

						Thousands of Shares
			06/30/2021			12/31/2020
	Common	Preferred	Total	Common	Preferred	Total
Brazilian Residents	109,091	134,600	243,691	109,885	135,438	245,323
Foreign Residents	3,709,604	3,545,236	7,254,840	3,708,810	3,544,398	7,253,208
Total	3,818,695	3,679,836	7,498,531	3,818,695	3,679,836	7,498,531
(-) Treasury Shares	(15,821)	(15,821)	(31,642)	(18,829)	(18,829)	(37,658)
Total Outstanding	3,802,874	3,664,015	7,466,889	3,799,866	3,661,007	7,460,873

b) Dividends and Interest on Equity

By-laws, shareholders are guaranteed a minimum dividend of 25% of net income for each year, adjusted in accordance with legislation. Preferred shares do not have voting rights and cannot be converted into common shares, but they have the same rights and advantages granted to common shares, in addition to priority in the distribution of dividends and an additional 10% on dividends paid to common shares, and in the reimbursement of capital, without premium, in case of dissolution of the Bank.

Dividends were calculated and paid in accordance with the Brazilian Corporate Law.

Before the Annual Shareholders' Meeting, the Board of Directors may decide on the declaration and payment of dividends on the profits earned, based on: (i) balance sheets or profit reserves existing in the last balance sheet or (ii) balance sheets issued in periods of less than six months, provided that the total dividends paid in each semester of the fiscal year does not exceed the amount of capital reserves. These dividends are fully imputed to the mandatory dividend.

CMN Resolution No. 4,885, of December 23, 2020, prohibited institutions authorized to operate by the Central Bank of Brazil to remunerate equity above the highest between: i) 30% of net income adjusted pursuant to item I of article 20 of Law No. 6.404/76; or ii) mandatory minimum dividends established by article 202 of Law 6,404/76, including in the form of Interest on Equity, until December 31, 2020. The rule also prohibited the reduction of the share capital, except in specific situations, and the increase in the remuneration of its officers, administrators and members of the Board of Directors and the Fiscal Council.

We present below the distribution of dividends and Interest on Equity made on June 30, 2021 and December 31, 2020.

							06/30/2021
	In Thousands	Brazilian Real per Thousand Shares/Units
	of Brazilian Real	Gross			Net
		Common	Preferred	Unit	Common	Preferred	Unit
Interest on Capital (1)(2)	3,000,000	382,9809	421,2789	804,2597	382,9809	421,2789	804,2597
Total	3,000,000

							12/31/2020
	In Thousands	Brazilian Real per Thousand Shares/Units
	of Brazilian Real	Gross			Net
		Common	Preferred	Unit	Common	Preferred	Unit
Interest on Capital (1)(5)	890,000	113.7129	125.0842	238.7972	96.6560	106.3216	202.9776
Interest on Capital (2)(5)	770,000	98.3793	108.2172	206.5965	83.6224	91.9846	175.6070
Interest on Capital (3)(5)	1,000,000	127.7636	140.5400	268.3036	108.5991	119.4590	228.0580
Interest on Capital (4)(5)	665,000	84.9626	93.4589	178.4214	72.2182	79.4400	151.6582
Dividends (6)(5)	512,087	65.4257	71.9683	137.3940	65.4257	71.9683	137.3940
Total	3,837,087

(1) Resolved by the Board of Directors on April 27, 2020, paid on June 24, 2020, without any remuneration as monetary restatement.

(2) Resolved by the Board of Directors on July 28, 2020, paid on September 25, 2020, without any remuneration on account of monetary restatement.

(3) Resolved by the Board of Directors on October 26, 2020, paid on December 23, 2020, without any remuneration as monetary restatement.

(4) Resolved by the Board of Directors on December 28, 2020, paid from February 1, 2021, without any remuneration as monetary restatement.

(5) They were fully imputed to the mandatory minimum dividends to be distributed by the Bank for the year 2020.

(6) Resolved by the Board of Directors on February 2, 2021, paid on March 3, 2021, without any remuneration as monetary restatement.

c) Reservations

The net income calculated, after deductions and legal provisions, will have the following destination:

Legal reserve

According to the Brazilian corporate law, 5% for the constitution of the legal reserve, until it reaches 20% of the capital. This reserve is intended to ensure the integrity of the capital stock and can only be used to offset losses or increase capital.

Capital reserves

The Bank's capital reserves are composed of: share premium reserve and other capital reserves, and can only be used to absorb losses that exceed retained earnings and profit reserves; redemption, reimbursement or acquisition of our own shares; incorporation to the share capital; or payment of dividends to preferred shares under certain circumstances.

Dividend Equalization Reserve

After the allocation of dividends, the balance, if any, may, upon proposal of the Executive Board and approved by the Board of Directors, be allocated to the formation of a reserve for equalization of dividends, which will be limited to 50% of the capital stock. This reserve is intended to guarantee funds for the payment of dividends, including in the form of interest on equity, or its advances, in order to maintain the flow of remuneration to shareholders.

d) Treasury Shares

At a meeting held on February 2, 2021, the Board of Directors approved, in continuity with the buyback program that expired on November 4, 2020, a new buyback program for Units and ADRs issued by Banco Santander, directly or through its branch in Cayman, for maintenance in treasury or subsequent sale.

The Buyback Program encompasses the acquisition of up to 36,956,402 Units, representing 36,956,402 common shares and 36,956,402 preferred shares, which corresponded, on December 31, 2020, to approximately 1% of the Bank's capital stock. As of December 31, 2020, Banco Santander had 355,661,814 common shares and 383,466,228 preferred shares outstanding.

The repurchase is aimed at (1) maximizing the generation of value for shareholders through efficient management of the capital structure; and (2) enable the payment of administrators, management-level employees and other employees of the Bank and companies under its control, under the terms of the Long-Term Incentive Plans. The term of the Buyback Program is up to 18 months from February 3, 2021, ending on August 2, 2022.

		Bank/Consolidated
		Shares in Thousands
	06/30/2021	12/31/2020
	Quantity	Quantity
	Units	Units
Treasury Shares at Beginning of the Period	18,829	16,702
Shares Acquisitions	6	5,052
Payment - Share-Based Compensation	(3,014)	(2,925)
Treasury Shares at Beginning of the Period	15,821	18,829
Subtotal - Treasury Shares in Thousands of Reais	707,999	789,587
Issuance Cost in Thousands of Reais	1,771	1,771
Balance of Treasury Shares in Thousands of Reais	709,770	791,358

Cost/Share Price	Units	Units
Minimum Cost (*)	7.55	7.55
Weighted Average Cost (*)	33.78	33.24
Maximum Cost (*)	49.55	49.55
Share Price	40.50	44.83

(*) Considering since the beginning of operations on the stock exchange.

e) Minority Interest

	Stockholders’ Equity		Non Controlling Interest
	06/30/2021	12/31/2020	01/01 to 06/30/2021	01/01 to 06/30/2020
Banco RCI Brasil S.A.	955,555	844,805	(54,222)	(60,078)
Banco Hyundai Capital Brasil S.A.	171,413	162,010	(9,287)	(8,229)
Banco PSA	135,293	136,806	(5,986)	(5,212)
Rojo Entretenimento S.A.	6,945	7,087	142	35
Santander Leasing	-	-	-	444
GIRA	1,775	-	272	-
TORO Corretora	26,182	-	1,164	-
Total	1,297,163	1,150,708	(67,918)	(73,040)

21.   Related Parties

a) Remuneration of Key Management Personnel

The Bank's Board of Directors' Meeting held on March 26, 2021 approved, in accordance with the favorable recommendation of the Compensation Committee, the proposal for maximum global compensation for Managers (Board of Directors and Executive Board) for the year 2021, in the amount of up to R$433,940 (four hundred and thirty-three million, nine hundred and forty thousand reais), comprising fixed, variable and share-based compensation and other benefits. The proposal was discussed at the Annual General Meeting (AGM) held on April 30, 2021.

a.1) Long Term Benefits

The Bank, like Banco Santander Spain, as well as other subsidiaries around the world of Grupo Santander, has long-term remuneration programs linked to the performance of the market price of its shares, based on the achievement of targets.

a.2) Short Term Benefits

The table below shows the salaries and fees of the Board of Directors and Executive Board and refers to the amount recognized as an expense in the semesters ended June 30, 2021 and 2020, by Banco Santander and its subsidiaries to its Directors for the positions they hold at Banco Santander and other companies of the Santander Conglomerate.

The amounts related to the Variable and Share-Based Compensation will be paid in subsequent periods.

	01/01 to 06/30/2021	01/01 to 06/30/2020
Fixed Compensation	44,849	45,633
Variable Compensation - in cash	55,126	60,187
Variable Compensation - in shares	54,525	48,574
Others	24,764	23,160
Total Short-Term Benefits	179,264	177,554
Variable Compensation - in cash	70,962	77,983
Variable Compensation - in shares	73,444	56,145
Total Long-Term Benefits	144,406	134,128
Total	323,670	311,682

Additionally, in the first half of 2021, charges were paid on Management compensation in the amount of R$15,187 (2020 - R$15,037).

b) Termination of the Agreement

The termination of the employment relationship with the Administrators, in the event of non-compliance with obligations or by the contractor's own will, does not entitle the holder to any financial compensation and the benefits acquired will be discontinued.

c) Credit Operations

The Bank and its subsidiaries may carry out transactions with related parties, in line with current legislation regarding articles 6 and 7 of CMN Resolution No. 4,693/18, article 34 of the "Law of Corporations" and the Policy for Transactions with Parties Santander Related, published on the Investor Relations website, being considered as related parties:

(1) its controllers, natural or legal persons, pursuant to art. 116 of the Corporations Law;

(2) its officers and members of statutory or contractual bodies;

(3) in relation to the persons mentioned in items (i) and (ii), their spouse, partner and relatives, consanguineous or related, up to the second degree;

(4) natural persons with a qualified equity interest in its capital;

(5) legal entities with a qualified equity interest in its capital;

(6) legal entities in whose capital, directly or indirectly, a Santander Financial Institution holds a qualified shareholding;

(7) legal entities in which a Santander Financial Institution has effective operational control or preponderance in resolutions, regardless of ownership interest; and

(8) legal entities that have a director or member of the Board of Directors in common with a Santander Financial Institution.

d) Ownership Interest

The table below shows the direct interest (common and preferred shares):

						Shares in Thousands
						06/30/21
Stockholders	Common Shares	Common Shares (%)	Preferred Shares	Preferred Shares (%)	Total Shares	Total Shares (%)
Sterrebeeck B.V. (1)	1,809,583	47.4%	1,733,644	47.1%	3,543,227	47.3%
Grupo Empresarial Santander, S.L. (GES) (1)	1,627,891	42.6%	1,539,863	41.8%	3,167,755	42,2%
Banco Santander, S.A. (1)	2,696	0.1%	-	0.0%	2,696	0.0%
Directors (*)	4,898	0.1%	4,898	0.1%	9,797	0.1%
Others	357,805	9.4%	385,609	10.5%	743,414	9,9%
Total Outstanding	3,802,874	99.6%	3,664,015	99.6%	7,466,889	99.6%
Treasury Shares	15,821	0.4%	15,821	0.4%	31,642	0.4%
Total	3,818,695	100.0%	3,679,836	100.0%	7,498,531	100.0%
Free Float (2)	357,805	9.4%	385,609	10.5%	743,414	9.9%

						Shares in Thousands
						12/31/2020
Stockholders	Common Shares	Common Shares (%)	Preferred Shares	Preferred Shares (%)	Total Shares	Total Shares (%)
Sterrebeeck B.V. (1)	1,809,583	47,4%	1,733,644	47.1%	3,543,227	47.3%
GES (1)	1,627,891	42,6%	1,539,863	41.8%	3,167,755	42.2%
Banco Santander, S.A. (1)	2,696	0,07%	-	0.0%	2,696	0.0%
Directors (*)	4,034	0,1%	4,034	0.1%	8,067	0.1%
Others	355,662	9,3%	383,466	10.4%	739,128	9.9%
Total Outstanding	3,799,866	99,5%	3,661,007	99.5%	7,460,873	99.5%
Treasury Shares	18,829	0,5%	18,829	0.5%	37,658	0.5%
Total	3,818,695	100,0%	3,679,836	100.0%	7,498,531	100.0%
Free Float (2)	355,662	9,3%	383,466	10.4%	739,128	9.9%

(1)  Companies of the Santander Spain Group.

(2)  Composed of Officials and Others.

(*)    None of the members of the Board of Directors and the Executive Board holds 1.0% or more of any class of shares.

e) Transactions with Related Parties

Santander has a Policy for Transactions with Related Parties approved by the Board of Directors, which aims to ensure that all transactions defined in the policy are carried out with the interests of Banco Santander and its shareholders in mind. The policy defines powers for approval of certain transactions by the Board of Directors. The rules provided for are also applied to all employees and managers of Banco Santander and its subsidiaries.

Transactions and remuneration for services with related parties are carried out in the normal course of business and under commutative conditions, including interest rates, terms and guarantees, and do not involve greater risks than normal collection risks or present other disadvantages.

				Bank				Consolidated
	Assets	Income	Assets	Income	Assets	Income	Assets	Income
	(Liabilities)	(Expenses)	(Liabilities)	(Expenses)	(Liabilities)	(Expenses)	(Liabilities)	(Expenses)
	06/30/2021	01/01 to 06/30/2021	12/31/2020	06/30/2020	06/30/2021	01/01 to 06/30/2021	12/31/2020	06/30/2020
Cash	14,246,967	-	12,913,526	-	14,246,967	-	12,896,899	-
Banco Santander Espanha (1)	1,028,740	-	2,475,959	-	1,028,740	-	2,459,332	-
Santander Bank, National Association	13,055,742	-	10,315,450	-	13,055,742	-	10,315,450	-
Others	162,485	-	122,117	-	162,485	-	122,117	-
Interbank Investments	80,038,869	1,696,589	74,635,984	2,166,942	-	1,471	-	7,904
Aymoré CFI (2)	49,872,210	1,230,906	45,970,236	1,228,843	-	-	-	-
Banco Santander Espanha (1)	-	1,471	-	7,876	-	1,471	-	7,904
Banco PSA	857,163	26,255	1,012,276	1,725	-	-	-	-
Banco RCI Brasil S.A. (2)	3,034,167	71,708	3,565,452	103,524	-	-	-	-
Bandepe (2)	22,887,484	290,944	21,429,296	292,099	-	-	-	-
Banco Olé Consignado	-	-	-	480,182	-	-	-	-
Others	3,387,845	75,305	2,658,724	52,693	-	-	-	-
Securities	2,739,163	54,965	312,469	6,518	1,071,413	30,488	-	-
Santander Leasing (2)	316,433	3,965	312,469	6,518	-	-	-	-
Apolo Fundo de Investimento em Direitos Creditórios	1,071,413	30,488	-	-	1,071,413	30,488	-	-
Verbena FCVS - Fundo de Investimento em Direitos Creditórios	1,351,317	20,512	-	-	-	-	-	-
Derivatives Financial Instruments - Net	(3,096,825)	333,557	(2,584,973)	1,235,619	(589,942)	1,173,191	(1,103,558)	(1,823,457)
Real Fundo de Investimento Multimercado Santillana Crédito Privado (Fundo de Investimento Santillana) (3)	46,992	125,300	(130,038)	(544,108)	46,992	125,300	(130,038)	(544,108)
Banco Santander Espanha (1)	(636,934)	1,047,772	(978,700)	(1,207,616)	(636,934)	1,047,772	(973,520)	(1,279,487)
Santander FI Amazonas (2)	357,533	193,456	162,513	-	-	-	-	-
Santander FI Hedge Strategies (2)	(3,103,386)	(1,028,491)	(1,052,385)	1,373,287	-	-	-	-
Santander Hermes Multi Créd Priv Infra Fundo de Investimentos	66,784	(2,303)	92,370	-	-	-	-	-
Santander FI Diamantina (2)	172,186	(2,296)	(678,733)	1,465,516	-	-	-	-
Key Management Personnel	-	119	-	-	-	119	-	138
Others	-	-	-	148,540	-	-	-	-
Interfinancial Relations	20,746,336	1,917	17,447,264	9,879	20,744,185	677	-	-
Getnet S.A.	20,744,185	677	17,444,497	5,303	20,744,185	677	-	-
Santander Leasing (2)	2,151	1,240	2,767	4,576	-	-	-	-

Loan Operations	126,307	923	1,149,718	446	96,096	923	98,522	461
Getnet S.A.	-	-	1,051,358	-	-	-	-	-
Gestora de Inteligência de Crédito	66,667	-	66,667	-	66,667	-	66,667	-
Loop Gestão de Pátios S.A.	10,727	-	11,966	-	10,727	-	11,966	-
Gestão Integrada de Recebíveis do Agronegócio S.A.	30,211	-	-	-	-	-	-	-
Key Management Personnel	18,702	923	19,727	446	18,702	923	19,889	461
Dividends and Bonuses Receivables	844	-	260,899	-	18,621	-	18,568	-
Aymoré CFI (2)	-	-	176,537	-	-	-	-	-
Santander CCVM (2)	-	-	5,179	-	-	-	-	-
Bandepe (2)	-	-	855	-	-	-	-	-
Banco RCI Brasil S.A. (2)	-	-	20,536	-	-	-	-	-
Santander Brasil Tecnologia S.A. (2)	-	-	13,438	-	-	-	-	-
Santander Leasing (2)	-	-	3,507	-	-	-	-	-
Santander Corretora de Seguros (2)	-	-	5,459	-	-	-	-	-
Webmotors S.A.	-	-	-	-	18,455	-	18,455	-
Getnet S.A.	-	-	29,488	-	-	-	-	-
Others	844	-	5,900	-	166	-	113	-
Trading Account	554,874	641	342,974	4,116	554,874	641	342,974	89,364
Banco Santander Espanha (1)	554,874	641	342,974	4,116	554,874	641	342,974	89,364
Foreign Exchange Portfolio - Net	(13,959)	(93,024)	(353,445)	881,385	(13,959)	(93,024)	(353,445)	881,385
Banco Santander Espanha (1)	(13,959)	(93,229)	(353,445)	881,325	(13,959)	(93,229)	(353,445)	881,325
Key Management Personnel	-	205	-	60	-	205	-	60
Income Receivable	855,113	914,835	892,761	959,630	862,534	1,583,014	915,137	1,114,259
Zurich Santander Brasil Seguros e Previdência S.A. (6)	790,853	791,448	835,680	849,750	798,274	1,453,730	858,056	963,317
Zurich Santander Brasil Seguros S.A. (6)	64,260	123,387	57,081	109,880	64,260	129,284	57,081	150,942
Receivables from Affiliates	50,676	316,031	20,353	319,289	48,157	45,424	13,681	5,047
Santander Capitalização S.A. (2)	-	-	-	3,015	-	-	-	-
Aymoré CFI (2)	-	180,486	-	220,732	-	-	-	-
Santander FI Diamantina (2)	1,762	9,871	1,604	14,781	-	-	-	-
Santander Brasil Gestão de Recursos Ltda. (3)	169	1,763	169	4,443	169	1,763	169	4,443
Super Pagamentos e Administração de Meios Eletrônicos S.A.	-	-	-	-	185	1,187	532	-
Santander Brasil Tecnologia S.A. (2)	-	489	-	489	-	-	-	-
Santander CCVM (2)	412	35,528	-	33,046	-	-	-	-
Gesban Servicios Administrativos Globales, S.L.	-	-	-	-	-	-	23	-
Santander Brasil Consórcio	682	16,184	419	10,518	-	-	-	-
Santander Corretora de Seguros (2)	-	24,820	-	16,799	-	-	-	-
Esfera Fidelidade S.A.	3,789	1,873	4,757	1,540	-	-	-	-
Banco Santander Espanha (1)	4,516	-	4,516	-	4,516	-	4,516	-
Santander Digital Assets, SL	-	-	-	-	-	-	8,105	-
Santander FI Hedge Strategies (2)	9,794	2,999	6,795	2,429	-	-	-	-
Getnet S.A.	28,498	29,032	632	3,003	42,947	39,871	-	-
Santander Caceis Brasil DTVM S.A. (3)	-	1,949	-	-	-	1,949	-	-
Others	1,054	11,037	1,461	8,494	340	654	336	604
Non Operating Income	-	-	-	168,588	-	-	-	168,588

Super Pagamentos e Administração de Meios Eletrônicos S.A.	-	-	-	168,588	-	-	-	168,588
Other Receivables - Others	610,518	57,980	1,452,382	154,774	601,262	90,401	1,486,386	37,959
Gesban Servicios Administrativos Globales, S.L.	-	-	-	-	-	-	1,486,341	8,006
Banco Santander Espanha (1)	448,997	-	1,444,376	-	449,056	-	-	(35)
Santander Capitalização S.A. (2)	5,092	34,239	4,416	129,984	-	-	-	-
Banco Santander International (3)	-	22,534	-	23,721	-	22,534	-	23,721
Santander Caceis Brasil DTVM S.A. (3)	-	750	-	750	-	750	-	4,263
Santander Brasil Gestão de Recursos Ltda. (3)	-	-	-	-	-	461	-	-
Santander Global Thechnology, S.L., SOCI	152,188	-	-	-	152,188	-	45	-
Key Management Personnel	3	184	-	93	3	184		143
Others	4,238	273	3,590	226	15	66,472	-	1,861
Deposits	(27,438,804)	784,022	(23,503,316)	406,918	(1,573,837)	(6,994)	(946,054)	(16,603)
Bandepe	-	-	-	(1,084)	-	-	-	-
Santander Leasing (2)	(28,212)	(424)	(81,354)	-	-	-	-	-
Banco Santander Espanha (1)	(338,064)	-	(13,156)	-	(338,064)	-	(55,059)	-
Aymoré CFI (2)	(387,481)	(5,404)	(190,480)	(19,848)	-	-	-	-
Zurich Santander Brasil Seguros e Previdência S.A. (6)	-	-	(64,836)	-	-	-	(64,836)	-
Zurich Santander Brasil Seguros S.A. (6)	(5,723)	-	(6,443)	-	(5,723)	-	(6,443)	-
Santander Brasil Gestão de Recursos Ltda. (3)	(331)	(4)	(335)	(3,174)	(331)	(4)	(335)	(3,174)
Fundo de Investimento Santillana (3)	(52)	-	(44)	(3,314)	(52)	-	(44)	(3,314)
Santander Brasil Tecnologia S.A. (2)	(240)	-	(780)	(53)	-	-	-	-
Banco RCI Brasil S.A. (2)	(126,954)	(3,227)	(226,046)	(3,316)	-	-	-	-
Santander Caceis Brasil DTVM S.A. (3)	(77)	-	(581,543)	(9,098)	(77)	-	(581,543)	(9,098)
Getnet S.A.	(2,489)	-	(242,391)	-	(2,489)	-	-	-
Santander FI Diamantina (2)	(25,031,477)	802,139	(21,416,222)	452,610	-	-	-	-
Super Pagamentos e Administração de Meios Eletrônicos S.A.	(15,508)	-	(36,390)	(1)	(15,508)	-	(36,390)	(1)
Banco Santander (Suisse), S.A.	(1,002,453)	(5,447)	-	-	(1,002,453)	(5,447)	-	-
Key Management Personnel	(42,045)	(450)	(36,705)	(552)	(42,045)	(450)	(36,762)	(552)
Others	(457,698)	(3,161)	(606,591)	(5,252)	(167,095)	(1,093)	(164,642)	(464)
Repurchase Commitments	(6,314,080)	(118,107)	(7,160,549)	(87,367)	(2,335,131)	(32,773)	(2,186,105)	(22,824)
Santander FI Amazonas (3)	(526,610)	(8,196)	(501,984)	(3,210)	-	-	-	-
Super Pagamentos e Administração de Meios Eletrônicos S.A.	-	-	-	(1,806)	-	-	-	(1,806)
Santander Leasing (2)	(44,531)	(445)	(151,438)	(20,457)	-	-	-	-
Santander CCVM (2)	(217,871)	(2,388)	(202,222)	(2,074)	-	-	-	-
Santander FI SBAC (2)	(1,761,154)	(37,480)	(2,797,429)	(19,584)	-	-	-	-
Santander FI Guarujá (2)	(381,318)	(4,777)	(472,220)	(6,861)	-	-	-	-
Santander FI Diamantina (2)	(385,999)	(15,985)	(460,034)	(6,062)	-	-	-	-
Santander FI Unix (2)	(25,941)	(323)	(25,457)	(2,332)	-	-	-	-
Fundo de Investimento Santillana (3)	(2,257,367)	(32,731)	(2,186,104)	(21,011)	(2,257,367)	(32,731)	(2,186,104)	(21,011)
Pessoal Chave da Administração	-	(3)	-	(7)	-	(3)	-	(7)
Others	(713,289)	(15,779)	(363,661)	(3,963)	(77,764)	(39)	(1)	-
Funds from Acceptance and Issuance of Securities	(119,229)	(2,392)	(117,368)	(1,959)	(119,229)	(2,392)	(117,368)	(1,959)
Key Management Personnel	(119,229)	(2,392)	(117,368)	(1,959)	(119,229)	(2,392)	(117,368)	(1,959)
Loan and Onlendings	(15,017,766)	(12,087)	(10,401,564)	(1,383)	(15,017,766)	(12,087)	(10,401,564)	(1,383)

Banco Santander Espanha (1)	(15,017,766)	(12,087)	(10,401,564)	(1,383)	(15,017,766)	(12,087)	(10,401,564)	(1,383)
Dividends and Bonuses in Paying	-	-	(508,491)	(10,140)	-	-	(508,491)	(10,140)
Banco Santander Espanha (1)	-	-	(195)	-	-	-	(195)	-
Sterrebeeck B.V. (2)	-	-	(268,406)	-	-	-	(268,406)	-
GES (1) (3)	-	-	(239,890)	-	-	-	(239,890)	-
Key Management Personnel	-	-	-	(10,140)	-	-	-	(10,140)
Payables from Affiliates	(290,185)	(939,592)	(361,599)	(1,100,174)	(194,095)	(579,760)	(82,479)	(771,170)
Santander Brasil Tecnologia S.A. (2)	-	(130,778)	(4,353)	(216,586)	-	-	-	-
Banco Santander Espanha (1)	(109,910)	(110,426)	(202,787)	(611,455)	(109,931)	(110,426)	(21)	(611,455)
Santander Corretora de Seguros, Investimento e Serviços S.A.	(16,157)	(85,863)	-	-	-	-	-	-
Santander Corretora de Seguros (2)	-	-	(14,751)	(91,769)	-	-	-	-
Getnet S.A.	(19,245)	(202,889)	(17,573)	(11,280)	(19,508)	(203,856)	-	-
Santander Caceis Brasil DTVM S.A. (3)	(9,716)	(29,650)	(9,373)	(22,963)	(9,716)	(29,650)	(9,373)	(22,963)
Santander Leasing (2)	(79,374)	-	(79,374)	-	-	-	-	-
Santander Tecnologia e Inovação Ltda	-	(66,418)	-	-	-	-	-	-
Santander Brasil Asset Management DTVM S.A (3)	-	-	-	-	-	-	(95)	(259)
Zurich Santander Brasil Seguros e Previdência S.A. (6)	-	-	-	-	-	14,431	(40,550)	-
Santander Global Technology, S.L., SOCI	(53,315)	(225,813)	(31,774)	(119,503)	(53,315)	(225,813)	(31,774)	(119,892)
Others	(2,468)	(103,112)	(1,614)	(26,618)	(1,625)	(24,446)	(666)	(16,601)
Subordinated Debts	(12,626,300)	(146,190)	(13,119,660)	(4,305,699)	(12,626,300)	(146,190)	(13,119,660)	(4,305,699)
Banco Santander Espanha (1)(4)	(12,626,300)	(146,190)	(13,119,660)	(4,305,699)	(12,626,300)	(146,190)	(13,119,660)	(4,305,699)
Donations	-	(8,200)	-	(8,300)	-	(8,940)	-	(9,130)
Fundação Sudameris	-	(8,200)	-	(8,300)	-	(8,200)	-	(8,300)
Fundação Santander	-	-	-	-	-	(740)	-	(830)
Other Payables - Others	(1,586,865)	(597,908)	(6,210,051)	(923,378)	(527,514)	(521,643)	(672,658)	(535,877)
Banco Santander Espanha (1)	-	-	-	(1,837)	-	-	-	(1,943)
TecBan	-	-	-	(186,316)	-	-	-	(186,316)
Santander Brasil Tecnologia S.A. (2)	-	(106,474)	-	(110,980)	-	-	-	-
Aquanima Brasil Ltda. (3)	-	(17,414)	-	(14,608)	-	(17,505)	-	(14,697)
Santander Caceis Brasil DTVM S.A. (3)	-	(2,164)	-	(2,020)	-	(2,164)	-	(2,020)
Zurich Santander Brasil Seguros e Previdência S.A. (6)	(25,118)	-	(17,713)	-	(48,819)	(14,427)	(38,135)	(12,201)
Getnet S.A.	(248,834)	(158,489)	(5,576,635)	(318,356)	(249,795)	(158,489)	-	-
Verbena FCVS - Fundo de Investimento em Direitos Creditórios	(1,097,822)	-	-	-	-	-	-	-
Key Management Personnel	(213,783)	(306,237)	(615,469)	(279,987)	(228,377)	(323,682)	(633,276)	(311,682)
Others	(1,308)	(7,130)	(234)	(9,274)	(523)	(5,376)	(1,247)	(7,018)
Guarantees and Limits	14,059	41	11,038	27	14,059	41	11,038	27
Key Management Personnel (7)	14,059	41	11,038	27	14,059	41	11,038	27

(1) Controlling - Banco Santander is indirectly controlled by Banco Santander Spain (Notes 1 and 30.d), through its subsidiaries GES and Sterrebeeck B.V.

(2) Direct or indirect subsidiary of Banco Santander.

(3) Direct or indirect subsidiary of Banco Santander Spain.

(4) Refers to the portion acquired by the Controller from the PR Optimization Plan carried out in the first half of 2018.

(5) Corresponds to amounts receivable related to Acquisition.

(6) Significant Influence of Banco Santander Spain.

(7) Refers to the registration in clearing accounts of Guarantees and Limits of credit operations with Key Management Personnel.

22.   Income from Services Rendered and Banking Fees

		Bank		Consolidated
	01/01 to 06/30/2021	01/01 to 06/30/2020	01/01 to 06/30/2021	01/01 to 06/30/2020

Asset Management	384,305	293,212	672,441	478,262
Checking Account Services	1,924,138	1,883,449	1,924,846	1,886,283
Lending Operations and Income from Guarantees Provided	564,930	512,040	750,926	670,355
Lending Operations	231,324	216,868	417,320	375,183
Income Guarantees Provided	333,606	295,172	333,606	295,172
Insurance Fees	946,972	1,074,644	1,663,113	1,464,206
Cards (Debit and Credit) and Acquiring Services	2,161,337	1,742,809	2,635,031	2,562,007
Collection	748,086	715,773	743,195	717,643
Brokerage, Custody and Placement of Securities	562,510	335,219	718,956	477,462
Others	188,814	100,147	443,216	328,127
Total	7,481,091	6,657,293	9,551,724	8,584,345

23.   Personnel Expenses

		Bank		Consolidated
	01/01 to 06/30/2021	01/01 to 30/30/2020	01/01 to 06/30/2021	01/01 to 06/30/2020

Compensation	1,699,140	1,826,713	1,958,920	2,066,652
Charges	660,449	658,311	767,764	775,393
Benefits	594,143	631,309	706,617	724,363
Training	19,452	23,188	22,268	25,442
Others	375	2,828	30,207	29,776
Total	2,973,558	3,142,349	3,485,775	3,621,626

24.   Other Administrative Expenses

		Bank		Consolidated
	01/01 to 06/30/2021	01/01 to 06/30/2020	01/01 to 06/30/2021	01/01 to 06/30/2020

Depreciation and Amortization	2,289,078	1,257,520	2,413,988	1,512,014
Outsourced and Specialized Services	1,071,342	883,218	1,268,193	1,171,919
Communications	175,420	183,084	182,066	194,710
Data Processing	1,438,358	1,318,879	1,287,645	1,321,438
Advertising, Promotions and Publicity	200,960	211,203	257,864	275,672
Rentals	395,144	395,265	398,205	404,137
Transportation and Travel	37,150	45,976	47,735	58,553
Financial System Services	150,257	129,434	186,616	168,513
Security and Money Transport	273,072	291,742	274,175	292,274
Asset Maintenance and Upkeep	145,014	131,340	156,867	147,124
Water, Electricity and Gas	95,207	99,268	97,321	101,372
Materials	34,028	40,203	40,558	45,117
Others	410,344	292,721	433,845	440,639
Total	6,715,375	5,279,853	7,045,077	6,133,482

25.   Other Operating Income

		Bank		Consolidated
	01/01 to 06/30/2021	01/01 to 06/30/2020	01/01 to 06/30/2021	01/01 to 06/30/2020

Net Income Pension and Capitalization	-	-	272,350	247,674
Reversal of Operating Provisions - Fiscal (Note 19.c)	-	12,478	-	20,283
Monetary Adjustment of Escrow Deposits	89,156	194,100	106,148	222,440
Recoverable Taxes	147,406	104,250	155,573	121,134
Recovery of Charges and Expenses	590,416	601,061	436,561	474,281
Others	-	-	-	3
Others	676,867	1,421,342	1,687,170	2,903,158
Total	1,503,845	2,333,231	2,657,802	3,178,973

26.   Other Operating Expenses

		Bank		Consolidated
	01/01 to 06/30/2021	01/01 to 06/30/2020	01/01 to 06/30/2021	01/01 to 06/30/2020

Operating Provisions
Fiscal (Note 19.c)	27,039	-	35,084	-
Labor (Note 19.c)	477,174	513,953	482,040	534,785
Civil (Note 19.c)	178,478	192,461	231,111	274,091
Credit Cards	1,743,455	1,753,724	1,533,076	1,421,928
Actuarial Losses - Pension Plan	111,103	138,385	110,388	139,468
Legal Fees and Costs	91,095	41,900	91,008	44,883
Serasa and SPC (Credit Reporting Agency)	58,126	25,085	60,858	26,254
Brokerage Fees	38,808	40,850	38,030	40,897
Commissions	591,841	301,632	1,208,720	928,968
Financial Guarantees Provided	68,864	22,140	68,864	22,140
Others (1)	1,559,183	2,423,846	2,939,560	3,410,133
Total	4,945,166	5,453,976	6,798,739	6,843,547

(1) In the semesters ended June 30, 2021 and 2020, mainly includes monetary restatement on provisions for legal and administrative proceedings and legal obligations, provisions for the benefit guarantee fund and other provisions.

27.   Non-Operating Income

		Bank		Consolidated
	01/01 to 06/30/2021	01/01 to 06/30/2020	01/01 to 06/30/2021	01/01 to 06/30/2020

Result on sale of Investments	-	168,588	(59)	168,588
Result on Sale of Other Assets	48,891	30,607	45,565	21,150
Reversal (Recognition) of Allowance for Losses on Other Assets (1)	(18,008)	10,660	(12,901)	20,408
Expense on Assets Not in Use	(19,963)	(24,106)	(20,119)	(24,199)
Gains (Losses) of Capital	(3,212)	(739)	(3,278)	(2,977)
Other Income (Expenses)	44,876	45,820	18,869	53,613
Total	52,584	230,830	28,077	236,583

28.   Employee Benefit Plans

a) Complementary Retirement Plan

Banco Santander and its subsidiaries sponsor closed supplementary pension entities and assistance funds, with the purpose of granting retirement and pensions supplementary to those granted by Social Security, as defined in the basic regulations of each plan.

I) Banesprev

Plan I: defined benefit plan, fully funded by Banco Santander, covers employees hired after May 22, 1975, called Recipient Participants and those hired until May 22, 1975, called Aggregated Participants, who are entitled to the benefit. of annuity by death. Plan closed for new members since March 28, 2005.

Plan II: defined benefit plan, created as of July 27, 1994, with the new text of the Bylaws and Basic Regulation of Plan II in force, the participants of Plan I who opted for the new plan started to contribute with 44.9% of the costing rate stipulated by the actuary for each year, implemented in April 2012, extraordinary costing for the sponsor and participants, under the terms agreed with the Superintendency of Complementary Pension (PREVIC), due to a deficit in the plan. Plan closed for new members since June 3, 2005.

Plano V: defined benefit plan, fully funded by Banco Santander, covers employees hired until May 22, 1975, closed with benefits calculated until the end of the plan.

Retirement and Pension Complement Plan - Pre 75: defined benefit plan, created as a result of the privatization process of Banespa, managed by Banesprev and offered only to employees hired until May 22, 1975, with the effective starting date on January 1, 2000. Plan closed for new members since April 28, 2000.

Plan III: variable contribution plan, aimed at employees hired after May 22, 1975, previously covered by Plans I and II. In this plan, contributions are made by the sponsor and the participants. Benefits are in the form of defined contribution during the period of contributions and defined benefit during the benefit receiving phase, if paid in the form of lifetime monthly income. Plan closed for new members since September 1, 2005.

Plan IV: variable contribution plan, aimed at employees hired from November 27, 2000, in which the sponsor only contributes to risk benefits and administrative costs. In this plan, the programmed benefit is in the form of defined contribution during the period of contributions and defined benefit during the benefit receiving phase, in the form of lifetime monthly income, in whole or in part of the benefit. The plan's risk benefits are in the form of a defined benefit. Plan closed for new members since July 23, 2010.

Three Plans (DCA, DAB and CACIBAN): supplementary retirement and pensions for former associates, arising from the acquisition process of the former Banco Meridional, constituted under the defined benefit modality. Plans closed for new adhesions before the acquisition of Grupo Bozano Simonsen by Banco Santander in November 1999.

Sanprev I Plan: defined benefit plan, created on September 27, 1979, covering employees of sponsors enrolled in the plan and has been in the process of extinction since June 30, 1996.

Sanprev II Plan: plan that offers risk coverage, temporary pension supplementation, disability retirement and death benefit and sickness benefit supplementation and birth aid, covering the employees of the sponsors enrolled in the plan, being funded exclusively by the sponsors, through monthly contributions, when indicated by the actuary. Plan closed for new members since March 10, 2010.

Sanprev III Plan: variable contribution plan, covering employees of sponsors who opted to contribute, through contributions freely chosen by participants from 2% of the contribution salary. In this plan, the benefit is defined contribution during the contribution phase and defined benefit during the benefit receiving phase, in the form of lifetime monthly income, in whole or in part of the benefit. Plan closed for new members since March 10, 2010.

II) Bandeprev - Bandepe Social Security (Bandeprev)

Defined benefit plan sponsored by Banco Bandepe S.A. and Banco Santander, managed by Bandeprev. The plans are divided into a basic plan and a special supplementary retirement plan, with differences in eligibility, contributions and benefits by subgroups of participants. The plans have been closed to new adhesions since 1999 for the employees of Banco Bandepe S.A. and for the others since the year 2011.

III) Other Plans

SantanderPrevi - Private Pension Society (SantanderPrevi): is a closed supplementary pension entity, whose objective is to establish and implement pension benefit plans, complementary to the general social security system, in accordance with current legislation.

SantanderPrevi's Retirement Plan is structured in the Defined Contribution modality and closed to new members since July 2018, as approved by PREVIC, and the contributions are shared between the sponsoring companies and the plan's participants. The amounts appropriated by the sponsors for the first half of 2020 were R$25,160 (2020 - R$31,442) in the Bank and R$28,106 (2019 - R$35,670) in the Consolidated.

It has 10 cases of benefits granted with annuity from a previous plan.

SBPREV - Santander Brasil Open Pension: as of January 2, 2018, Santander started to offer this new optional supplementary pension program for new hired employees and for employees who were not enrolled in any other pension plan managed by the Closed Entities Complementary Pension Plan of the Group. This new program includes the PGBL- Free Benefit Generator Plan and VGBL-Vida Free Benefit Generator Plan, managed by Icatu Seguros, an Open Supplementary Pension Entity, open to new members, and their contributions are shared between the instituting/stipulator-enrolling companies and plan participants.

The amounts appropriated by the sponsors in the first half of 2021 were R$6,605 (2020 - R$5,543) in the Bank and R$7,888 (2020 - R$6,781) in the Consolidated.

Determination of Net Actuarial Assets (Liabilities)

						Bank
			06/30/2021			12/31/2020
	Banesprev	Santander-Previ	Bandeprev	Banesprev	Santander-Previ	Bandeprev
Conciliation of Assets and Liabilities
Present Value of Actuarial Obligations	(25,838,533)	(4,664)	(1,653,049)	(26,473,946)	(4,793)	(1,660,637)
Fair Value of Plan Assets	27,178,500	3,900	2,320,477	25,437,174	3,811	2,348,686
	1,339,967	(764)	667,428	(1,036,772)	(981)	688,049
Being:
Superavit	3,645,655	-	667,428	2,090,021	-	688,049
Deficit	(2,305,688)	(764)	-	(3,126,793)	(981)	-
Amount not Recognized as Assets	3,376,208	-	659,905	1,806,472	-	680,586
Net Actuarial Asset (Note 8)	269,447	-	7,523	283,549	-	7,463
Net Actuarial Liability (Note 14)	(2,305,688)	(764)	-	(3,126,793)	(981)	-
Payments Made on the Actuarial Liabilities	570,931	-	(2)	40,987	-	(5)
Revenues (Expenses) Recorded on the Actuarial Liabilities (Note 29)	(96,656)	(39)	97	(220,104)	(65)	(1,690)
Other Equity Valuation Adjustments	(3,581,827)	(143)	8,519	(3,926,432)	(399)	8,555
Actual Return on Plan Assets	2,064,350	(341)	41,852	4,581,173	140	146,784

						Consolidated
			06/30/2021			12/31/2020
	Banesprev	Santander-Previ	Bandeprev	Banesprev	Santander-Previ	Bandeprev
Conciliation of Assets and Liabilities
Present Value of Actuarial Obligations	(26,361,503)	(4,664)	(1,653,049)	(27,015,987)	(4,793)	(1,660,637)
Fair Value of Plan Assets	27,949,556	3,900	2,320,477	26,282,394	3,811	2,348,686
	1,588,053	(764)	667,428	(733,593)	(981)	688,049
Being:
Superavit	3,921,562	-	667,428	2,435,321	-	688,049
Deficit	(2,333,509)	(764)	-	(3,168,914)	(981)	-
Amount not Recognized as Assets	3,583,370	-	659,905	2,081,634	-	680,586
Net Actuarial Asset (Note 8)	338,192	-	7,523	353,686	-	7,463
Net Actuarial Liability (Note 14)	(2,333,509)	(764)	-	(3,168,914)	(981)	-
Payments Made on the Actuarial Liabilities	571,066	-	(2)	41,369	-	(5)
Revenues (Expenses) Recorded on the Actuarial Liabilities (Note 29)	(95,761)	(39)	97	(221,172)	(65)	(1,690)
Other Equity Valuation Adjustments	(3,628,840)	(143)	8,519	(3,961,569)	(399)	8,555
Actual Return on Plan Assets	2,006,879	(341)	41,852	4,679,921	140	146,784

Opening of gains (losses) actuarial from experience, financial assumptions and demographic hypotheses:

						Bank
			06/30/2021			12/31/2020
	Banesprev	Santander-Previ	Bandeprev	Banesprev	Santander-Previ	Bandeprev
Experience Plan	(1,167,480)	35	(7,808)	(786,329)	(115)	(18,897)
Changes in Financial Assumptions	1,778,950	-	-	79,057	11	4,762
Changes in Demographic Assumptions	-	-	-	-	-	-
Gain (Loss) Actuarial - Obligation	611,470	35	(7,808)	(707,273)	(105)	(14,135)
Return on Investment, Return Unlike Implied Discount Rate	1,229,394	221	(36,116)	2,965,190	(136)	(13,655)
Gain (Loss) Actuarial - Asset	1,229,394	221	(36,116)	2,965,190	(136)	(13,655)
Change in Irrecoverable Surplus	(1,508,135)	-	43,889	(1,322,356)	-	34,305

						Consolidated
			06/30/2021			12/31/2020
	Banesprev	Santander-Previ	Bandeprev	Banesprev	Santander-Previ	Bandeprev
Experience Plan	(1,183,548)	35	(7,808)	(788,883)	(115)	(18,897)
Changes in Financial Assumptions	1,815,228	-	-	80,862	11	4,762
Changes in Demographic Assumptions	-	-	-	-	-	-
Gain (Loss) Actuarial - Obligation	631,679	35	(7,808)	(708,021)	(105)	(14,135)
Return on Investment, Return Unlike Implied Discount Rate	1,143,678	221	(36,116)	3,008,388	(136)	(13,655)
Gain (Loss) Actuarial - Asset	1,143,678	221	(36,116)	3,008,388	(136)	(13,655)
Change in Irrecoverable Surplus	(1,430,752)	-	43,889	(1,352,687)	-	34,305

The table below shows the duration of the actuarial obligations of the plans sponsored by Banco Santander on June 30, 2021 and December 31, 2020:

		Duration (in Years)
Plans	06/30/2021	12/31/2020
Banesprev
Plano I	11.92	11.92
Plano II	11.59	12.38
Plano III	10.79	10.79
Plano IV	14.80	14.80
Plano V	8.69	9.24
Pré-75	9.49	10.10
Meridional DCA, DAB e CACIBAN	6.46/5.88/7.06	6.46/5.88/7.06
Sanprev
Plano I	6.93	6.93
Plano II	11.57	11.57
Plano III	10.46	10.46
Bandeprev
Plano Básico	10.08	10.08
Plano Especial I	6.80	6.8
Plano Especial II	6.53	6.53
SantanderPrevi
SantanderPrevi	7.69	7.69

b) Medical and Dental Assistance Plan

Cabesp - Employee Beneficent Fund of the Bank of the State of São Paulo: entity dedicated to covering medical and dental expenses of employees hired until the privatization of Banespa in 2000, as defined in the entity's bylaws.

Retired by HolandaPrevi (former name of SantanderPrevi): the Retirement health care plan is for life and is a closed group. Upon termination, the employee must have completed 10 years of employment with Banco Real and 55 years of age. In this case, the continuity of the medical care plan was offered, where the employee pays 70% of the monthly fee and the Bank subsidizes 30%. This rule was in force until December 2002 and after this period, the employee who was dismissed, with the status of Retired HolandaPrevi, bears 100% of the health plan's monthly fee.

Former Banco Real Employees (Retired by Circulars): this is the granting of medical assistance to a former employee of Banco Real. With a lifetime nature, it was granted in the same condition as the active employee, that is, with the same coverage and plan design.

Only the basic plans and the first standard apartment are eligible, if you choose the apartment plan, the beneficiary assumes the difference between the plans plus the co-participation in the basic plan. No new additions of dependents are allowed. It has a subsidy of 90% of the plan.

Retired by Bandeprev: medical assistance plan granted to retirees from Banco do Estado de Pernambuco; it is a lifetime benefit. Banco Santander subsidizes 50% of the plan's value for those who retired until November 27, 1998. For those who retired after that date, the subsidy is 30%.

Directors with Lifetime Benefit (Lifetime Directors): only a small closed group of former Directors from Banco Sudameris are part of this benefit, who are 100% subsidized by the Bank.

Free Clinic: free clinic medical assistance plan is offered on a lifetime basis to retirees who have contributed to the Sudameris Foundation for at least 25 years and has a different standard, if the user chooses an apartment. The plan is offered only in standard infirmary, a situation in which the cost is 100% from the Sudameris Foundation.

Law 9,656 (Directors): Officers, Executive Officers, Vice Presidents and Chief Executive Officer may, for free, opt for a lifetime health care plan, in case of termination of the relationship with Banco Santander or companies of its conglomerate without just cause; provided they meet the following requirements: have contributed for at least 3 (three) years to the health plan; have exercised the function of director at Banco Santander or companies of its conglomerate for at least 3 (three) years; be 55 years of age. The plan will be maintained in the same way as the DIRECTOR enjoyed at the time of his dismissal, including the payment of his share, which must be made by means of a bank slip. Dependents active at the time of dismissal will be kept in the same plan as the DIRECTOR, and the inclusion of new dependents is not allowed under any circumstances.

Life Insurance for Retirees (Life Insurance): granted to retirees by Circulars: indemnity in cases of Natural Death, Disability due to Illness, Accidental Death. The subsidy is 45% of the prize amount. It is a closed mass.

Caixas Assistencial Life Insurance (Life Insurance): included in the life insurance mass in December 2018, the insurance of retirees from the DCA, DAB and CACIBAN plans. This insurance was granted to retirees of the former Banco Meridional, the coverage was in accordance with the retiree's choice at the time of adhesion to the benefit. The Bank subsidy is 50% of the premium for the holder and some retirees have the spouse clause bearing 100% of the cost. It is a closed mass.

Additionally, retired employees are guaranteed, provided that they comply with certain legal requirements and assume the full payment of the respective contributions, the right to remain as a beneficiary of the Banco Santander health plan, under the same conditions of assistance coverage they enjoyed when it was in force. of their employment contracts. Banco Santander's obligations to retirees are valued using actuarial calculations based on the present value of current costs.

Determination of Net Actuarial Assets (Liabilities)

				Bank				Consolidado
		06/30/2021		12/31/2020		06/30/2021		12/31/2020
	Cabesp	Other Plans	Cabesp	Other Plans	Cabesp	Other Plans	Cabesp	Other Plans
Conciliation of Assets and Liabilities
Present Value of Actuarial Obligations	(4,670,678)	(766,905)	(4,960,995)	(759,370)	(4,857,886)	(766,905)	(5,158,657)	(759,370)
Fair Value of Plan Assets	5,243,352	-	5,191,809	-	(5,453,513)	-	5,398,667	-
	572,674	(766,905)	230,814	(759,370)	595,628	(766,905)	240,010	(759,370)
Being:
Superavit	572,674	-	-	-	595,628	-	-	-
Deficit	-	(766,905)	230,814	(759,370)	-	(766,905)	240,010	(759,370)
Amount not Recognized as Assets	572,674	-	(230,814)	-	595,628	-	(240,010)	-
Net Actuarial Asset (Note 12)	-	-	230,814	-	-	-	240,010	-
Net Actuarial Liability (Note 19)	-	(766,905)	230,814	(759,370)	-	(766,905)	240,010	(759,370)
Payments Made on the Actuarial Liabilities	66,732	18,997	129,526	38,449	68,061	18,997	132,253	38,449
Revenues (Expenses) Recorded on the Actuarial Liabilities (Note 31)	1,698	(28,243)	(14,878)	(61,247)	1,416	(28,243)	(15,851)	(61,247)
Other Equity Valuation Adjustments	(1,122,544)	(169,626)	(1,053,068)	(171,337)	(1,106,237)	(169,626)	(1,037,807)	(171,337)
Actual Return on Plan Assets	138,614	-	332,520	-	146,791	-	343,053	-

Opening of gains (losses) actuarial from experience, financial assumptions and demographic hypotheses:

				Bank				Consolidated
		06/30/2021		12/31/2020		06/30/2021		12/31/2020
	Cabesp	Other Plans	Cabesp	Other Plans	Cabesp	Other Plans	Cabesp	Other Plans
Experience Plan	(57,959)	1,711	192,944	81,964	(60,575)	1,711	207,273	81,964
Changes in Financial Assumptions	369,885	-	158,480	18,015	(384,005)	-	164,105	18,015
Changes in Demographic Assumptions	-	-	-	(20,621)	-	-	-	(20,621)
Gain (Loss) Actuarial - Obligation	311,926	1,711	351,424	79,357	323,430	1,711	371,378	79,357
Return on Investment, Return Unlike Implied Discount Rate	(46,737)	-	(30,265)	-	(45,857)	-	(34,409)	-
Gain (Loss) Actuarial - Asset	(46,737)	-	(30,265)	-	(45,857)	-	(34,409)	-
Change in Irrecoverable Surplus	(333,620)	-	(230,814)	-	(347,049)	-	(240,010)	-

The table below shows the duration of the actuarial obligations of the plans sponsored by Banco Santander on June 30, 2021 and December 31, 2020:

		Duration (in Years)
Plans	06/30/2021	12/30/2020
Cabesp	14.29	15.03
Bandepe	14.98	14.98
Free Clinic	11.47	11.47
Lifelong Directors	9.27	9.27
Health Directors	25.65	25.65
Circular (1)	13.47 and 11.92	13.47 and 11.92
Life Insurance	7.99	7.99

(1) The duration of 12.15 refers to the Former Employees of Banco ABN Amro plan (12/31/2018 – 11.72) and 11.93 to the Former Employees of Banco Real plan (12/31/2018) – 10.68).

c) Management of Plan Assets

The main asset categories as a percentage of total plan assets as of December 31, 2020, valid as of June 30, 2021, are as follows:

		Bank/Consolidated
	06/30/2021	12/31/2020
Equity Instruments	0.0%	0.0%
Debt Instruments	97,4%	97.4%
Real Estate	0.2%	0.2%
Others	2.5%	2.5%

d) Actuarial Assumptions Adopted

Below are the actuarial assumptions adopted:

				Bank/Consolidated
		06/30/2021		12/31/2020
Nominal Discount Rate for Actuarial Obligation and Rate Calculation of Interest Under Assets to the Next Year	Pension	Health	Pension	Health
Estimated Long-term Inflation Rate	6.8%	7.1%	6.8%	7.1%
Estimated Salary Increase Rate	6.8%	7.1%	3.3%	3.3%
Boards of Mortality	3.3%	3.3%	3.8%	3.8%
Nominal Discount Rate for Actuarial Obligation and Rate Calculation of Interest Under Assets to the Next Year	0,0377	N/A	AT2000	AT2000

(1) Banesprev II, V and Pré 75;

(2) Cabesp.

e) Sensitivity Analysis

The assumptions related to the significant actuarial assumptions have an effect on the amounts recognized in income and on the present value of the obligations. Changes in the interest rate, mortality table and health care cost, on June 30, 2021 and December 31, 2020, would have the following effects:

				Banco/Consolidado
		06/30/2021		31/12/2020
	Effect on Current Service Cost and Interest	Effect on the Present Value of Obligations	Effect on Current Service Cost and Interest	Effect on the Present Value of Obligations
Discount Rate
(+)0,5%	(28,711)	(402,547)	(28,711)	(402,547)
(-)0,5%	32,099	450,049	32,099	450,049
Boards of Mortality
Applied (+) 2 years	(47,637)	(667,904)	(47,637)	(667,904)
Applied (-) 2 years	54,226	760,289	54,226	760,289
Cost of Medical Care
(+)0,5%	34,718	486,769	34,718	486,769
(-)0,5%	(31,637)	(443,569)	(31,637)	(443,569)

f) Share-Based Compensation

Banco Santander has long-term compensation programs linked to the performance of the market price of its shares. The members of Banco Santander 's Executive Board are eligible for these plans, in addition to the participants who were determined by the Board of Directors, whose choice will consider seniority in the group. The members of the Board of Directors only participate in these plans when they hold positions in the Executive Board.

Program	Liquidity Type	Vesting Period	Period of Exercise/Settlement	01/01 to 06/30/2021		01/01 a 06/30/2021
Local	Santander Brasil Bank Shares	01/2019 to 12/2021	2022 and 2023	R$4,916,667	(*)	$4,550,000
		01/2020 to 12/2022	2023	R$4,668,000	(*)	R$4,000,000
		01/2020 to 12/2022	2023 and 2024	R$5,666,667	(*)	R$5,270,000
		01/2021 to 06/2024	2024	R$9,959,600	(*)	R$-
		01/2021 to 12/2023	2023	R$800,000	(*)	R$-
		07/2019 to 06/2022	2022	123,158	SANB11	123,158.22
		09/2020 to 09/2022	2022	467,873	SANB11	450,737.84
		01/2020 to 09/2023	2023	279,326	SANB11	281,030.94
		01/2021 to 12/2022	2023	238,342	SANB11	-
		01/2021 to 12/2023	2024	327,065	SANB11	-
		01/2021 to 01/2024	2024	39,944	SANB11	-
Globais	Santander Spain Shares and Options	2023		318,478	SAN (**)	13,820,000
		2023, with a limit for exercising the options until 2030		1,664,983	Opções s/ SAN (**)	854,927
		02/2024		142,215	SAN (**)	318,478
		02/2024, with a limit for exercising the options until 02/2029		424,268	Opções s/ SAN (**)	1,664,983
Balance of Plans on June 30, 2021				R$26,010,933	(*)	R$13,820,000
				1,475,708	SANB11	854.927
				460,693	SAN	318.478
				2,089,251	Opções s/ SAN	1.664.983

(*) Plan target in Reais, to be converted into SANB11 shares according to the achievement of the plan's performance indicators at the end of the vesting period, based on the quotation of the last 15 trading sessions of the month immediately preceding the grant.

(**) Target of the plan in SAN shares and options, to be paid in cash at the end of the vesting period, according to the achievement of the plan's performance indicators.

Our long-term programs are divided into Local and Global plans, with specific performance indicators and condition of maintaining the participant's employment relationship until the payment date in order to be entitled to receive.

The calculation of payment for the plans is carried out based on the percentage of achievement of the indicators applied to the reference value (target), with the Local plans being paid in SANB11 units and the Global plans in shares and options of Grupo Santander (SAN).

Each participant has a reference value defined in cash, converted into SANB11 units or shares and options of Grupo Santander (SAN), normally based on the quotation of the last 15 trading sessions of the month immediately preceding the granting of each plan. At the end of the vesting period, the resulting shares are delivered with a 1-year restriction, and this payment is still subject to the application of the Malus/Clawback clauses, which may reduce or cancel the shares to be delivered in cases of non-compliance with internal rules and exposure to excessive risks.

f.1) Impact on Results

The impacts on the result are accounted for under Personnel Expenses, as follows:

		Bank		Consolidated
		01/01 to 06/30/2021	01/01 to 06/30/2020	01/01 to 06/30/2021	01/01 to 06/30/2020
Program	Liquidity Type
Local	Santander Brasil Bank Shares	9,426	-	10,107	-
Global	Santander Spain Shares and Options	1,544	-	1,958	-

f.2) Share-Referenced Variable Compensation

The long-term incentive plan (deferral) sets forth the requirements for payment of future deferred installments of variable remuneration, considering the long-term sustainable financial bases, including the possibility of applying reductions or cancellations due to the risks assumed and fluctuations the cost of capital.

The variable remuneration plan with payment referenced in Banco Santander shares is divided into 2 programs: (i) Identified Collective and (ii) Other Employees. The impacts on the result are accounted for under Personnel Expenses, as follows:

			Bank		Consolidated
Program	Participant	Liquidity Type	01/01 to 06/30/2021	01/01 to 06/30/2020	01/01 to 06/30/2021	01/01 to 06/30/2020
Collective Identified	Members of the Executive Committee, Statutory Officers and other executives who assume significant and responsible risks of control areas	50% in cash indexed to 100% of CDI and 50% in shares (Units SANB11)	14,384	4,851	14,212	3,453
Unidentified Collective	Management-level employees and employees who are benefited by the Deferral Plan	50% in cash indexed to 100% of CDI and 50% in shares (Units SANB11)	2,706	1,263	2,789	1,256

29.   Risk Management, Capital and Sensitivity Analysis

a) Risk Management Structure

Banco Santander in Brazil follows the model based on a prudent risk management. It has specialized management structure for each risk listed below, as well as an area that carries out the Integrated Risk Management of the Group, disseminates Risk Pro Culture, manages risk self-assessment and controls Risk Appetite (RAS) - which is approved by the Board of Directors -, attending the requirements of the local regulator and the international good practices, aiming to protect capital and ensure business profitability.

The fundamental principles that rule the risk governance model are:

•     All employees are responsible for the management of risk;

•     Senior Management Engagement;

•     Independence of risk control and management functions;

•     Comprehensive approach to management and control of risks;

•     Risk management and control must be based on timely, accurate and sufficiently granular management information.

A. Credit Risk

The credit risk management is based in monitoring of credit portfolio and new credit operation indicators. Considering the economic scenario, profitability and defaults projections are estimated under control of appetite for risk. These projections are the basis for a redefinition of credit policies, which affect both the credit evaluation for a specific customer as customers with similar profile.

Another relevant aspect is the preventive management of credit, which is fundamental in maintaining the quality of Banco Santander's portfolio. The monitoring of the customer portfolio is a daily routine of the entire commercial area, with the support of the central areas.

To measure the quality of a client’s or facility’s credit, the Bank uses its own models score/rating, made by Metodology and independent Validation areas.

On credit restructuring and recovery, the Bank uses specific collection teams, which may be:

• Internal teams specializing in with direct action against defaulting clients with delays exceeding 60 days and more significant amounts; and

• External partners specializing in collecting, notifying and filing high-risk clients.

Sale of non-performing loans portfolio is a recurrent part of the recovery strategy (only credit rights), but the Santander may maintain relationships and transactional means with assigned clients.

Besides, the bank constitutes provision in accordance with the current legislation of Bacen and National Monetary System (Note 8.e).

B. Market Risk Management

The management of the market risk consists on developing, measuring and monitoring the use of limits previously approved in internal committees, relevant to the value at risk of the portfolios, the sensitivities arising from variation in market data (interest rates, indices, prices, exchange rates, etc.), liquidity gaps, among others, which might affect the positions of Banco Santander's portfolios in the various markets where it operates.

C. Operational Risk and Internal Controls

Santander's operational risk management model is based on best practices and its premise is to evaluate, monitor, control, implement improvements to reduce exposure to risks and losses, in line with the risk appetite approved by the Board of Directors and adopting the definition of the Basel Committee and Central Bank of Brazil for operational risks. Our governance model is based on the three lines of defense and has people, structures, policies, methodologies and tools to support the adequate management of operational risk.

The Internal Controls Model is based on the methodology developed by the Committee of Sponsoring Organizations of the Treadway Commission (COSO), covering the strategic, operational, financial disclosure and compliance components and allows compliance with the requirements of regulators BACEN, CVM, B3, SUSEP and SarbanesOxley - SOX (Security Exchange Commission).

D. Bank´s business is highly dependent on the proper functioning of information technology systems.

Our business is highly dependent on the ability of our information technology systems to accurately process a large number of transactions across numerous and diverse markets and products in a timely manner, and on our ability to rely on our digital technologies, computer and email services, software and networks, as well as on the secure processing, storage and transmission of confidential data and other information in our computer systems and networks. The proper functioning of our financial control, risk management, accounting, customer service and other data processing systems is critical to our business and our ability to compete effectively.

E. Compliance and Reputacional Risk Management

Compliance risk management has a proactive focus on this risk, policies, implementation of process, including monitoring, training, advisory, risk assessment and corporate communication of standards and regulations to be applied to each businesses area of the Banco Santander.

F. Unit for the Anti Money Laundering (AML) and Coutering of Financing of Terrorism (CFT)

Area responsible for promoting the development of the prevention of money laundering and combating the financing of terrorism in the different business units, as well as responsible for the Bank's Know Your Customer guidelines, establishing policies, procedures, monitoring and culture related to the subject. Moreover, analyzing the AML/CFT risks in the products and services monitoring the product´s risk and transactions carried out.

G. Social and Environmental Risk

Banco Santander’s Social and Environmental Responsibility Policy (PRSA), which complies with National Monetary Council Resolution 4,327/2014 and the SARB 14 self-regulation issued by Febraban, establishes guidelines and consolidates specific policies for social-environmental practices used in business and stakeholder relations. These practices including social and environmental risk management, impacts and opportunities related themes, such as, adequacy in the concession or use of credit, supplier management and analysis of the social and environmental risk which is carried out through the analysis of the socio-environmental practices of wholesale and segment Empresas 3 retail clients, that have limits or credit risk greater than BRL5 million and are included in one of the 14 sectors of social and environmental attention. In other to mitigate operational, capital, credit and reputational risk. Since 2009 Santander is Equator Principles signatory, which standards are applied in order to mitigate social and environmental risks when financing big projects.

The commitments assumed in the PRSA are detailed in others Bank policies, such as, the Anti-Corruption Policy, Supplier Relationships and Homologation Policies and Social-Environmental Risk Policies, besides that the Private Social Investment Policy, which aims to guide the strategy of this topic and present guidelines for social programs that strengthen this strategy.

H. Structure of Capital Management

Santander adopts a robust governance that supports all processes related to effective capital management in order to:

• Clearly define the functions of each team involved in the capital management;

• Ensure that the capital metric limits established in management, risk appetite and the Risk Profile Assessment (RPA) are fulfilled;

• Ensure that the actions related to the institution's strategy consider the impacts generated in the capital allocation;

• Ensure that the Management actively participates in the management and is regularly informed about the behavior of the capital metrics.

At Banco Santander, there is an Executive Vice-President responsible for capital management appointed by the Board of Directors; in addition, there are institutional capital policies, which act as guidelines for capital management, control and reporting (thus fulfilling all the requirements defined in CMN Resolution No. 4,557 / 2017).

For further information, see the "Risk and Capital Management Structure - Resolution No. 4,557 / BACEN" in "Corporate Governance" and "Risk Management" at https://www.ri.santander.com.br/

b) Operational Limits

As established in CMN Resolutions No. 4,193/2013 and No. 4,783/2020, until March 2021 the PR requirement was at 10.25%, including 8.00% Minimum Reference Equity plus 1.25% Additional Conservation of Capital and 1.00% of Systemic Additional. PR Level I was 8.25% and Minimum Core Capital 6.75%.

Throughout 2021, the Capital Conservation Supplement goes through two increases, reaching 1.625% in April and 2.00% in October. Thus, in June the PR requirement is 10.625%, and at the end of 2021 it will be 11.00%. For June, 8.00% of the Minimum Reference Equity plus 1.625% of Additional Capital Conservation and 1.00% of Systemic Additional is considered, with the requirement of PR Level I of 8.625% and Minimum Principal Capital of 7.125%. By the end of 2021, the PR requirement reaches 11.0%, considering an 8.00% Minimum Reference Equity plus 2.00% Capital Conservation Additional and 1.00% Systemic Additional, with a requirement of PR Tier I and Minimum Principal Capital at the end of 2021 of 9.00% and 7.50%, respectively.

Continuing with the adoption of the rules established by CMN Resolution No. 4,192/2013, as of January 2015, the Prudential Consolidated, defined by CMN Resolution No. 4,280/2013, came into effect.

The index is calculated on a consolidated basis based on information from the Prudential Consolidated, as shown below:

	06/30/2021	12/31/2020
Tier I Regulatory Capital	79,630,351	77,571,525
Principal Capital	73,312,121	71,006,316
Supplementary Capital (Note 20)	6,318,230	6,565,209
Tier II Regulatory Capital (Note 20)	6,308,069	6,554,451
Regulatory Capital (Tier I and II)	85,938,420	84,125,976
Credit Risk (1)	509,135,404	478,303,523
Market Risk (2)	18,832,746	15,846,255
Operational Risk	54,851,805	57,419,401
Total RWA (3)	585,819,954	551,569,179
Basel I Ratio	13,66	14,06
Basel Principal Capital	12,58	12,87
Basel Regulatory Capital	14,75	15,25

(1) Exposures to credit risk subject to the calculation of capital requirement under the standardized approach (RWACPAD) are based on the procedures established by Bacen Circular 3644, of March 4, 2013 and its subsequent supplements through the wording of Bacen Circular 3,174 of August 20, 2014 and Bacen Circular 3770 of October 29, 2015.

(2) Includes the installments for market risk exposures subject to variations in foreign currency coupon rates (RWAjur2), price indices (RWAjur3) and interest rate (RWAjur1/RWAjur4), of commodity prices (RWAcom), of the price of shares classified in the trading portfolio (RWAacs) and installments for exposure to gold, foreign currency and operations subject to exchange variation (RWAcam).

(3) Risk Weighted Assets or risk weighted assets.

Banco Santander publishes the Risk Management Report with information on risk management, a brief description of the Recovery Plan, capital management, PR and RWA. The report with more details on the assumptions, structure and methodologies can be found at the electronic address www.santander.com.br/ri.

Financial institutions are required to maintain the investment of funds in permanent assets in accordance with the adjusted Reference Equity level. The funds invested in permanent assets, calculated on a consolidated basis, are limited to 50% of the value of the Reference Equity adjusted in accordance with the regulations in force. Banco Santander complies with the established requirements.

c) Financial Instruments - Sensitivity Analysis

Risk management is focused on portfolios and risk factors, in accordance with Bacen regulations and good international practices.

The financial instruments are segregated in the trading and banking portfolios, as performed in the management of market risk exposure, in accordance with the best market practices and with the operations classification and capital management criteria of the Bacen's Standardized Basel Method. The trading portfolio consists of all transactions with financial instruments and commodities, including derivatives, held with the intention of trading. The banking portfolio consists of structural operations arising from the various business lines of Banco Santander and their possible hedges. Therefore, according to the nature of Banco Santander's activities, the sensitivity analysis was divided between the trading and banking portfolios.

Banco Santander performs the sensitivity analysis of financial instruments in accordance with CVM Instruction No. 475/2008, considering market information and scenarios that would negatively affect the Bank's positions.

The summary tables presented below summarize sensitivity values generated by Banco Santander's corporate systems, referring to the trading portfolio and the banking portfolio, for each of the portfolio scenarios on June 30, 2021.

Trading Portfolio				Consolidated
Risk Factor	Description	Scenario 1	Scenario 2	Scenario 3
Interest Rate - Real	Exposures subject to Changes in Interest Fixed Rate	(3,373)	(72,488)	(144,976)
Coupon Interest Rate	Exposures subject to Changes in Coupon Rate of Interest Rate	(622)	(5,638)	(11,276)
Coupon - US Dollar	Exposures subject to Changes in Coupon US Dollar Rate	(1,973)	(7,373)	(15,475)
Coupon - Other Currencies	Exposures subject to Changes in Coupon Foreign Currency Rate	(418)	(919)	(1,838)
Foreign Currency	Exposures subject to Foreign Exchange	(7)	(167)	(334)
Eurobond/Treasury/Global	Exposures subject to Interest Rate Variation on Papers Traded on the International Market	(4,284)	(6,914)	(13,828)
Inflation	Exposures subject to Change in Coupon Rates of Price Indexes	(4,546)	(32,206)	(64,412)
Shares and Indexes	Exposures subject to Change in Shares Price	(738)	(18,441)	(36,882)
Commodities	Exposures subject to Change in Commodity Price	(649)	(16,217)	(32,435)
Total (1)		(16,610)	(160,727)	(321,456)

(1) Amounts net of tax effects.

Scenario 1: shock of + 10bps and -10bps in the interest curves and 1% for price changes (currencies and shares), considering the largest losses by risk factor.

Scenario 2: shock of + 25% and -25% in all risk factors, considering the largest losses by risk factor.

Scenario 3: shock of + 50% and -50% in all risk factors, considering the largest losses by risk factor.

Banking Portfolio				Consolidated
Risk Factor	Description	Scenario 1	Scenario 2	Scenario 3
Interest Rate - Real	Exposures subject to Changes in Interest Fixed Rate	(42,030)	(670,077)	(1,614,425)
TR and Long-Term Interest Rate - (TJLP)	Exposures subject to Change in Exchange TR and TJLP	(23,050)	(254,746)	(290,769)
Inflation	Exposures subject to Change in Coupon Rates of Price Indexes	(17,383)	(81,680)	(337,842)
Coupon - US Dollar	Exposures subject to Changes in Coupon US Dollar Rate	(5,879)	(37,153)	(72,463)
Coupon - Other Currencies	Exposures subject to Changes in Coupon Foreign Currency Rate	(3,977)	(4,554)	(9,148)
Interest Rate Markets International	Exposures subject to Changes in Interest Rate Negotiated Roles in International Market	(32,138)	(67,402)	(138,284)
Foreign Currency	Exposures subject to Foreign Exchange	(785)	(19,637)	(39,275)
Total (1)		(125,242)	(1,135,249)	(2,502,206)

(1) Amounts net of tax effects.

Scenario 1: shock of + 10bps and -10bps in the interest curves and 1% for price changes (currencies and shares), considering the largest losses by risk factor.

Scenario 2: shock of + 25% and -25% in all risk factors, considering the largest losses by risk factor.

Scenario 3: shock of + 50% and -50% in all risk factors, considering the largest losses by risk factor.

30.   Other information

a) Co-obligations and risks in guarantees provided to customers, recorded in memorandum accounts, reached the amount of R$47,146,043 (12/31/2020 - R$46,471,443) at the Bank and R$47,146,043 (12/31/2020 - R$46,471,443) in the Consolidated.

b) The total amount of investment funds and assets under management by the Santander Conglomerate is R$2,607,934 (12/31/2020 - R$2,716,477) and the total amount of investment funds and assets under management is R$207,800,122 (31/12/12/2020 - R$191,873,169) recorded in memorandum accounts.

c) The insurance in force on June 30, 2021, corresponding to coverage of fires, natural disasters and other risks related to properties, has a coverage value of R$9,195,639 (06/30/2020 – R$9,051,568) in the Bank and in the Consolidated. In addition, in the Bank and in the Consolidated on June 30, 2021, there are other policies in force to cover risks related to fraud, civil liability and other assets in the amount of R$1,450,606 (06/30/2020 - R$1,427,608).

d) Between June 30, 2021 and December 31, 2020, there were no related asset transactions and no obligations for related asset transactions.

e) Clearing and Settlement of Obligations Agreements - CMN Resolution 3,263/2005 - Banco Santander has an agreement for clearing and settlement of obligations within the scope of the National Financial System (SFN), entered into with individuals and legal entities that are or are not members of the SFN, resulting in in greater guarantee of financial settlement, with the parties which have this type of agreement. These agreements establish that payment obligations to Banco Santander arising from credit and derivative transactions, in the event of default by the counterparty, will be offset against Banco Santander's payment obligations to the counterparty.

f) Other Commitments - Banco Santander has two types of lease contracts: cancelable and non-cancellable. Cancelable properties are properties, mainly used as branches, based on a standard contract, which can be canceled at will and includes the right of option to renew and readjustment clauses, framed in the concept of operational leasing. The total of future minimum payments for non-cancellable operating leases is shown below:

	06/30/2021	12/31/2020
Up to 1 Year	723,263	670,619
Between1 to 5 Years	1,611,617	1.607,995
More than 5 Years	201,536	171,420
Total	2,536,416	2,450,034

Additionally, Banco Santander has contracts with an indefinite term, in the amount of R$741 (12/31/2020 - R$880) corresponding to the monthly rent of contracts with this characteristic. Operating lease payments, recognized as expenses in the first half of 2021, were in the amount of R$368,663 (2020 - R$358,656).

Rental contracts will be readjusted annually, in accordance with current legislation, with the highest percentage being in accordance with the variation of the General Market Price Index (IGPM). The lessee is assured the right to unilaterally terminate these contracts, at any time, in accordance with contractual clauses and current legislation. Market Value of Financial Assets and Liabilities

g) Market value of assets and liabilities - Banco Santander classifies measurements at market value using the market value hierarchy that reflects the model used in the measurement process, and is in accordance with the following hierarchical levels:

Level 1: Determined based on public (unadjusted) price quotations in active markets for identical assets and liabilities, include government bonds, shares and listed derivatives. Highly liquid securities with prices observable in an active market are classified at level 1. At this level, most Brazilian Government Bonds (mainly LTN, LFT, NTN-B and NTN-F), stocks on the stock exchange were classified. and other securities traded on the active market. Derivatives traded on stock exchanges are classified at level 1 of the hierarchy.

Level 2: These are derivatives of data other than quoted prices included in Level 1 that are observable for the asset or liability, directly (such as prices) or indirectly (derived from prices). When price quotations cannot be observed, Management, using its own internal models, makes its best estimate of the price that would be set by the market. These models use data based on observable market parameters as an important reference. The best evidence of the fair value of a financial instrument at initial recognition is the transaction price, unless the fair value of the instrument can be obtained from other market transactions carried out with the same instrument or similar instruments or can be measured using a valuation technique in which the variables used include only observable market data, particularly interest rates. These securities are classified at level 2 of the fair value hierarchy and are mainly composed of government securities (repurchase agreements, LCI Cancelable and NTN) in a less liquid market than those classified at level 1. For over-the-counter derivatives, for the valuation of financial instruments (primarily swaps and options), observable market data are normally used, such as exchange rates, interest rates, volatility, correlation between indices and market liquidity. In the pricing of the aforementioned financial instruments, the Black-Scholes model methodology is used (exchange rate options, interest rate index options, caps and floors) and the present value method (discounting future values by curves market).

Level 3: Derives from valuation techniques that include inputs for assets or liabilities that are not based on observable market variables (non-observable inputs). When there is information that is not based on observable market data, Banco Santander uses models developed internally to properly measure the fair value of these instruments. Level 3 mainly includes Instruments with low liquidity. Derivatives not traded on an exchange and which do not have observable information in an active market were classified as level 3, and are composed, including exotic derivatives.

In Thousands of Brazilian Real				2021
Assets	Carrying Amount	Maket Value	1	2	3

Interbank Investments	42,916,518	42,916,518	6,426,487	30,625,670	5,864,361
Securities and Debt Instruments	218,574,593	219,877,752	170,745,232	13,571,943	35,560,577
Derivatives Financial Instruments	28,850,452	28,850,452	-	28,460,046	390,389
Lending Operations	363,274,901	361,053,978	-	-	361,053,978
Total	653,616,464	652,698,700	177,171,719	72,657,676	402,869,305

In Thousands of Brazilian Real				2020
Assets	Carrying Amount	Maket Value	1	2	3

Interbank Investments	69,698,253	69,698,253	-	62,601,986	7,096,267
Securities and Debt Instruments	233,248,338	234,844,495	135,118,884	65,394,153	34,331,458
Derivatives Financial Instruments	32,840,075	32,840,075	-	32,258,845	581,230
Lending Operations	338,110,717	341,503,600	-	-	341,503,600
Total	673,897,383	678,886,423	135,118,884	160,254,984	383,512,555

We present below a comparison between the carrying amounts of the Bank's financial liabilities measured at a value other than the market value and their respective market values on June 30, 2021 and 2020:

In Thousands of Brazilian Real				2021
		Maket Value
Liabilities	Carrying Amount		1	2	3

Deposits	398,578,578	398,544,334	-	-	398,544,334
Money Market Funding	123,447,798	123,441,237	-	123,441,237	-
Borrowings and Onlendings	79,536,719	79,536,719	-	-	79,536,719
Funds from Acceptance and Issuance of Securities	76,258,113	75,873,936	-	-	75,873,936
Derivatives Financial Instruments	30,198,730	30,198,730	-	29,430,444	768,286
Debt Instruments Eligible to Compose Capital	12,626,300	12,626,300	-	-	12,626,300
Total	720,655,247	720,221,256	-	152,871,681	567,349,575

In Thousands of Brazilian Real				2020
		Maket Value
Liabilities	Carrying Amount		1	2	3

Deposits	390,051,798	390,093,916	-	-	390,093,916
Money Market Funding	154,997,017	154,994,486	-	154,994,486	-
Borrowings and Onlendings	67,759,950	67,759,950	-	-	67,759,950
Funds from Acceptance and Issuance of Securities	70,627,767	71,017,560	-	-	71,017,560
Derivatives Financial Instruments	36,269,465	36,269,465	-	35,642,321	627,144
Debt Instruments Eligible to Compose Capital	13,119,660	13,119,660	-	-	13,119,660
Total	732,825,657	733,255,037	-	190,636,807	542,618,230

Management revised the criteria assigned to classify the level of assets measured at market value, presented exclusively for disclosure purposes and verified the need to change between level 3 and level 1 and from level 2 to level 1 in light of the observable data of Marketplace.

h) Recurring/non-recurring results

						Bank
2021				2020
	Recurring Income	Non-recurring Income	01/01 to 06/30/2021	Recurring Income	Non-recurring Income	01/01 to 06/30/2020
Income Related to Financial Operations	25,092,779	-	25,092,779	73,967,441	-	73,967,441
Expenses on Financial Operations	(6,872,745)	-	(6,872,745)	(77,610,921)	-	(77,610,921)
Gross Income Related to Financial Operations	18,220,034	-	18,220,034	(3,643,480)	-	(3,643,480)
Other Operating Revenues (Expenses) (1)(2)	(4,484,538)	(1,097,007)	(5,581,545)	(3,577,437)	(205,000)	(3,782,437)
Operating Income	13,735,496	(1,097,007)	12,638,489	(7,220,917)	(205,000)	(7,425,917)

Non-Operating Income	52,584	-	52,584	63,830	167,000	230,830

Income Before Taxes on Income and Profit Sharing	13,788,080	(1,097,007)	12,691,073	(7,157,087)	(38,000)	(7,195,087)
Income Tax and Social Contribution (1)(2)(3)	(4,619,804)	(118,059)	(4,737,863)	14,023,215	(5,000)	14,018,215
Profit Sharing	(858,133)	-	(858,133)	(880,250)	-	(880,250)
Net Income	8,310,143	(1,215,066)	7,095,077	5,985,878	(43,000)	5,942,878

					Consolidated
	2021			2020
	Recurring Income	Non-recurring Income	01/01 to 06/30/2021	Recurring Income	Non-recurring Income	01/01 to 06/30/2020
Income Related to Financial Operations	30,253,142	-	30,253,142	79,563,473	-	79,563,473
Expenses on Financial Operations	(8,898,749)	-	(8,898,749)	(79,909,105)	-	(79,909,105)
Gross Income Related to Financial Operations	21,354,393	-	21,354,393	(345,632)	-	(345,632)
Other Operating Revenues (Expenses) (1)(2)	(6,431,119)	(1,097,007)	(7,528,126)	(5,915,713)	(205,000)	(6,120,713)
Operating Income	14,923,274	(1,097,007)	13,826,267	(6,261,345)	(205,000)	(6,466,345)

Non-Operating Income	28,077	-	28,077	69,583	167,000	236,583

Income Before Taxes on Income and Profit Sharing	14,951,351	(1,097,007)	13,854,344	(6,191,762)	(38,000)	(6,229,762)
Income Tax and Social Contribution (1)(2)(3)	(5,808,820)	(118,059)	(5,926,879)	13,070,872	(5,000)	13,065,872
Profit Sharing	(940,467)	-	(940,467)	(963,508)	-	(963,508)
Non-Controlling Interest	(67,918)	-	(67,918)	(73,040)	-	(73,040)
Net Income	8,134,146	(1,215,066)	6,919,080	5,842,562	(43,000)	5,799,562

(1) Amortization of goodwill on investment recognized as Other Operating Expenses in the amount before taxes of R$1,097,007 (2020 - R$204,199) in the Bank and in the Consolidated, with a tax net impact of R$1,051,334 (2020 - R$148,023).

(2) Action to Support the Fight against COVID-19 recognized as other operating expenses in 2020, with an impact before taxes amounting to R$100,000 (net of taxes, R$94,190), in the Bank and in the Consolidated.

(3) Write-off of tax loss arising from the spun-off equity of GetNet (see note 13) in the amount of R$163,732, and tax effect on the amortization of goodwill on investment, in the amount of R$45,673.

31.   Subsequent Event

The Board of Directors, in a meeting held on July 27, 2021, approved the Executive Board's proposal, ad referendum of the Ordinary General Meeting to be held in 2022, for the distribution of Interest on Equity, in the gross amount of R$ 3,400 million, which, after deducting the amount related to income tax withheld at source, in accordance with current legislation, imports a net amount of R$ 2,890 million, with the exception of immune and/or exempt shareholders. Shareholders who are registered in the Company's records at the end of August 4, 2021 (inclusive) will be entitled to Interest on Equity. Accordingly, as of August 5, 2021 (inclusive), the Company's shares will be traded “Ex-Interest on Equity”. The amount of Interest on Equity will be paid as of September 3, 2021 and fully charged to the mandatory dividends to be distributed by the Company for the year 2021, without any monetary restatement. The decision was approved by the Fiscal Council, according to a meeting held on the same date.

Composition of Management Bodies

Administrative Council

Álvaro Antônio Cardoso de Souza – President

Sérgio Agapito Lires Rial - Vice-President

Deborah Patricia Wright - Counselor (independent)

Deborah Stern Vieitas - Counselor (independent)

Jose Antonio Alvarez Alvarez – Counselor

José de Paiva Ferreira – Counselor

José Garcia Cantera – Conselheiro*

Marília Artimonte Rocca - Counselor (independent)

Pedro Augusto de Melo - Counselor (independent)

Audit Committee

Deborah Stern Vieitas - Coordinator

Maria Elena Cardoso Figueira - Qualified Technical Member
René Luiz Grande – Member
Vania Maria da Costa Borgerth - Member

Risk and Compliance Committee

Pedro Augusto de Melo - Coordinator

Álvaro Antonio Cardoso de Souza - Member

José de Paiva Ferreira - Member

Virginie Genès-Petronilho - Member

Sustainability Committee

Marilia Artimonte Rocca - Coordinator

Carlos Aguiar Neto - Member

Carlos Rey de Vicente - Member

Mario Roberto Opice Leão - Member

Tasso Rezende de Azevedo - Member

Nomination and Governance Committee

Álvaro Antonio Cardoso de Souza - Coordinator

Deborah Patricia Wright - Member

Luiz Fernando Sanzogo Giogi - Member

Compensation Committee

Deborah Patricia Wright - Coordinator

Álvaro Antonio Cardoso de Souza - Member

Luiz Fernando Sanzogo Giogi - Member

Fiscal Council*

João Guilherme de Andrade So Consiglio - Effective Member (President)

Antonio Melchiades Baldisera - Effective member

Louise Barsi - Effective Member

Manoel Marcos Madureira - Substitute

Luciano Faleiros Paolucci - Substitute

Valmir Pedro Rossi – Substitute

*The Fiscal Council was installed at the Annual General Meeting held on April 30, 2021, and the members were approved by the Central Bank of Brazil on July 22, 2021, the date on which they took office in their respective positions, with term of office until the General Meeting Ordinary of 2022.

Executive Board

Chief Executive Officer

Sérgio Agapito Lires Rial

Vice-President Executive Officer and Investor Relations Officer

Angel Santodomingo Martell

Vice-President Executive Officers

Alberto Monteiro de Queiroz Netto

Alessandro Tomao

Antonio Pardo de Santayana Montes

Carlos Rey de Vicente

Ede Ilson Viani

Jean Pierre Dupui

Juan Sebastian Moreno Blanco

Mário Roberto Opice Leão

Patrícia Souto Audi

Vanessa de Souza Lobato Barbosa

Officers without specific designation

Adriana Marques Lourenço de Almeida

Amancio Acúrcio Gouveia

Ana Paula Vitali Janes Vescovi

André de Carvalho Novaes

Carlos Aguiar Neto

Cassio Schmitt

Claudenice Lopes Duarte

Daniel Fantoni Assa

Elita Vechin Pastorelo Ariaz

Franco Luigi Fasoli

Geraldo José Rodrigues Alckmin Neto

Germanuela de Almeida de Abreu

Gustavo Alejo Viviani

Igor Mario Puga

Jean Paulo Kambourakis

João Marcos Pequeno De Biase

José Teixeira de Vasconcelos Neto

Luis Guilherme Mattos de Oliem Bittencourt

Luiz Masagão Ribeiro Filho

Marcelo Augusto Dutra Labuto

Marilize Ferrazza Santinoni

Marino Alexandre Calheiros Aguiar

Ramón Sanchez Díez

Ramon Sanchez Santiago

Reginaldo Antonio Ribeiro

Ricardo Olivare de Magalhães

Roberto Alexandre Borges Fischetti

Robson de Souza Rezende

Sandro Kohler Marcondes

Sandro Rogério da Silva Gamba

Thomas Gregor Ilg

Vítor Ohtsuki

Accountant

Diego Santos Almeida – CRC Nº 1SP316054/O-4

Declaration of directors on the financial statements

For the purposes of complying with the provisions of article 25, paragraph 1, item VI, of the Securities Commission (CVM) Instruction 480, of December 7, 2009, the members of the Executive Board of Banco Santander (Brasil) SA (Banco Santander or Company) declare that they discussed, reviewed and agreed with the Financial Statements prepared by Banco Santander´s BRGAAP criteria, for the year ended June 30, 2021, and the documents that comprise them, being: Management Report, balance sheets, statement results, statement of changes in equity, statement of cash flows, statement of added value and explanatory notes, which were prepared in accordance with accounting practices adopted in Brazil, in accordance with Law No. 6,404, of December 14, 1976 (Brazilian Corporate Law), the rules of the National Monetary Council, of the Central Bank of Brazil according to the model of Plan C of the National Financial System Institutions (COSIF) and other applicable regulations and legislation. The aforementioned Financial Statements and the documents that comprise them, were the subject of a report without reservation by the Independent Auditors regarding the recommendation for approval issued by the Company's Audit Committee and the favorable opinion of the Company's Fiscal Council.

Members of the Executive Board of Banco Santander on June 30, 2021:

Chief Executive Officer

Sérgio Agapito Lires Rial

Vice-President Executive Officer and Investor Relations Officer

Angel Santodomingo Martell

Vice-President Executive Officers

Alberto Monteiro de Queiroz Netto

Alessandro Tomao

Antonio Pardo de Santayana Montes

Carlos Rey de Vicente

Ede Ilson Viani

Jean Pierre Dupui

Juan Sebastian Moreno Blanco

Mário Roberto Opice Leão

Patrícia Souto Audi

Vanessa de Souza Lobato Barbosa

Officers without specific designation

Adriana Marques Lourenço de Almeida

Amancio Acúrcio Gouveia

Ana Paula Vitali Janes Vescovi

André de Carvalho Novaes

Carlos Aguiar Neto

Cassio Schmitt

Claudenice Lopes Duarte

Daniel Fantoni Assa

Elita Vechin Pastorelo Ariaz

Francisco Soares da Silva Junior

Franco Luigi Fasoli

Geraldo José Rodrigues Alckmin Neto

Germanuela de Almeida de Abreu

Gustavo Alejo Viviani

Igor Mario Puga

Jean Paulo Kambourakis

João Marcos Pequeno De Biase

José Teixeira de Vasconcelos Neto

Luis Guilherme Mattos de Oliem Bittencourt

Luiz Masagão Ribeiro Filho

Marcelo Augusto Dutra Labuto

Marilize Ferrazza Santinoni

Marino Alexandre Calheiros Aguiar

Ramón Sanchez Díez

Ramon Sanchez Santiago

Reginaldo Antonio Ribeiro

Ricardo Olivare de Magalhães

Roberto Alexandre Borges Fischetti

Robson de Souza Rezende

Sandro Kohler Marcondes

Sandro Rogério da Silva Gamba

Thomas Gregor Ilg

Vítor Ohtsuki

Directors' Statement on Independent Auditors

For the purposes of complying with the provisions of article 25, paragraph 1, item V, of the Securities and Exchange Commission (CVM) Instruction 480, of December 7, 2009, the members of the Executive Board of Banco Santander (Brasil) SA (Banco Santander or Company) declare that they have discussed, reviewed and agreed with the Financial Statements by the Banco Santander BRGAAP criterion, which includes the Independent Auditors' Report, related to the Financial Statements by Banco Santander BRGAAP criterion, for the year ended June 30, 2021 , and the documents that comprise them, being: Performance Comments, balance sheets, income statement, statement of changes in equity, statement of cash flows, statement of added value and explanatory notes, which were prepared in accordance with accounting practices adopted in Brazil, in accordance with Law No. 6,404, of December 14, 1976 (Brazilian Corporate Law) tions), the rules of the National Monetary Council, the Central Bank of Brazil in accordance with the model of the Accounting Plan of the Institutions of the National Financial System (COSIF) and other applicable regulations and legislation. The aforementioned Financial Statements and the documents that comprise them, were the subject of a report without reservation by the Independent Auditors regarding the recommendation for approval issued by the Company's Audit Committee and the favorable opinion of the Company's Fiscal Council.

Members of the Executive Board of Banco Santander on June 30, 2021:

Chief Executive Officer

Sérgio Agapito Lires Rial

Vice-President Executive Officer and Investor Relations Officer

Angel Santodomingo Martell

Vice-President Executive Officers

Alberto Monteiro de Queiroz Netto

Alessandro Tomao

Antonio Pardo de Santayana Montes

Carlos Rey de Vicente

Ede Ilson Viani

Jean Pierre Dupui

Juan Sebastian Moreno Blanco

Mario Roberto Opice Leão

Patrícia Souto Audi

Vanessa de Souza Lobato Barbosa

Officers without specific designation

Adriana Marques Lourenço de Almeida

Amancio Acúrcio Gouveia

Ana Paula Vitali Janes Vescovi

André de Carvalho Novaes

Carlos Aguiar Neto

Cassio Schmitt

Claudenice Lopes Duarte

Daniel Fantoni Assa

Elita Vechin Pastorelo Ariaz

Francisco Soares da Silva Junior

Franco Luigi Fasoli

Geraldo José Rodrigues Alckmin Neto

Germanuela de Almeida de Abreu

Gustavo Alejo Viviani

Igor Mario Puga

Jean Paulo Kambourakis

João Marcos Pequeno De Biase

José Teixeira de Vasconcelos Neto

Luis Guilherme Mattos de Oliem Bittencourt

Luiz Masagão Ribeiro Filho

Marcelo Augusto Dutra Labuto

Marilize Ferrazza Santinoni

Marino Alexandre Calheiros Aguiar

Ramón Sanchez Díez

Ramon Sanchez Santiago

Reginaldo Antonio Ribeiro

Ricardo Olivares de Magalhães

Roberto Alexandre Borges Fischetti

Robson de Souza Rezende

Sandro Kohler Marcondes

Sandro Rogério da Silva Gamba

Thomas Gregor Ilg

Vítor Ohtsuki

Audit Committee Report

The Audit Committee of Banco Santander (Brasil) S.A. (“Santander”), the leading institution of the Santander Economic-Financial Conglomerate (“Conglomerate”), has a unique role for all institutions and companies that make up the Conglomerate, including those companies supervised by the Superintendency of Private Insurance - SUSEP.

According to its Internal Regulation, available on Santander's Investor Relations website (www.ri.santander.com.br), the Audit Committee, among its attributions, advises the Board of Directors in evaluating the reliability of the financial statements, in verifying the compliance with legal and regulatory requirements, the effectiveness and independence of the work carried out by the internal and independent audits, as well as the effectiveness of the internal control systems and operational risk management. In addition, the Audit Committee recommends the correction and improvement of policies, practices and procedures identified within the scope of its attributions, whenever deemed necessary.

The Audit Committee is currently composed of four independent members, elected pursuant to resolutions taken at the Board of Directors' meetings held on May 3 and June 1, 2021. It operates through meetings with executives, auditors and experts and conducts analyzes of from the reading of documents and information submitted to it, in addition to taking initiatives in relation to other procedures that it deems necessary. The Audit Committee's assessments are primarily based on information received from the Executive Board, internal and independent audits and the areas responsible for monitoring internal controls and operational risks.

Activity reports and the content of Audit Committee meetings are regularly reported to the Board of Directors, with which the Audit Committee coordination met regularly in the first half of 2021.

With regard to its attributions, the Audit Committee carried out the following activities:

I - Financial Statements

BRGAAP and Prudential Conglomerate - The Audit Committee analyzed the financial statements of the institutions and companies that make up the Conglomerate, confirming their adequacy. In this regard, it became aware of the result for the first semester ended on June 30, 2021 of Santander and the Prudential Conglomerate in BRGaap standard, in addition to the individual and consolidated Financial Statements.

The Audit Committee met with the independent auditors and professionals responsible for accounting and for preparing the financial statements, prior to their disclosure.

II - Internal Controls and Operational Risk Management

The Audit Committee received information and held meetings with the Executive Vice President for Risks - including participating in the meetings of the Risk and Compliance Committee, with the Executive Vice President for Technology and Operations, with the Compliance Board and with the main instances responsible for the management, implementation and dissemination of the culture and infrastructure of internal controls, risk management and Conglomerate Conduct controls. It also verified the cases monitored by Canal Aberto (name of the whistleblower channel) and by the Information Security and Fraud Prevention areas. Such verifications were conducted in accordance with CMN Resolutions nos. 2,554/1998, 4,557/2017 and 4,893/2021, Sarbanes-Oxley Law (SOX) and SUSEP Circular 249/04.

III - Internal Audit

The Audit Committee formally met with the Director responsible for the area and with other representatives of Internal Audit on several occasions during the first half of 2021, in addition to having verified the reports on the work performed, the reports issued and their respective conclusions and recommendations, highlighting (i) the fulfillment of recommendations for improvement in the areas in which the controls were considered as “To be improved”; (ii) the results of the improvements applied to follow up and comply with the recommendations and their action plans for continuous progress; (iii) the planning of areas for recommendations that were eventually delayed due to the impact of the pandemic and (iv) meeting the demands of the regulatory bodies. On several other occasions, Internal Audit professionals participated in the meetings of the Audit Committee.

IV - Independent Audit

Regarding the Independent Audit work carried out by Pricewaterhouse Coopers Auditores Independentes (“PwC”), the Audit Committee formally met with the company on several occasions in the first half of 2021. The highlights of these meetings were: discussions involving the financial statements for the first half of 2021, accounting practices, key audit matters (PAA's) and any deficiencies and recommendations for improvement included in the report on internal controls and in the detailed report on the review of the allowance for doubtful accounts, in compliance with CMN Resolution 2682/99. The Audit Committee evaluated the proposals presented by PwC for the performance of other services, with regard to verifying the absence of conflicts of interest or risk of loss of independence. The Committee also met with KPMG Auditores Independentes (KPMG), responsible for auditing Banco RCI S.A., a member of the Conglomerate.

V - Ombudsman

In line with CMN Resolution 4,860/20 and CNSP Resolution 279/13, specific works were carried out in the first half of 2021, which were presented to the Audit Committee, which discussed and evaluated them. In addition to reporting on the work, the Committee also took note of the Ombudsman's biannual report, both from Santander and its affiliates, as well as the companies of the Conglomerate that have their own Ombudsman.

VI - Regulatory Bodies

The Audit Committee monitors and acts on the results of inspections and appointments made by regulatory and self-regulatory bodies and the respective measures taken by management to comply with such appointments, monitors new regulations and holds meetings with regulators, whenever requested. In the case of the Central Bank of Brazil, it holds regular meetings with the supervisors of the Banking Supervision Department - Desup and the Conduct Supervision Department - Decon.

VII – Other Activities

In addition to the activities described, as part of the work inherent to its attributions, the Audit Committee met with executive directors and with various areas of the Conglomerate, deepening its analysis, highlighting the following topics: (i) monitoring of regulatory capital; (ii) monitoring of Official Letters received from regulatory bodies, inspections in progress and the respective action plans adopted to meet demands; (iii) monitoring of cybersecurity theme; (iv) monitoring of the implementation and impact of the PIX; (v) monitoring the evolution of Openbanking; (vi) monitoring of issues related to conduct, PLD/CFT, policies and action plans for continuous and structural improvements; (vii) monitoring the activities of the customer relationship department, its action plans and its results; (viii) monitoring of tax, labor and civil litigation; (ix) review and approval of the Technical Study on Tax Credit Realization; (x) monitoring of provisions and issues related to PCLD; and (xi) adaptation to specific regulation to meet the sanitary and economic crisis.

During the period, the members of the Audit Committee also participated in training, lectures and updating programs on topics related to the Committee's activities and normative acts of interest and impact for the Conglomerate.

VIII – Conclusion

Based on the work and evaluations carried out and considering the context and scope in which it carries out its activities, the Audit Committee concluded that the work carried out is appropriate and provides transparency and quality to the referred Individual and Consolidated Financial Statements of Banco Santander (Brasil) SA and of the Prudential Conglomerate, for the semester ended June 30, 2021, recommending its approval by the Board of Directors of Santander.

São Paulo, July 27, 2021.

Audit Comittee

Deborah Stern Vieitas – Coordinator

Maria Elena Cardoso Figueira – Qualified Technical Member

René Luiz Grande

Vania Maria da Costa Borgerth

Opinion of the Fiscal Council

The members of the Fiscal Council, in the semester of their legal and statutory duties, examined the Management Report and Financial Statements of Banco Santander (Brasil) SA, for the first semester of 2021, and concluded the semester, based on the examinations made, in the clarifications provided by the management, also considering the unqualified opinion of PwC Auditores Independentes, that the aforementioned documents, examined in light of the accounting practices adopted in Brazil, applicable to institutions authorized to operate by the Central Bank of Brazil, reflect applicable to a financial and equity situation of the Bank.

São Paulo, July 27, 2021.

FISCAL COUNCIL

João Guilherme de Andrade So Consiglio – President

Antônio Melchiades Baldisera

Louise Barsi

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the Registrant has duly caused this report to be signed on its behalf by the undersigned, thereto duly authorized.

Date: July 27, 2021

Banco Santander (Brasil) S.A.

By:	/S/ Amancio Acurcio Gouveia
Amancio Acurcio Gouveia Officer Without Specific Designation

By:	/S/ Carlos Rey de Vicente
Carlos Rey de Vicente Vice - President Executive Officer